Form 10-K, Exhibit 13
period 1996-04-28
CULP INC
filed 1996-07-25
CIK 723603

CULP

                              1996
                              ANNUAL
                              REPORT

(Photo depicting the world with various Culp products appears here.)

Culp

(Photo of fabrics samples, a chair and pillows appears here)

CULP'S TEAM OF 3,000 ASSOCIATES COMPRISES A FULLY INTEGRATED MARKETER OF FABRICS FOR THE FURNITURE, BEDDING AND INSTITUTIONAL FURNISHINGS INDUSTRIES ON A WORLDWIDE BASIS. CULP OPERATES 10 MANUFACTURING PLANTS WITH A COMBINED TOTAL OF
2.2 MILLION SQUARE FEET IN NORTH AND SOUTH CAROLINA, GEORGIA, PENNSYLVANIA AND CANADA. CULP PROVIDES REGIONAL DISTRIBUTION FACILITIES IN AREAS WHERE CONSIDERABLE FURNITURE MANUFACTURING IS CONCENTRATED INCLUDING HIGH POINT, NORTH CAROLINA; TUPELO, MISSISSIPPI; AND LOS ANGELES, CALIFORNIA. CULP'S COMMON SHARES ARE TRADED ON THE NASDAQ STOCK MARKET (NATIONAL MARKET) UNDER THE SYMBOL CULP.

Culp's International Markets

        Culp's fabrics are used worldwide by an ever-broadening variety of customers. Residential furniture and bedding remain the company's largest end-use markets, but institutional furnishings ("contract"), juvenile furniture, outdoor furniture and bed furnishings are among the newer markets which are accounting for an increasing proportion of total sales.

        Culp now ranks as the largest supplier of upholstery fabrics to a global array of furniture manufacturers and overseas fabric distributors. The company provides the broadest product line of upholstery fabrics, including flat wovens (jacquard and dobby), velvets (woven, tufted and flock) and prints (overprinted jacquards). Culp's hallmark is providing innovative fabric designs at good values with a consistently high level of customer service.

        In mattress ticking, Culp ranks as one of the top three suppliers to the highly concentrated bedding industry. The company markets worldwide a broad range of heat-transfer, pigment-printed and damask tickings. Through creative designs utilizing various fabrics and colors, Culp has helped promote the use of covers with a more "fashion-conscious" look to differentiate mattress lines at retail.

(Photo of fabrics samples appears here)

Highlights


Net sales for fiscal 1996 reached a new high of $351.7 million. Net income also set a new annual record of $11.0 million, or $0.98 per share, up 13% from $0.87 per share in fiscal 1995. Fiscal 1996 represented the seventh consecutive year of higher net income.

Net sales of $102.2 in the fourth quarter of fiscal 1996 marked the first time Culp has surpassed $100 million in any quarter. Net income of $4.1 million in the fourth quarter represented the fourteenth consecutive quarter of higher earnings in comparison to the comparable period in the prior year.

The acquisition of Rayonese Textile Inc. in March 1995 expanded Culp's customer base and enhanced the company's capacity for manufacturing wide and narrow jacquard fabrics used for mattress ticking, comforters and upholstery fabrics.

International sales accounted for $77 million, or 22% of net sales, up from 19% in fiscal 1995. Shipments were made to customers in more than 50 countries during fiscal 1996.

In June 1996 the Board increased the regular quarterly cash dividend for the seventh consecutive year. The current indicated annual rate of $0.13 per share represents an 18% increase over the previous annualized payout.

Capital expenditures for fiscal 1996 totaled $14 million. Major initiatives included expanding capacity for jacquard and wet print product lines as well as completing the expansion project at Rayonese related to the installation of high-speed, air-jet jacquard weaving machines.

The company's financial position remained sound at the close of fiscal 1996 with a funded debt-to-capital ratio of 49%. Book value increased to a new high of $7.21 per share.

The price of Culp's shares rose 33% during 1996, representing a 28.6% compound return to shareholders over the past five years.

                                                                      FIVE-YEAR
(AMOUNTS IN THOUSANDS,             FISCAL          FISCAL    PERCENT    GROWTH
EXCEPT PER SHARE DATA)              1996            1995      CHANGE     RATE
STATEMENTS OF INCOME
    Net sales                    $   351,667       308,026      14.2%   15.1%
    Gross profit                      62,538        54,681      14.4    18.2
    Income from operations            23,470        21,249      10.5    35.9
    Net income                        10,980         9,775      12.3    30.5
    Average shares outstanding        11,234        11,203       0.3     0.8
PER SHARE
    Net income                   $      0.98          0.87      12.6%   29.4%
    Cash dividends                      0.11          0.10      10.0    19.6
    Book value                          7.21          6.37      13.2    10.1
    Year-end stock price               13.00          9.7       33.3    28.6
BALANCE SHEET
    Working capital              $    56,953        38,612      47.5%   11.9%
    Total assets                     211,644       194,999       8.5    19.0
    Funded debt                       76,791        72,947       5.3    33.0
    Shareholders' equity              81,446        71,396      14.1    11.2
RATIOS
    Gross profit margin                 17.8%         17.8%
    Operating income margin              6.7           6.9
    Net profit margin                    3.1           3.2
    Return on average equity            14.4          14.6
    Funded debt to equity               94.3         102.2
    Current ratio                        2.2%          1.7%



NET
INCOME
PER
SHARE
(Bar graph appears here with the following plot points.)

  92        93       94        95        96
$0.27      $0.41   $0.69     $0.87     $0.98


COMPARISON
OF TOTAL
RETURN TO
SHAREHOLDERS
(Bar graph appears here with the following plot points.)


                                  91        92       93        94        95          96
Culp                              100       143      200       325      276         368
Media General Textile Mfg.        100       148      160       147      142         144
NASDAQ                            100       121      139       155      180         257

Letter to  Shareholders

        Fiscal 1996 was a year of rewarding progress. Sales rose to a new high of $352 million, and net income increased 13% to $0.98 per share, also a record. Sales and net income were up in each quarter versus the comparable year-earlier periods; and in the fourth quarter, we achieved the milestone of surpassing $100 million in net sales for the first time ever for a three-month period. Our stock price at the end of the year was up 33% from the close at the end of fiscal 1995. That gain contrasted with essentially no change in the market value of a peer group of other companies in the home furnishings industry. Now, we recognize that looking at stock prices, especially at two points in time just 12 months apart, does not always provide a valid measure of one's underlying corporate performance. We are pleased, however, that the market has recognized the progress we have made.

        Yes, these financial highlights present a gratifying backdrop. But remember that fiscal 1996 was not a turnaround year for Culp. It actually marked the seventh year in which we have attained higher net income in an industry which historically has shown a more cyclical than consistent pattern of growth. In fact, many of our competitors experienced a difficult year. Consumer spending on furniture and other home furnishings is still subject to a host of variables including interest rates, employment levels and the buoyancy of the overall economy. None of these we can control. What we can influence are issues such as fabric design, customer service, product quality and manufacturing efficiency. By executing our strategy to make continued progress in each of these vital areas, we have gained market share, increased the company's profitability and experienced a broadening recognition of Culp's prospects by Wall Street. What lies ahead? That is always the tough question to answer, but we have challenged ourselves to sustain the outstanding record Culp has attained.

        This annual report provides a timely opportunity to review with you not only the past year but also the steps we are taking to follow our vision for Culp as one of the preeminent marketers of upholstery fabrics and mattress ticking worldwide. Our message here is not intended to repeat the discussion starting on page 23 about the significant operational and financial developments during fiscal 1996. We did benefit from the inclusion for a full year of Rayonese Textile which was acquired during the fourth quarter of fiscal 1995. The major portion of the increase in sales for the year, however, reflected growth in existing lines of upholstery fabrics and mattress ticking. Shipments to customers based in the United States rose 10% while international sales increased 34% and provided a key impetus to our corporate progress.


(Photo of a chair and pillow appear here)

        The insertion of the word "worldwide" in our corporate description for Culp is intentional. Residential and commercial furnishings are global industries, and we have literally redefined the company's mission statement to encompass this perspective. The financial results of broadening our corporate profile is clear. For fiscal 1996, international sales accounted for $77 million, or 22%, of net sales, up from 19% in fiscal 1995. Culp's international shipments, principally upholstery fabrics, have risen more than tenfold since fiscal 1990. Without those incremental sales, we would still have compiled a well above-average record and would rank as one of the top marketers of upholstery fabrics and mattress ticking in the United States. But the contribution from higher sales to customers outside the United States has markedly accelerated our progress and enabled us to achieve a stronger competitive posture.

NET SALES
(Bar graph appears here with the following plot points.)
   92         93         94           95           96
$191,311   $200,783   $245,049     $308,026     $351,667

NET INCOME
(Bar graph appears here with the following plot points.)
   92         93         94           95           96
$2,973      $4,501     $7,665      $9,775        $10,980



        What is driving our growth in sales? A critical underpinning is our ability to provide value to customers. Value is a deceptively simple word that may be one of the more complex terms any corporation has to comprehend. Customers provide the true definition of value, not us. Whatever blend of quality, service and price an account demands, we must strive to provide value by delivering the required blend, regardless of the geographical location of the customers we are servicing. Our success in building Culp's global presence relates directly to our continuous quality improvement process that remains a cornerstone of our corporate culture. We were far from the first company to adopt this approach, but the tangible returns realized thus far have reinforced teamwork throughout the Culp organization. The meaningful gains we have accomplished in product quality not only indicate that we are headed in the right direction, but also highlight that the drive to deliver value is an ongoing journey.

        One element of value that is important for every customer we serve today involves the physical delivery of our fabrics and mattress ticking. The logistics of completing international deliveries within our objective of OTET ("on-time, every time") demands a sophisticated information system. Our proprietary Culp Link software allows customers and sales agents as distant as Australia, Belgium and Poland to check the status of orders and deliveries on a real-time basis. Culp Link also provides the ability to review the accounting status of any account, as well as check the exact status of any shipment with individual identification of each roll and color specification. Shipments to international accounts involve longer distances, but the same framework which has allowed us to form working partnerships with many of the leading manufacturers of furniture and bedding in the United States is proving to be very effective in serving international customers.

        Apart from the absolute growth in international shipments, the geographical expansion of our customer base stands as firm evidence of our success on a worldwide basis. Our initial shipments several years ago outside the United States were logically into the nearby North American markets of Canada and Mexico. During fiscal 1996, however, those two nations combined represented less than one-third of the company's shipments outside of the United States. Europe is now our largest market for exports outside of North America, and we have established a growing presence in the Middle East, Asia and the Pacific Rim. We fully intend to broaden the geographical diversity of our customer base. We are continuing to add new customers, are considering establishing sales offices in selected overseas locations, and plan to introduce new products as part of an aggressive plan to capitalize on the potential we have identified.

        To some, Culp's proven ability to prosper in international markets must appear an anomaly within the overall textile industry. Two vital points distinguish us from other companies caught in stiff competition with offshore manufacturers. First,


(Photo of Rob Culp and Howard Dunn appears here.)
Rob Culp
Howard Dunn
weaving and printing upholstery fabrics and mattress ticking is more capital intensive than other textile niches, particularly those that involve sewing and garment-finishing steps. Second, customers value the creative designs and finishes on our decorative fabrics as essential components of their product planning and marketing programs.

        Our efforts to deliver innovative, appealing designs involve much more than just investing more dollars in additional equipment. Culp has the latest CAD (computer-aided design) workstations which facilitate the process of creating desirable patterns. High-resolution images of prototype designs present concepts to customers much fasterNand much less expensivelyNthan the conventional practice of producing a proposed design on a sample swatch of fabric. Designers are encouraged to experiment and to invite customers into the process at a much earlier stage than practically possible in the past. This involvement can help establish strong, long-lasting customer relationships; but the step demands a recognition that the development of new designs has to be linked integrally with practical manufacturing considerations. We have worked hard to establish this internal coordination, and the progress to date encouraged us to more than double the company's design staff during the last several years.

        The same technological advances which support our design of new fabrics have led us to move aggressively in pursuing new marketing opportunities. Having the flexibility to generate new designs quickly is aided by our ability to control resources in most every major discipline in fabric and yarn manufacturing. In addition to being well established in jacquard and dobby woven fabrics, we have expertise in woven and tufted velvets, as well as wet and heat-transfer printing. This versatility plays directly to customer demands for new fabrics, as customer preferences can change dramatically, even over a few seasons. Being able to identify these shifts in the market has been helped considerably by our formation of four distinct business units over two years ago. By targeting our efforts based on major types of fabrics instead of by customer categories, we have built an organization far more responsive to swings in demand. We know that a Culp team focused on creative applications of their assigned product lines has frequently served a key role in motivating customers to try new placements for furniture and bedding. Because design is such an integral aspect of our business, change truly is one constant we have to be able to accept and use to our advantage. Having these four operational units has proven to be an effective way of realizing overall corporate growth within such a dynamic environment.

        Culp's strong balance sheet ensures our ability to continue making the capital investments necessary to extend our competitive leadership. Capital spending in fiscal 1996 totaled $14.4 million, and represented only 55% of operating cash flow (net income plus depreciation, amortization and deferred income taxes) for the year. Plans for fiscal 1997 include capital spending of $16.5 million. The focus of this spending has increasingly shifted over the past couple of years toward expanding capacity rather than modernizing existing equipment. An example of that emphasis is the $6 million invested



RETURN
ON AVERAGE
EQUITY
(Bar graph appears here with the following plot points.)
   92         93         94           95           96
  6.0%       8.6%       13.1%       14.6%         14.4%

CLOSING
STOCK
PRICE
(Bar graph appears here with the following plot points.)
   92         93         94           95           96
 $5.23      $7.20      $11.63       $9.75        $13.00
at Rayonese Textile during fiscal 1995 and 1996 to install highly efficient, air-jet jacquard looms, planned specifically for fabrics used for mattress ticking, comforters, and overprinted jacquard fabrics.

        We are pleased that the company's performance for fiscal 1996 led the Board to approve an 18% increase in the quarterly cash dividend in June 1996. This marked the seventh consecutive year in which the quarterly cash dividend has been raised. Our goal is to manage Culp's resources in a manner which allows this record to be extended. The initial indications for fiscal 1997 are colored in part by the strong finish we experienced in our business in fiscal 1996. The pace of incoming orders has remained positive well into the first quarter. Although we must acknowledge that there are conflicting projections about the economy and interest rates, the sentiment among manufacturers and retailers of home furnishings seems generally optimistic at this time.

        Our task, as always, is not to get entangled in the near term but to focus on the longer term growth of Culp. The team of 3,000 associates under the Culp banner has accomplished much over the past several years and certainly seems eager for the challenges that we know lie ahead. We appreciate the earnest efforts of each individual and join them in expressing thanks to our customers for the opportunity to serve them. An increasing worldwide presence, a renewed emphasis on developing innovative new fabrics and designs and a sound organization all encourage us about our ability to meet the market's needs ever more competently in the future.

Sincerely,

(Signature of Robert G. Culp, III)      (Signature of Howard L. Dunn, Jr.)
Robert G. (Rob) Culp, III               Howard L. Dunn, Jr.
Chairman and Chief Executive Officer    President and Chief Operating Officer

Financial Statements

To the Shareholders of Culp, Inc.:

    We have changed our process for distributing information about Culp's quarterly progress during the year. We want to keep you informed about the Company's performance but believe that the most timely and cost-effective approach is to mail an update only to those requesting the information.

    We have made this decision for two reasons. One is the rising cost of producing and mailing quarterly reports. The other is the recognition that many investors now have access to the news wires and computerized data bases that report Culp's results on the same day that we release them to the media.

    If you wish to be mailed a copy of Culp's three quarterly news releases during 1997, simply complete and return the attached postcard.

    Please send me a copy of Culp's 1997 quarterly news releases.


Name_______________________________________________________

Address_____________________________________________________

____________________________________________________________

City_______________________________State__________Zip_________

Place
Stamp
Here

Culp, Inc.
101 South Main Street
High Point, NC 27261

10   CONSOLIDATED BALANCE SHEETS
11   CONSOLIDATED STATEMENTS OF INCOME
12   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
13   CONSOLIDATED STATEMENTS OF CASH FLOWS
14   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
21   REPORT OF INDEPENDENT AUDITORS
22   MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
23   MANAGEMENT'S DISCUSSION AND ANALYSIS
26   SELECTED QUARTERLY DATA
27   SELECTED ANNUAL DATA
28   CORPORATE AND SHAREHOLDER INFORMATION

Consolidated
Balance Sheets


APRIL 28, 1996 AND APRIL 30, 1995 (DOLLARS IN THOUSANDS,
     EXCEPT SHARE DATA)                                                  1996        1995
ASSETS
    current assets:
      cash and cash investments                                       $    498      1,393
      accounts receivable                                               52,038     44,252
      inventories                                                       47,395     45,771
      other current assets                                               4,191      3,194
          total current assets                                         104,122     94,610

    restricted investments                                               5,250        795
    property, plant and equipment, net                                  76,961     75,805
    goodwill                                                            22,871     22,600
    other assets                                                         2,440      1,189
          total assets                                                $211,644    194,999

LIABILITIES AND SHAREHOLDERS' EQUITY
    current liabilities:
      current maturities of long-term debt                            $  7,100     11,555
      accounts payable                                                  27,308     32,250
      accrued expenses                                                  12,564     11,532
      income taxes payable                                                 197        661
          total current liabilities                                     47,169     55,998

    long-term debt                                                      74,941     62,187
    deferred income taxes                                                8,088      5,418
          total liabilities                                            130,198    123,603

    commitments and contingencies (note 11)
    shareholders' equity:
      preferred stock, $.05 par value, authorized 10,000,000 shares          0          0
      common stock, $.05 par value, authorized 40,000,000 shares, issued and outstanding 11,290,300 at April 28, 1996 and
          11,204,766 at April 30, 1995                                     565        560
      capital contributed in excess of par value                        16,878     16,577
      retained earnings                                                 64,003     54,259
          total shareholders' equity                                    81,446     71,396
          total liabilities and shareholders' equity                  $211,644    194,999


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated
Statements of Income

FOR THE YEARS ENDED APRIL 28, 1996, APRIL 30, 1995, AND MAY 1, 1994
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)     1996         1995          1994
net sales                                      $ 351,667      308,026      245,049
cost of sales                                    289,129      253,345      202,426
    gross profit                                  62,538       54,681       42,623
selling, general and administrative expenses      39,068       33,432       27,858
    income from operations                        23,470       21,249       14,765
interest expense                                   5,316        4,715        2,515
interest income                                      (92)         (64)         (79)
other expense                                        956        1,082          350
    income before income taxes                    17,290       15,516       11,979
income taxes                                       6,310        5,741        4,314
    net income                                 $  10,980        9,775        7,665
net income per share                           $    0.98         0.87         0.69

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated
Statements of Shareholders' Equity

                                                                             CAPITAL
FOR THE YEARS ENDED APRIL 28, 1996,            COMMON      COMMON          CONTRIBUTED                     TOTAL
APRIL 30, 1995, AND MAY 1, 1994                STOCK         STOCK        IN EXCESS OF    RETAINED      SHAREHOLDERS'
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)  SHARES       AMOUNT          PAR VALUE    EARNINGS         EQUITY
balance, May 2, 1993                        7,259,161    $       362         15,333         38,826        54,521
    cash dividends ($0.08 per share)                                                          (887)         (887)
    net income                                                                               7,665         7,665
    common stock issued in connection
      with stock option plan, including
      $484 of tax benefit                     212,140             11          1,339                        1,350
    three-for-two stock split               3,706,052            185           (185)                          --
balance, May 1, 1994                       11,177,353            558         16,487         45,604        62,649
    cash dividends ($0.10 per share)                                                        (1,120)       (1,120)
    net income                                                                               9,775         9,775
    common stock issued in connection
      with stock option plan                   27,413              2             90                           92
balance, April 30, 1995                    11,204,766            560         16,577         54,259        71,396
    cash dividends ($0.11 per share)                                                        (1,236)       (1,236)
    net income                                                                              10,980        10,980
    common stock issued in connection
      with stock option plan                   85,534              5            301                          306
balance, April 28, 1996                    11,290,300    $       565         16,878         64,003        81,446

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated
Statements of Cash Flows


FOR THE YEARS ENDED APRIL 28, 1996, APRIL 30, 1995, AND  MAY 1, 1994
(DOLLARS IN THOUSANDS)                                                   1996         1995       1994
cash flows from operating activities:
    net income                                                        $ 10,980       9,775       7,665
    adjustments to reconcile net income to net cash
      provided by operating activities:
      depreciation                                                      12,348      11,257       8,497
      amortization of intangible assets                                    748         628         344
      provision for deferred income taxes                                2,210       1,373       1,118
      changes in assets and liabilities, net of effects
          of businesses acquired:
          accounts receivable                                           (7,786)     (5,515)     (1,839)
          inventories                                                   (1,624)     (7,281)     (4,330)
          other current assets                                            (537)       (310)       (304)
          other assets                                                    (103)       (518)       (389)
          accounts payable                                              (1,077)        159        (420)
          accrued expenses                                               1,032       2,180         539
          income taxes payable                                            (464)         25        (401)
            net cash provided by operating activities                   15,727      11,773      10,480
cash flows from investing activities:
    capital expenditures                                               (14,385)    (18,058)    (16,764)
    purchase of restricted investments                                  (6,019)        (57)     (3,593)
    purchase of investments to fund deferred compensation liability     (1,286)       --          --
    sale of restricted investments                                       1,564       2,185         670
    businesses acquired                                                   --       (10,455)    (38,205)
            net cash used in investing activities                      (20,126)    (26,385)    (57,892)

cash flows from financing activities:
    proceeds from issuance of long-term debt                            19,854      23,455      49,203
    principal payments on long-term debt                               (11,555)    (11,275)    (14,223)
    dividends paid                                                      (1,236)     (1,120)       (887)
    proceeds from common stock issued                                      306          92       1,350
    change in accounts payable - capital expenditures                   (3,865)      2,160       7,443
            net cash provided by financing activities                    3,504      13,312      42,886

decrease in cash and cash investments                                     (895)     (1,300)     (4,526)
cash and cash investments, beginning of year                             1,393       2,693       7,219
cash and cash investments, end of year                                $    498       1,393       2,693


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

Notes
To Consolidated Financial Statements

1    General and Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of the company and its subsidiary, which is wholly-owned. All significant intercompany balances and transactions are eliminated in consolidation.

DESCRIPTION OF BUSINESS--The company manufactures and markets upholstery fabrics and mattress ticking internationally for the furniture, bedding, and related industries, with the majority of its business conducted in the United States.

FISCAL YEAR --The company's fiscal year is the 52 or 53 week period ending on the Sunday closest to April 30. Fiscal years 1996, 1995 and 1994 included 52 weeks.

STATEMENTS OF CASH FLOWS--For purposes of reporting cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash investments.

ACCOUNTS RECEIVABLE --Substantially all of the company's accounts receivable are due from manufacturers and distributors in the markets noted above. The company grants credit to customers, a substantial number of which are located in the United States. Management performs credit evaluations of the company's customers and generally does not require collateral.

INVENTORIES --Principally all inventories are valued at the lower of last-in, first-out (LIFO) cost or market. Information related to the first-in, first-out
(FIFO) method may be useful in comparing operating results to those of companies not on LIFO. The LIFO valuation method decreased net income $66,000 ($.01 per share) in 1996, had no effect on net income in 1995, and decreased net income $73,000 ($.01 per share) in 1994 compared with the FIFO method.

RESTRICTED INVESTMENTS--Restricted investments were purchased with proceeds from industrial revenue bond issues and are invested pending application of such proceeds to project costs or repayment of the bonds. The investments are stated at cost which approximates market value.

PROPERTY, PLANT AND EQUIPMENT --Property, plant and equipment is recorded at cost. Depreciation is generally computed using the straight-line method over the estimated useful lives of the respective assets. Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Amounts received on disposal less the book value of assets sold are charged or credited to income.

FOREIGN CURRENCY TRANSLATION--The United States dollar is the functional currency for the company's Canadian subsidiary. Translation gains or losses for this subsidiary are reflected in net income.

GOODWILL AND OTHER INTANGIBLE ASSETS--Goodwill, which represents the unamortized excess of the purchase price over the fair values of the net assets acquired, is being amortized using the straight-line method over 40 years. The company assesses the recoverability of goodwill by determining whe ther the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired businesses. The assessment of the recoverability of goodwill will be impacted if estimated cash flows are not achieved.

Other intangible assets are included in other assets and consist principally of debt issue costs. Amortization is computed using the straight-line method over the respective terms of the debt agreements.

INCOME TAXES --Deferred taxes are recognized for the temporary differences between the financial statement carrying amounts and the tax bases of the company's assets and liabilities and operating loss and tax credit carryforwards at income tax rates expected to be in effect when such amounts are realized or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

No provision is made for income taxes which may be payable if undistributed income of the company's Canadian subsidiary were to be paid as dividends to the company, since the company intends that such earnings will continue to be invested. At April 28, 1996 the amount of such undistributed income was $1.5 million. Foreign tax credits may be available as a reduction of United States income taxes in the event of such distributions.

REVENUE RECOGNITION --Revenue is recognized when products are shipped to customers. Provision is made currently for estimated product returns, claims and allowances.

FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amount of cash and cash investments, accounts receivable, other current assets, accounts payable and accrued expenses approximates fair value because of the short maturity of these financial instruments.

The fair value of the company's long-term debt is estimated by discounting the future cash flows at rates currently offered to the company for similar debt instruments of comparable maturities. The fair value of the company's long-term debt approximates the carrying value of the debt due to the variable interest rates on the majority of long-term debt at April 28, 1996.

INTEREST RATE SWAP AGREEMENTS --Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. These agreements are used to effectively fix the interest rates on certain variable rate borrowings. Net amounts paid or received are reflected as adjustments to interest expense.

FORWARD CONTRACTS--Gains and losses related to qualifying hedges of firm commitments are deferred and included in the measurement of the related foreign currency transaction when the hedged transaction occurs.

PER SHARE DATA --Primary income per share is computed by dividing net income by the weighted average number of common shares outstanding during each year, as restated for stock splits (11,234,363 in 1996, 11,203,160 in 1995, and
11,075,988 in 1994). The effect of stock options on the calculation is not materially dilutive.

USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATION--Certain items in the 1995 consolidated financial statements have been reclassified to conform with the presentation adopted in the current year. The reclassifications did not impact net income as previously reported.



2    Acquisitions

On March 6, 1995, the company acquired Rayonese Textile Inc. (Rayonese), a manufacturer of home furnishings fabrics based near Montreal, Canada. The transaction was valued at approximately $10.5 million and included the purchase of 100% of the Rayonese common stock and the assumption of Rayonese's funded debt. Goodwill on the transaction was approximately $5 million, which is being amortized on the straight-line method over 40 years. The acquisition was accounted for as a purchase, and accordingly, the net assets and operations of Rayonese have been included in the company's consolidated financial statements since March 6, 1995.

    On November 2, 1993, the company purchased the operations and assets relating to an upholstery fabric business operating as Rossville Mills, Chromatex and Rossville Velours (Rossville/Chromatex). The transaction was valued at approximately $39.3 million and involved the purchase of assets for cash, the repayment of Rossville/ Chromatex debt and the assumption of certain liabilities. Goodwill on the transaction was approximately $18.9 million, which is being amortized on the straight-line method over 40 years. The acquisition was accounted for as a purchase, and accordingly, the net assets and operations of Rossville/Chromatex have been included in the company's consolidated financial statements since November 1, 1993.

3    Accounts Receivable

A summary of accounts receivable follows:

(DOLLARS IN THOUSANDS)                   1996        1995
customers                            $ 53,321      44,014
factors                                    71       1,314
allowance for doubtful accounts        (1,016)       (739)
reserve for returns and allowances       (338)       (337)
                                     $ 52,038      44,252

4    Inventories

A summary of inventories follows:


(DOLLARS IN THOUSANDS)                                           1996        1995
inventories on the FIFO cost method
    raw materials                                            $ 29,150      25,385
    work-in-process                                             5,067       3,465
    finished goods                                             16,708      19,834
      total inventories on the FIFO cost method                50,925      48,684
adjustments of certain inventories to the LIFO cost method     (3,530)     (2,913)
                                                             $ 47,395      45,771

5    Property, Plant and Equipment


A summary of property, plant and equipment follows:





(DOLLARS IN THOUSANDS)       depreciable lives (in years)     1996         1995
land and improvements                            10       $  1,765           958
buildings and improvements                     7-40         13,529        12,793
leasehold improvements                         7-10          1,320         1,242
machinery and equipment                        3-12        109,906       101,427
office furniture and equipment                 3-10         12,152        12,020
capital projects in progress                                 8,517         6,047
                                                           147,189       134,487
accumulated depreciation                                   (70,228)     (58,682)
                                                          $ 76,961        75,805


6    Goodwill

A summary of goodwill follows:

(DOLLARS IN THOUSANDS)                                 1996                1995
goodwill                                             $ 24,218             23,337
accumulated amortization                               (1,347)             (737)
                                                     $ 22,871             22,600


7     Accounts Payable

A summary of accounts payable follows:

(DOLLARS IN THOUSANDS)                                        1996         1995
accounts payable--trade                                     $21,570       22,647
accounts payable--capital expenditures                        5,738        9,603
                                                            $27,308       32,250

8      Accrued Expenses

A summary of accrued expenses follows:

(DOLLARS IN THOUSANDS)                                    1996             1995
compensation and benefits                               $ 8,153            6,497
other                                                     4,411            5,035
                                                        $12,564           11,532

9      Income Taxes

A summary of income taxes follows:

(DOLLARS IN THOUSANDS)                      1996           1995           1994
current
    federal                               $3,345           3,473           2,420
    state                                    700             699             383
    Canadian                                   0               0               0
                                           4,045           4,172           2,803
deferred
    federal                                1,422           1,374           1,279
    state                                    145             195             232
    Canadian                                 698               0               0
                                           2,265           1,569           1,511
                                          $6,310           5,741           4,314

Income before income taxes related to the Company's Canadian operation for the year ended April 28, 1996 was $2,100,000. In the prior year, income before income taxes from this operation was not significant.
    The following schedule summarizes the principal differences between income taxes at the federal income tax rate and the effective income tax rate reflected in the consolidated financial statements:

                                       1996     1995        1994
federal income tax rate              34.2%      34.1%        34.0%
state income taxes, net of
    federal income tax benefit        3.4        3.8          3.8
exempt income of foreign sales
    corporation                      (1.7)      (1.5)        (1.4)
other                                  .6        0.6         (0.4)
                                     36.5%      37.0%        36.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consist of the following:

(DOLLARS IN THOUSANDS)                                       1996         1995
deferred tax liabilities:
    property, plant and equipment, net                   $(7,328)        (5,625)
    goodwill                                                (720)          (432)
    employee benefits                                       (295)          (249)
    other                                                   (142)          (139)
      total deferred tax liabilities                      (8,485)        (6,445)

deferred tax assets:
    accounts receivable                                      474            357
    inventories                                              148             81
    compensation                                             960            475
    liabilities and reserves                                 782            922
    alternative minimum tax                                    0            699
      gross deferred tax assets                            2,364          2,534
      valuation allowance                                      0              0
      total deferred tax assets                            2,364          2,534
                                                         $(6,121)        (3,911)

Deferred taxes are classified in the accompanying consolidated Balance Sheet captions as follows:

(DOLLARS IN THOUSANDS)                          1996     1995
other current assets                         $  1,967    1,507
deferred income taxes                          (8,088   (5,418)
                                             $ (6,121)  (3,911)

The company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.
    Income taxes paid, net of income tax refunds, were $4,623,000 in 1996; $4,071,000 in 1995; and $3,113,000 in 1994.

10       Long-term Debt

 A summary of long-term debt follows:

(DOLLARS IN THOUSANDS)                                    1996            1995
industrial revenue bonds and
    other obligations                                 $ 22,241            15,787
revolving credit line                                   23,300            10,000
term loan                                               35,500            41,500
subordinated note payable                                1,000             1,000
convertible note payable                                     0             5,455
                                                        82,041            73,742
current maturities                                      (7,100)         (11,555)
                                                      $ 74,941            62,187

The company has an unsecured loan agreement with two banks, which provides for a $36,000,000 five-year term loan and a $33,500,000 revolving credit line, which also has a five-year term. The term loan requires monthly installments of $500,000, and a final payment of $6,500,000 on March 1, 2001. The revolving credit line requires payment of an annual facility fee in advance. Additionally, the term loan and the credit line require payment of interest on any outstanding borrowings at an interest rate based on a spread over the one month LIBOR (this LIBOR rate at April 28, 1996 was 5.4%).

    The industrial revenue bonds (IRB) are collateralized by restricted investments of $5,250,000 and letters of credit for $22,436,000 at April 28, 1996. Substantially all of the bonds are due in one-time payments at various dates from 2008 to 2013, with interest at variable rates at approximately 60% of the prime rate (prime at April 28, 1996 was 8.25%).

    In connection with the Rossville/Chromatex acquisition (note 2), the company has a subordinated note payable to the former owners with interest based on a spread over the one month LIBOR. The note is payable on November 1, 1996.

    In connection with the purchase of Rayonese Textile Inc. (note 2), the company issued a convertible note payable of $5,455,000. The note was payable on March 6, 1998 or upon 45 days notice to the company by the holders starting on March 6, 1996. The holders gave 45 days notice, and the company repaid the note payable in March 1996.

The company's loan agreements require, among other things, that the company maintain certain financial ratios. At April 28, 1996, the company was in compliance with these required financial covenants.

    At April 28, 1996, the company had five interest rate swap agreements with two banks in order to reduce its exposure to floating interest rates on a portion of its variable rate borrowings.

    The following table summarizes certain data regarding the interest rate swaps:

 NOTIONAL AMOUNT      INTEREST RATE   EXPIRATION DATE
$ 2,300,000              6.4%          July 1996
$   150,000              7.6%          July 1996
$15,000,000              7.3%          April 2000
$ 5,000,000              6.9%          June 2002
$ 5,000,000              6.6%          July 2002

The estimated amount at which the company could terminate these agreements as of April 28,1996 is approximately $220,000. Net amounts paid under these agreements increased interest expense by approximately $290,000 in 1996; $138,000 in 1995; and $227,000 in 1994. Management believes the risk of incurring losses resulting from the inability of the bank to fulfill its obligation under the interest rate swap agreements to be remote and that any losses incurred would be immaterial.

     The principal payment requirements of long-term debt during the next five years are: 1997--$7,100,000; 1998--$6,100,000; 1999--$6,275,000;
2000--$6,200,000;  and  2001--$5,154,000,  excluding  payments,  if any,  on the revolving credit line for its five year term. The term loan and revolving credit facilities expire on March 1, 2001, at which time a final payment of $6,500,000 is due for the term loan and any outstanding borrowings on the revolver are due. These final payments at the expiration date are not included in the scheduled payments above.

    Interest paid during 1996,  1995 and 1994 totalled  $5,365,000,  $4,668,000, and $2,254,000, respectively.

11       Commitments and Contingencies


The company leases certain office, manufacturing and warehouse facilities and transportation and other equipment under noncancellable operating leases. Lease terms related to real estate range from five to ten years with renewal options for additional periods ranging from five to fifteen years. The leases generally require the company to pay real estate taxes, maintenance, insurance and other expenses. Rental expense for operating leases, net of sublease income, was $3,502,000 in 1996; $2,486,000 in 1995; and $2,021,000 in 1994. Future minimum rental commitments for noncancellable operating leases are $2,874,000 in 1997; $2,466,000 in 1998; $1,458,000 in 1999; $1,221,000 in 2000; $727,000 in 2001;
and $5,242,000 in later years.

    The company is involved in several legal proceedings and claims which have arisen in the ordinary course of its business. These actions, when ultimately concluded and settled, will not, in the opinion of management, have a material adverse effect upon the financial position, results of operations or liquidity of the company.

    The company has outstanding capital expenditure commitments of $1,521,000 as of April 28, 1996.

12      Stock Option Plans


The company has a stock option plan under which options to purchase common stock may be granted to officers, directors and key employees. At April 28, 1996, 984,187 shares of common stock were authorized for issuance under the plan. Options are granted under the plan at an option price not less than fair market value at the date of grant. Options are generally exercisable one year after the date of grant and generally expire beginning ten years after the date of grant. At April 28, 1996, 371,437 shares were exercisable and 540,750 shares were available for future grants. At April 30, 1995, 369,721 shares were exercisable and 614,000 shares were available for future grants.

    Stock option activity under this plan is summarized as follows:

                                                                        NUMBER OF SHARES
                NUMBER OF SHARES  NUMBER OF SHARES   NUMBER OF SHARES       OUTSTANDING         OPTION PRICE
                         GRANTED  CANCELLED/EXPIRED          EXERCISED      AT YEAR-END             PER SHARE
1994                      98,269                0          (288,855)           385,884         $2.82-$14.03
1995                      97,250                0           (27,413)           455,721         $2.82-$14.03
1996                      83,250          (10,000)          (85,534)           443,437         $2.82-$14.03


During fiscal 1995, the company adopted a performance-based stock option plan which provided for the one-time grant to officers and certain senior managers of options to purchase 121,000 shares of the company's common stock at $.05 (par value) per share. Coincident with the adoption of this plan, the company's 1993 stock option plan was amended to reduce the number of shares issuable under that plan by 121,000 shares. Options under the plan are exercisable the earlier of January 1, 2003 or approximately 45 days after the end of fiscal 1997 if the company achieves an annual compound rate of growth in its primary earnings per share of 17% during the three-year period ending April 28, 1997. At April 28, 1996, 114,000 options were outstanding.

 13      Defined Contribution Plan

The company has a defined contribution plan which covers substantially all employees and provides for participant contributions on a pre-tax basis and discretionary matching contributions by the company which are determined annually. Company contributions to the plan were $791,000 in 1996; $771,000 in 1995; and $574,000 in 1994.

14       International Sales


International sales, of which 90% were denominated in U.S. dollars, accounted for 22% of net sales in 1996, 19% in 1995, and 18% in 1994, and are summarized by geographic area as follows:







(DOLLARS IN THOUSANDS)                        1996         1995           1994
Europe                                     $18,927         19,177         17,334
North America
    (excluding USA)                         23,528         16,707         12,128
Asia and Pacific Rim                        12,124          8,969          5,529
South America                                2,753          3,749          1,248
Middle East                                 15,609          6,081          1,740
All other areas                              4,456          3,288          6,059
                                           $77,397         57,971         44,038


15     Related Party Transactions


A director of the company is also an officer and director of a major customer of the company. The amount of sales to this customer was approximately $27,739,000 in 1996; $20,484,000 in 1995; and $15,464,000 in 1994. The amount due from this customer at April 28, 1996 was approximately $2,608,000 and at April 30, 1995 was approximately $2,443,000.

    A director of the company is also a director of the company's lead bank, an officer and director of one of the company's factors, and an officer and director of the lessor of the company's office facilities in High Point. The amount of factor commissions paid to this factor was approximately $28,000 in 1996; $55,000 in 1995; and $158,000 in 1994, and the amount due from the factor at April 28, 1996 and April 30, 1995 was $67,000 and $808,000, respectively. The amount of interest and other fees paid to the bank was approximately $2,580,000 in 1996; $2,039,000 in 1995; and $1,555,000 in 1994, and the loans payable to the bank and amounts guaranteed through letters of credit by the bank at April 28, 1996 and April 30, 1995 aggregated $48,402,000 and $42,862,000, respectively. Rent expense for the company's office facilities in High Point was approximately $421,000 in 1996; $435,000 in 1995; and $427,000 in 1994.

    Rents paid to entities owned by certain shareholders and officers of the company and their immediate families were $680,000 in 1996; $670,000 in 1995; and $630,000 in 1994.

16      Foreign Exchange Forward Contracts


The company generally enters into foreign exchange forward contracts as a hedge against its exposure to currency fluctuations on firm commitments to purchase certain machinery and equipment and raw materials. Machinery and equipment and raw material purchases hedged by foreign exchange forward contracts are valued by using the exchange rate of the applicable foreign exchange forward contract. The company had approximately $1,924,000 and $6,056,000 of outstanding foreign exchange forward contracts as of April 28, 1996 and April 30, 1995, respectively (primarily denominated in German marks and Australian shillings). The contracts outstanding at April 28, 1996 mature at various dates in fiscal 1997. The fair values of these contracts were $1,850,000 and $6,553,000 at April 28, 1996 and April 30, 1995, respectively. Fair values were estimated by obtaining quotes from banks assuming all contracts were purchased on April 28, 1996 and April 30, 1995, respectively.

Report of Independent Auditors

To the Board of Directors and Shareholders of Culp, Inc.:

    We have audited the accompanying consolidated balance sheets of Culp, Inc. and subsidiary as of April 28, 1996 and April 30, 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 28, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Culp, Inc. and subsidiary as of April 28, 1996 and April 30, 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended April 28, 1996, in conformity with generally accepted accounting principles.

(signature of KPMG Peat Marwick LLP appears here)
Greensboro, North Carolina
May 29, 1996

Management's Responsibility
For Financial Statements

    The management of Culp, Inc. is responsible for the accuracy and consistency of all the information contained in this Annual Report, including the financial statements. These statements have been prepared to conform with generally accepted accounting principles. The preparation of financial statements and related data involves estimates and the use of judgment.

    Culp, Inc. maintains internal accounting controls designed to provide reasonable assurance that the financial records are accurate, that the assets of the company are safeguarded, and that the financial statements present fairly the financial position and results of operations of the company.

    KPMG Peat Marwick LLP, the company's independent auditors, conducts an audit in accordance with generally accepted auditing standards and provides an opinion on the financial statements prepared by management. Their report for 1996 appears on the preceding page.

    The Audit Committee of the Board of Directors reviews the scope of the audit and the findings of the independent auditors. The internal auditor and the independent auditors meet with the Audit Committee to discuss audit and financial reporting issues. The Committee also reviews the company's principal accounting policies, significant internal accounting controls, the Annual Report and annual SEC filings (Form 10-K and Proxy Statement).


(signature of Robert G. Culp, III appears here)
Robert G. Culp, III
Chairman and Chief Executive Officer



(signature of Franklin N. Saxon appears here)
Franklin N. Saxon
Senior Vice President and Chief Financial Officer
May 29, 1996


RETURN ON AVERAGE TOTAL CAPITAL
(bar chart appears here, plot points are below)

92       93         94          95          96
6.0%    7.4%       9.2%        9.6%         9.5%

CAPITAL EXPENDITURES
(bar chart appears here, plot points are below)

92             93        94        95       96
$12,396   $11,938    $16,764    $18,058    $14,385

CAPITAL EXPENDITURES AS A PERCENT OF CASH FLOWS
(bar chart appears here, plot points are below)

92              93          94      95        96
126.7%       101.8%       95.1%    78.4%    54.7%

INTERNATIONAL SALES
(bar chart appears here, plot points are below)

92          93           94         95         96
$37,913     $41,471   $44,038   $57,971    $77,397

Management's Discussion & Analysis

The following analysis of the financial condition and results of operations should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this report.

GENERAL--The company's business, which is linked to the demand for upholstery fabrics and mattress ticking, is cyclical in nature and can be significantly affected by changes in overall economic conditions. The company believes the key economic indicators influencing demand for its products are housing starts, sales of existing homes, the level of consumer confidence, population demographics, trends in disposable income and prevailing interest rates for home mortgages. Industry-wide demand for upholstery fabrics and mattress ticking is directly determined by consumer purchases of upholstered furniture and bedding (mattresses and box springs). Although the majority of the company's sales continues to be derived from sales to U.S.-based manufacturers, international sales are increasing as a percentage of total shipments. The company believes that most of its upholstery fabrics and mattress ticking sold internationally is used in the manufacture of furniture and bedding which is marketed outside the United States.

OVERVIEW--For the fiscal year ended April 28, 1996, net sales were $351.7 million, up 14% from $308.0 million in fiscal 1995. For the year, sales of upholstery fabrics increased 11% and accounted for 81% of the company's net sales. Sales of mattress ticking, including sales for Rayonese, contributed the balance of net sales and rose 29% from the prior year. The gain in sales reflected higher shipments of upholstery fabrics and mattress ticking to U.S.-based manufacturers as well as increased international shipments. principally of upholstery fabrics. Net income for fiscal 1996 increased to $11.0 million, or $0.98 per share, up from $9.8 million, or $0.87 per share, for fiscal 1995. The company's business ended fiscal 1996 on a generally strong note with a 19.6% increase in sales in the fourth quarter. Although the pace of incoming orders remains positive, there are conflicting projections about the economy and interest rates over the remainder of the company's fiscal 1997 year. The company's managerial focus continues to be extending the longer term gains realized in market share and corporate profitability.

RECENT ACQUISITIONS--On March 6, 1995, the company completed the acquisition of Rayonese Textile Inc. ("Rayonese"). The transaction was valued at approximately $10.5 million and included the purchase of 100% of the common stock of Rayonese and the assumption of that company's funded debt. The acquisition is described in more detail elsewhere in this report and in the company's filing with the Securities and Exchange Commission on Form 8-K filed December 23, 1994. See also footnote 2 to the Consolidated Financial Statements.

As of November 1, 1993, the company completed the purchase of the upholstery fabric business operating as Rossville Mills, Chromatex, and Rossville Velours. The transaction was valued at $39.3 million and involved the purchase of assets for cash and the assumption of certain liabilities related to the business. The assets acquired are principally located in Rossville, Georgia and West Hazelton, Pennsylvania. The acquisition is described in more detail elsewhere in this report and in the company's filings with the Securities and Exchange Commission on form 8-K filed November 16, 1993, and amendments to that filing on Form 8-K/A filed January 15, 1994, and July 15, 1994. See also footnote 2 to the consolidated financial statements.

ANALYSIS OF OPERATIONS--The table below sets forth certain items in the Consolidated Statements of Income as a percentage of net sales. Income taxes are expressed as a percentage of income before income taxes.

                                         1996      1995      1994
Net sales                                100.0%    100.0%    100.0%
Cost of sales                             82.2      82.2      82.6
    Gross profit                          17.8      17.8      17.4
Selling, general and administrative
    expenses                              11.1      10.9      11.4
    Income from operations                 6.7       6.9       6.0
Interest expense                           1.5       1.5       1.0
Interest income                            0.0       0.0       0.0
Other expense                              0.3       0.4       0.1
    Income before income taxes             4.9       5.0       4.9
    Income taxes (*)                      36.5      37.0      36.0
    Net income                             3.1%      3.2%      3.1%

(*)  Calculated as a percent of income before income taxes

FISCAL 1996 COMPARED WITH FISCAL 1995--The following table sets forth the company's sales divided into various categories, including in each case the percentage change in the category's sales from fiscal 1995 to fiscal 1996. The first major division is between the company's major product categories, Upholstery Fabrics and Mattress Ticking. Additionally, sales are broken down by the company's four business units: Culp Textures, Rossville/Chromatex and Velvets/Prints, which produce upholstery fabrics, and Culp Home Fashions, which produces primarily mattress ticking.

(DOLLARS IN THOUSANDS)                             AMOUNTS       PERCENT
PRODUCT CATEGORY/BUSINESS UNIT                 1996     1995     CHANGE
Upholstery Fabrics
    Culp Textures                           $ 84,384   85 125    (0.9)%
    Rossville/Chromatex                       74,203    63,765   16.4 %
                                             158,587   148,890    6.5 %
    Velvets/Prints                            125,70   106,803   17.7 %
                                              284,28   255,693   11.2 %
Mattress Ticking
    Culp Home Fashions                        67,379    52,333   28.8 %
                                            $351,667   308,026   14.2 %

    The company's sales of upholstery fabrics increased $28.6 million, or 11.2%. Sales from the Rossville/Chromatex and Velvets/Prints business units were up significantly from last year while sales of the Culp Textures business unit were down slightly. The gain of $15.0 million in sales of mattress ticking reflected higher shipments to existing accounts and the additional sales from Rayonese. Sales of mattress ticking for fiscal 1996 included $7.7 million from Rayonese which was acquired on March 6, 1995. Rayonese contributed $1.4 million to sales for the portion of fiscal 1995 in which it was included in the company's results. International sales, consisting primarily of upholstery fabrics, increased to $77.4 million, up 34% from fiscal 1995. International shipments accounted for 22% of the company's sales for fiscal 1996, up from 19% in fiscal 1995. The base of the company's international customers continued to broaden, with sales to over 50 countries during fiscal 1996.

    Gross profit for fiscal 1996 increased by $7.9 million and remained constant as a percentage of net sales at 17.8%. The cost of most raw materials generally rose throughout fiscal 1996, and the company was unable to offset very much of the impact of these increases through higher prices. During the latter part of the year, the company began experiencing some easing in the rate of increase in the cost of raw materials. A continuation of this trend could help the company's profitability in future periods.

    Selling, general and administrative expenses increased as a percentage of net sales for fiscal 1996. Although the company is continuing to emphasize cost-containment programs, planned increases in expenses related to the design of new fabrics and higher selling commissions related to international sales led to the higher ratio of expenses to net sales.

    Interest expense for fiscal 1996 rose 12.7% to $5.3 million. The increase principally reflected additional borrowings related to funding the acquisition of Rayonese, capital expenditures and an increased level of working capital needed to support increased sales. The company experienced generally lower prevailing interest rates during fiscal 1996. The effective tax rate for fiscal 1996 decreased slightly to 36.5% compared with 37.0% in fiscal 1995.

FISCAL 1995 COMPARED WITH FISCAL 1994--The following table sets forth the company's sales divided into various categories, including in each case the percentage change in the category's sales from fiscal 1994 to fiscal 1995. The first major division is between the company's major product categories, Upholstery Fabrics and Mattress Ticking. Additionally, sales are broken down by the company's four business units: Culp Textures, Rossville/Chromatex and Velvets/Prints, which produce upholstery fabrics, and Culp Home Fashions, which produces primarily mattress ticking.



(DOLLARS IN THOUSANDS)                             AMOUNTS        PERCENT
PRODUCT CATEGORY/BUSINESS UNIT                 1995       1994     CHANGE
Upholstery Fabrics
    Culp Textures                           $ 85,125     78,317    8.7 %
    Rossville/Chromatex                        63,76    531,047    N/A
                                             148,890    109,364    36.1 %
    Velvets/Prints                            106,80     97,036    10.1 %
                                              255,69    206,400     23.9%
Mattress Ticking
    Culp Home Fashions                        52,333     38,649    35.4 %
                                            $308,026    245,049    25.7 %

    The increase of $49.3 million in upholstery fabrics was attributable primarily to the incremental sales of $32.8 million contributed by Rossville/Chromatex acquired on November 1, 1993. Excluding that contribution, the company's sales of upholstery fabrics increased $16.5 million, or 8.0%. Shipments of each business unit within upholstery fabrics were up for the year. The sales gain in mattress ticking primarily reflected higher shipments to existing accounts and, to a lesser degree, to the success of programs to broaden the customer base. Sales of mattress ticking for fiscal 1995 included $1.4 million from Rayonese, which was acquired on March 6, 1995. International sales, consisting primarily of upholstery fabrics, increased to $58.0 million, up 32% from fiscal 1994. This category of sales represented 19% of total sales in fiscal 1995 and 18% of total sales in fiscal 1994.

    Gross profit for fiscal 1995 increased both in absolute dollars and as a percentage of net sales. The Rossville/Chromatex and Culp Home Fashions business units contributed significantly to those gains. Culp Textures and Velvets/Prints were up, although not as significantly. The company experienced increased raw material prices during fiscal 1995 which were not passed along to customers through price increases. Selling, general and administrative expenses declined as a percentage of net sales for fiscal 1995.

    Interest expense for fiscal 1995 increased 88% to $4.7 million. The increase principally reflected the full-year inclusion of the bank borrowings and financing provided by the seller related to the acquisition of Rossville/Chromatex and increased capital expenditures. Significantly higher prevailing interest rates also contributed to the increase in interest expense for the year.

    Other expense for fiscal 1995 increased to $1.1 million compared with $350,000 in fiscal 1994. The principal factors contributing to the increased expense were amortization of goodwill related to the Rossville/Chromatex acquisition and to higher debt issue costs.

    The effective tax rate for fiscal 1995 increased to 37.0% compared with 36.0% in fiscal 1994. The increase was primarily due to the significantly higher level of pretax income for fiscal 1995.

    LIQUIDITY AND CAPITAL RESOURCES--The company maintained a sound financial position during fiscal 1996. Funded debt (which includes long-and short-term debt less restricted investments) increased 5.3% to $76.8 million at the close of fiscal 1996, up from $72.9 million a year earlier. As a percentage of total capital (funded debt plus shareholders' equity), the company's debt declined to 48.5% as of April 28, 1996 compared with 50.5% as of April 30, 1995. The company's current ratio at the close of fiscal 1996 increased to 2.2 compared with 1.7 a year earlier. Shareholders' equity increased 14.1% to $81.4 million as of April 28, 1996 compared with $71.4 million as of April 30, 1995.

    Cash flows from operating activities totaled $15.7 million for fiscal 1996. The primary factor contributing to operating cash flows was cash from earnings (net income plus depreciation, amortization, and deferred income taxes) of $26.3 million. An increase of $7.8 million in accounts receivable and $1.6 million in inventories offset a portion of these sources of operating cash flows. The funds from operations and financing activities were used to fund capital expenditures for fiscal 1996 of $14.4 million compared with $18.1 million for fiscal 1995.

    The company's borrowings are through financing arrangements with two banks that provide for a $36.0 million term loan and a $33.5 million revolving credit facility and letters of credit on its IRB's. As of April 28, 1996, the company had $10.2 million in borrowings available under the revolving credit facility. In April 1996, the company amended its loan agreements to provide for certain less stringent financial covenants including the provision for all borrowings under the agreement to be unsecured.

    The company's Board of Directors has approved a capital expenditure budget of $16.5 million for fiscal 1997. The company believes that cash flows from operations and funds available under existing credit facilities and new IRB's, where available, will be sufficient to fund capital expenditures and working capital requirements during fiscal 1997.

    At April 28, 1996, the company had five interest rate swap agreements with two banks to reduce its exposure to floating interest rates on a portion of its variable rate borrowings. The effect of these contracts is to "fix" the interest rate payable on approximately 43% of the company's bank borrowings at a weighted average rate of 7.1%. The company also enters into foreign exchange forward contracts to hedge against currency fluctuations with respect to firm commitments to purchase machinery, equipment and certain raw materials when those commitments are denominated in foreign currencies. See footnotes 10 and 16 to the company's consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS--The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which permits a change from the intrinsic value based method of accounting for stock options (Accounting Principles Board Opinion No. 25) to a fair value based method for employee stock option and similar equity investments.

    As an alternative, the Statement allows the continued use of the intrinsic value based method accompanied with pro forma disclosures of the fair value based method. The company plans to adopt this alternative.

    Other than the disclosure required by SFAS No. 123, the implementation of new accounting standards will not have a material impact on the company's financial statements in 1997.

INFLATION--The company has experienced higher costs of raw materials over the past two fiscal years. Other operating expenses such as for manufacturing supplies and spare parts also rose over this period, putting pressure on the company's profitability. Competitive conditions did not allow the company to offset very much of these increases through higher prices for its products. Some easing in the cost of raw materials has begun to occur.

FORWARD-LOOKING INFORMATION--This annual report to shareholders and the company's annual report on Form 10-K contain forward-looking statements that are inherently subject to risks and uncertainties. Factors that could influence the matters discussed in the forward-looking statements include the level of housing starts and existing home sales, consumer confidence, and trends in disposable income. Decreases in these economic indicators could have a negative effect on the company's business and its prospects. Likewise, increases in interest rates, particularly home mortgage rates, and increases in consumer debt or the general rate of inflation, could affect the company adversely.


EBITDA
MARGIN
(Bar chart appears here, plot points are below)

92              93          94      95        96
6.6%           7.4%        9.5%    10.4%     10.1%

CASH DIVIDENDS PER SHARE
(Bar chart appears here, plot points are below)

  92             93          94      95        96
$0.049         $0.064      $0.080  $0.100    $0.110

Selected
Quarterly Data



                                             FISCAL     FISCAL       FISCAL        FISCAL       FISCAL    FISCAL
                                               1996       1996         1996          1996         1995      1995
(AMOUNTS IN THOUSANDS, EXCEPT PER
     SHARE AMOUNTS)                       4TH QUARTER  3RD QUARTER  2ND QUARTER  1ST QUARTER 4TH QUARTER 3RD QUARTER
INCOME STATEMENT DATA (4) (5)
    net sales                              $ 102,162      86,476       90,672       72,357       85,441     77,791
    cost of sales                             82,957      71,447       74,565       60,159       69,039     64,785
      gross profit                            19,205      15,029       16,107       12,198       16,402     13,006
    SG & A expenses                           11,300       9,639        9,675        8,454        9,205      8,295
      income from operations                   7,905       5,390        6,432        3,744        7,197      4,711
    interest expense                           1,352       1,279        1,388        1,297        1,374      1,120
    interest income                              (92)          0            0            0           (3)       (14)
    other expense                                365         266          219          107          470        245
      income before income taxes               6,280       3,845        4,825        2,340        5,356      3,360
    income taxes                               2,230       1,430        1,825          825        1,931      1,260
      net income                               4,050       2,415        3,000        1,515        3,425      2,100
    EBITDA (6)                             $  10,814       8,450        9,494        6,852        9,917      7,523
    depreciation                               3,070       3,140        3,071        3,067        3,020      2,897
    cash dividends                               310         309          309          308          280        280
    weighted average shares outstanding       11,284      11,211       11,211       11,207       11,205     11,205
PER SHARE DATA (3) (4) (5)
    net income                             $    0.36       0.22         0.27         0.14          0.31       0.19
    cash dividends                            0.0275     0.0275       0.0275       0.0275         0.025      0.025
    book value                                  7.21       6.89         6.72         6.48          6.37       6.09
BALANCE SHEET DATA (4) (5)
    working capital                        $  56,953      52,266       46,373       45,069       38,612     46,399
    property, plant and equipment             76,961      73,356       73,876       75,744       75,805     69,373
    total assets                             211,644     197,704      200,404      192,725      194,999    179,138
    capital expenditures                       6,675       2,620        2,084        3,006        4,452      3,422
    long-term debt                            74,941      68,112       65,137       67,662       62,187     65,711
    funded debt (1)                           76,791      79,667       76,692       79,217       72,947     70,209
    shareholders' equity                      81,446      77,623       75,351       72,624       71,396     68,251
    capital employed (7)                     158,237     157,290      152,043      151,841      144,343    138,460
RATIOS & OTHER DATA (4) (5)
    gross profit margin                         18.8%      17.4%        17.8%        16.9%         19.2%      16.7%
    operating income margin                      7.7        6.2          7.1          5.2           8.4        6.1
    net profit margin                            4.0        2.8          3.3          2.1           4.0        2.7
    EBITDA margin                               10.6        9.8         10.5          9.5          11.6        9.7
    effective income tax rate                   35.5       37.2         37.8         35.3          36.1       37.5
    funded debt-to-total capital ratio (1)      48.5       50.6         50.4         52.2          50.5       50.7
    working capital turnover                     5.3        5.3          5.4          5.4           5.6        5.5
    days sales in receivables                     46          43           47           45           47         44
    inventory turnover                           6.8        5.7          6.0          5.1           6.1        6.0
STOCK DATA (3)
    stock price
      high                                 $   13.25      11.50        11.00        10.00          9.75      10.50
      low                                      10.00       9.50         9.00         7.75          8.50       8.75
      close                                    13.00       10.00         9.75         7.75         9.75       9.50
P/E ratio (2)
      high                                      13.5       12.2         12.1         11.2          11.2       12.3
      low                                       10.2       10.1          9.9          8.7           9.7       10.3
    trading volume (shares)                    1,325       1,142        1,011        1,454        1,617      1,886




                                                     FISCAL       FISCAL
                                                      1995         1995
(AMOUNTS IN THOUSANDS, EXCEPT PER
     SHARE AMOUNTS)                                2ND QUARTER   1ST QUARTER
INCOME STATEMENT DATA (4) (5)
    net sales                                        78,445       66,349
    cost of sales                                    64,272       55,249
      gross profit                                   14,173       11,100
    SG & A expenses                                   8,363        7,569
      income from operations                          5,810        3,531
    interest expense                                  1,144        1,077
    interest income                                     (24)         (23)
    other expense                                       190          177
      income before income taxes                      4,500        2,300
    income taxes                                      1,700          850
      net income                                      2,800        1,450
    EBITDA (6)                                        8,500        6,112
    depreciation                                      2,718        2,622
    cash dividends                                      280          280
    weighted average shares outstanding              11,205       11,198
PER SHARE DATA (3) (4) (5)
    net income                                         0.25         0.13
    cash dividends                                    0.025        0.025
    book value                                         5.93         5.70
BALANCE SHEET DATA (4) (5)
    working capital                                  42,964       43,164
    property, plant and equipment                    68,848       66,535
    total assets                                    178,404      164,585
    capital expenditures                              5,031        5,153
    long-term debt                                   63,462       64,187
    funded debt (1)                                  67,846       66,493
    shareholders' equity                             66,431       63,912
    capital employed (7)                            134,277      130,405
RATIOS & OTHER DATA (4) (5)
    gross profit margin                                18.1%        16.7%
    operating income margin                             7.4          5.3
    net profit margin                                   3.6          2.2
    EBITDA margin                                      10.8          9.2
    effective income tax rate                          37.8         37.0
    funded debt-to-total capital ratio (1)             50.5         51.0
    working capital turnover                            5.8          5.7
    days sales in receivables                            50         42
    inventory turnover                                  6.2          5.8
STOCK DATA (3)
    stock price
      high                                             9.25        12.50
      low                                              7.50         7.25
      close                                            8.75         8.75
P/E ratio (2)
      high                                             11.2         17.0
      low                                               9.1          9.8
    trading volume (shares)                           3,702        2,956







(1) FUNDED DEBT INCLUDES LONG- AND SHORT-TERM DEBT, LESS RESTRICTED INVESTMENTS.

(2) P/E RATIOS BASED ON TRAILING 12-MONTH INCOME PER SHARE.

(3) SHARE AND PER SHARE DATA ADJUSTED FOR STOCK SPLITS, EXCEPT FOR TRADING
    VOLUME.

(4) ROSSVILLE/CHROMATEX INCLUDED IN CONSOLIDATED RESULTS FROM ITS NOVEMBER 1, 1993 ACQUISITION BY CULP.

(5) RAYONESE INCLUDED IN CONSOLIDATED RESULTS FROM ITS MARCH 6, 1995 ACQUISITION BY CULP.

(6) EBITDA REPRESENTS EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION.

(7) CAPITAL EMPLOYED INCLUDES FUNDED DEBT AND SHAREHOLDERS' EQUITY.

Selected
Annual Data


                                                                                                             PERCENT  FIVE-YEAR
                                            FISCAL       FISCAL       FISCAL        FISCAL      FISCAL       CHANGE   GROWTH
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
     AMOUNTS)                                1996         1995         1994          1993        1992       1996/1995   RATE
INCOME STATEMENT DATA (4) (5)
    net sales                             $ 351,667      308,026      245,049      200,783      191,311       14.2%    15.1%
    cost of sales                           289,129      253,345      202,426      168,599      161,204       14.1     14.5
      gross profit                           62,538       54,681       42,623       32,184       30,107       14.4     18.2
    S G & A expenses                         39,068       33,432       27,858       24,203       24,597       16.9     12.2
      income from operations                 23,470       21,249       14,765        7,981         5,51       10.5     35.9
    interest expense                          5,316        4,715        2,515        1,409        1,421       12.7     27.9
    interest income                             (92)         (64)         (79)         (29)        (136)      43.8      --
    other expense                               956        1,082          350            1          288      (11.6)    26.8
      income before income taxes             17,290       15,516       11,979        6,600        3,937       11.4     35.8
    income taxes                              6,310        5,741        4,314        2,099          964        9.9     49.4
      net income                             10,980        9,775        7,665        4,501        2,973       12.3     30.5
    EBITDA(6)                             $  35,610       32,052       23,256       14,933       12,562       11.1     26.0
    depreciation                             12,348       11,257        8,497        6,724        7,085        9.7     14.8
    cash dividends                            1,236        1,120          887          696          533       10.4     20.5
    weighted average shares outstanding      11,234       11,203       11,076       10,875       10,827        0.3      0.8
PER SHARE DATA (3) (4) (5)
    net income                            $    0.98         0.87         0.69         0.41         0.27       12.6%    29.4%
    cash dividends                             0.11         0.10         0.08        0.064        0.049       10.0     19.6
    book value                                 7.21         6.37         5.60         5.01         4.66       13.2     10.1
BALANCE SHEET DATA (4) (5)
    working capital                       $  56,953       38,612       37,949       34,942       26,665       47.5%    11.9%
    property, plant and equipment            76,961       75,805       64,004       44,529       39,315        1.5     17.5
    total assets                            211,644      194,999      164,948      106,548       93,195        8.5     19.0
    capital expenditures                     14,385       18,058       16,764       11,938       12,396      (20.3)     5.2
    businesses acquired                           0       10,455       38,205            0            0          0       --
    long-term debt                           74,941       62,187       58,512       23,147       14,082       20.5     34.8
    funded debt (1)                          76,791       72,947       58,639       26,582       16,817        5.3     33.0
    shareholders' equity                     81,446       71,396       62,649       54,521       50,651       14.1     11.2
    capital employed (7)                    158,237      144,343      121,288       81,103       67,468        9.6     19.0
RATIOS & OTHER DATA (4) (5)
    gross profit margin                        17.8%        17.8%        17.4%       16.0%        15.7%
    operating income margin                     6.7          6.9          6.0         4.0          2.9
    net profit margin                           3.1          3.2          3.1         2.2          1.6
    EBITDA margin                              10.1         10.4          9.5         7.4          6.6
    effective income tax rate                  36.5         37.0         36.0        31.8         24.5
    funded debt-to-total capital
          ratio (1)                            48.5         50.5         48.3        32.8         24.9
    return on average total capital             9.5          9.6          9.2         7.4          6.0
    return on average equity                   14.4         14.6         13.1         8.6          6.0
    working capital turnover                    5.3          5.6          5.7         5.4          5.7
    days sales in receivables                  46           47           43          43           43
    inventory turnover                          6.0          6.0          6.3         6.4          7.0
STOCK DATA (3)
    stock price
      high                              $      13.25        12.50        17.33        7.33         5.59
      low                                       7.75         7.25         5.67        3.60         3.28
      close                                    13.00         9.75        11.63        7.20         5.23
    P/E ratio (2)
      high                                     13.5         14.3         25.1        17.7         20.4
      low                                       7.9          8.3          8.2         8.7         11.9
    trading volume (shares)                   4,932       10,161       11,178       2,646        1,497


(1) - (7) SEE SELECTED QUARTERLY DATA TABLE FOOTNOTE.

Corporate
Directory

Robert G. Culp, III
Chairman of the Board and Chief Executive Officer;
Director (E,N)

Howard L. Dunn, Jr.
President and Chief Operating Officer; Director (E)

Andrew W. Adams
Senior Vice President of Corporate Development; Director (E)

Franklin N. Saxon
Senior Vice President and Chief Financial Officer, Treasurer, Secretary; Director (E)

Kenneth M. Ludwig
Senior Vice President-Human Resources; Assistant Secretary

Baxter P. Freeze, Sr.
Director (A,C); Retired President, Chairman of the Board,
Commonwealth Hosiery Mills, Inc., Randleman, NC

Earl M. Honeycutt
Director (A,C); Retired President, Amoco Fabrics and Fibers Company,
Atlanta, GA

Bland W. Worley
Director (A,C,N); Retired Chairman of the Board and Chief Executive Officer, BarclaysAmericanCorporation,
Charlotte, NC

Patrick H. Norton
Director (N); Senior Vice President, Sales and Marketing;
La-Z-Boy Chair Company, Monroe, MI

Judith C. Walker
Director
Charlotte, NC

Earl N. Phillips, Jr.
Director; Co-Founder and President, First Factors Corporation, High
Point, NC

BOARD COMMITTEES:
A-AUDIT
C-COMPENSATION
E-EXECUTIVE
N-NOMINATING


Shareholder
Information

TRANSFER AGENT
Wachovia Bank of North Carolina, N.A.
Corporate Trust Department
P. O. Box 3001
Winston-Salem, North Carolina 27102
(800) 633-4236

GENERAL COUNSEL
Robinson,  Bradshaw & Hinson, PA
Charlotte,  NC 28246

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
Greensboro,  NC 27401

MARKET MAKERS
Herzog, Heine, Geduld, Inc.
Interstate/Johnson Lane
Mayer & Schweitzer, Inc.
Nash Weiss/Div. of Shatkin Inv.
Neuberger & Berman
Raymond, James & Associates
Robinson-Humphrey  Co.,  Inc.
Sherwood Securities Corp.
Troster Singer Corp.
Wheat First Securities, Inc.

STOCK LISTING
Culp, Inc. common stock is traded on the Nasdaq Stock Market (National Market) under the symbol CULP. As of April 28, 1996, the company had approximately 2,800 shareholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings.

CORPORATE HEADQUARTERS
Culp, Inc.
101 South Main Street
Post Office Box 2686
High Point, NC 27261
(910) 889-5161

FORM 10K,  OTHER  INVESTOR INFORMATION
If you would like a copy of the Form 10K (Annual Report filed with the Securities and Exchange Commission) or other information about Culp, please contact Frank Saxon at the address listed above or at telephone number (910) 888-6266.

ANNUAL MEETING
Shareholders are cordially invited to attend the company's annual meeting to be held
Tuesday, September 17, 1996 at 9:00 AM in the Radisson Hotel,
135 South Main Street,
High Point,
North Carolina.

(Full page photo of fabric appears here)

CULP, INC.

101 SOUTH MAIN STREET
POST OFFICE BOX 2686
HIGH POINT
NORTH CAROLINA 27261
(910) 889-5161


PHOTOGRAPHY: STEVE KNIGHT; OFFICE CHAIR PHOTO COURTESY OF MILLER DESK INC.