Form 10-K405, Exhibit 13
period 1997-04-27
CULP INC
filed 1997-07-25
CIK 723603

1997
CULP
ANNUAL REPORT


(A graphic appears here of number 25)


                              CELEBRATING 25 YEARS

ABOUT CULP

(Three photos appear here)

Culp's team of 3,100 associates markets more than 2,000 patterns of upholstery fabrics for furniture and over 600 styles of mattress ticking to an international array of customers. The company is a fully integrated marketer to the furniture, bedding and institutional furnishings industries with manufacturing plants in North and South Carolina, Georgia, Pennsylvania and Canada.

ABOUT THE COVER
The listing of Culp's shares on the New York Stock Exchange in December 1996 highlighted a year in which we celebrated our 25th corporate anniversary. Culp's growth over that period has been headlined by success in becoming the world's largest marketer of upholstery fabrics for furniture and a leading supplier of mattress ticking.

(CFI Listed NYSE logo appears here)

(Five photos appear here)

HIGHLIGHTS

CULP'S COMMON SHARES WERE LISTED on the New York Stock Exchange (December 1996) with the new trading symbol, CFI.

NET SALES FOR 1997 REACHED A NEW HIGH of $398.9 million, up 13% from 1996, and increased for the seventh consecutive year. Net income also set a new annual record and increased for the eighth consecutive year to $13.8 million, or $1.18 per share, up 20% from 1996.

NET INCOME OF $4.8 MILLION IN THE FOURTH QUARTER represented the eighteenth consecutive quarter of record earnings versus the comparable year-earlier period.

INTERNATIONAL SALES ROSE 31% in 1997 and accounted for $101.6 million, or 25%, of net sales.

THE BOARD INCREASED the regular quarterly cash dividend in June 1997 for the eighth consecutive year, representing a 17% growth rate over the last five years. The current indicated annual rate of $0.14 per share represents an 8% increase over the previous annualized payout.

CAPITAL EXPENDITURES for 1997 totaled a record $27.0 million, increasing the amount invested over the past six years to $100.5 million.

A SECONDARY OFFERING of common stock completed in February 1997 provided $16.3 million in additional equity capital.

CULP'S FINANCIAL POSITION at the close of 1997 included a funded debt-to-capital ratio of 37% and a new $125 million line of credit with an international syndicate of financial institutions.

THE AVERAGE PRICE of Culp's shares during 1997 represented a 29% compound appreciation to shareholders over the past five years.


(THREE GRAPHS APPEAR BELOW WITH THE FOLLOWING PLOT POINTS.)


         NET SALES ($ MILLIONS)
   93      94      95     96      97
 $200.8 $245.0  $308.0  $351.7  $398.9

         NET INCOME ($ MILLIONS)
   93      94       95     96      97
  $4.5   $7.7      $9.8  $11.0   $13.8

            INCOME PER SHARE
   93      94      95      96     97
 $0.41   $0.69   $0.87   $0.98  $1.18

(CUSTOMER: PLEASE FILL IN THE PLOT POINTS ABOVE.)

                                                               FIVE-YEAR
(AMOUNTS IN THOUSANDS,             FISCAL     FISCAL   PERCENT  GROWTH
EXCEPT PER SHARE DATA)              1997       1996     CHANGE   RATE
-------------------------------------------------------------------------
STATEMENTS OF INCOME
   Net sales                     $ 398,879    351,667    13.4%   15.8%
   Gross profit                     72,485     62,538    15.9    19.2
   Income from operations           27,427     23,470    16.9    37.9
   Net income                       13,770     10,980    25.4    35.9
   Average shares outstanding       11,624     11,234     3.5     1.4
PER SHARE
   Net income                    $    1.18       0.98    20.4%   34.3%
   Cash dividends                     0.13       0.11    18.2    21.6
   Book value                         8.79       7.21    21.9    13.5
   Year-end stock price              16.63      13.00    27.9    26.0
BALANCE SHEET
   Working capital               $  69,777     56,953    22.5%   21.2%
   Total assets                    243,952    211,644    15.3    21.2
   Funded debt                      65,623     76,791   (14.5)   31.3
   Shareholders' equity            110,789     81,446    36.0    17.0
RATIOS
   Gross profit margin                18.2%      17.8%
   Operating income margin             6.9        6.7
   Net income margin                   3.5        3.1
   Return on average equity           15.2       14.4
   Funded debt to capital             37.2       48.5

---------------------------------------------------------------------------
THROUGHOUT THIS ANNUAL REPORT, 1997, 1996, 1995, 1994 AND 1993 ARE USED TO REFER, RESPECTIVELY, TO THE COMPANY'S FISCAL YEARS THAT ENDED IN THOSE SAME CALENDAR PERIODS.


GROWTH OF A $10,000 INVESTMENT IN CULP

The graph below illustrates the 251% appreciation through 1997 in the value of a $10,000 investment in Culp's shares five years ago. The values plotted exclude dividends and are based on the average of the high and low for the stock each year, adjusted for the three stock splits distributed over this period.


   1992     1993      1994     1995      1996      1997
 $10,000  $12,300   $25,900  $22,300   $23,600    $35,100

(PHOTOS OF ROBERT G. CULP, III AND HOWARD L. DUNN, JR. APPEAR HERE)

To Our Fellow Shareholders

     That's what I was aiming at," is the quip Lee Trevino once offered after holing a remarkable shot from the fairway. It would be nice to say that when we founded Culp 25 years ago, our aim was to become the world's largest marketer of upholstery fabrics for furniture. We are indeed recognized today as the global leader in that portion of our business, but we cannot honestly claim that as an objective set in 1972. The principles and values laid as Culp's foundation, however, remain as vital to our success today as when we started as a small, but very ambitious, distributor of upholstery fabrics. We knew then that our fortunes depended on one goal: delivering value to customers. As a fully integrated manufacturer with a global array of customers, we still hold that purpose before us every day.

     We thought it was appropriate to use the cover to highlight Culp's 25th anniversary. The celebration was capped in 1997 with the listing of our shares on the New York Stock Exchange. We are proud of that milestone which has afforded us increased visibility among individual and institutional investors. Any corporation has a number of stakeholders dependent upon its progress, but we keenly recognize the importance of delivering a positive return to those who have provided the capital for us to pursue our goals. We are therefore especially pleased with the performance of Culp's shares which have appreciated in value at a faster rate than most broad market measures over the past five years.

SECONDARY OFFERING UNDERSCORES SOUND GROWTH STRATEGY

     Culp's growth since our initial public offering had been funded entirely from internally generated funds and borrowings. During 1997, we decided to make a secondary offering to obtain additional capital to fund our expansion plans. The net result was the completion in February 1997 of an offering of common stock that added $16.3 million in equity capital to Culp. Marketing the offering included more than 50 meetings with investors both in the United States and overseas. We found these contacts an excellent forum for presenting our growth strategy to audiences well versed in business objectives who were able--and certainly willing--to challenge our plans. The bottom line was a strong endorsement for Culp's potential for future growth. Our statement was that we were going to stick with essentially the game plan that has produced 18 consecutive quarters of record earnings and 16 consecutive quarters of record sales versus comparable year-earlier periods.

But underlying that broad comment was our presentation of Culp's strengths.
     Attributes that we showcased included one of the broadest lines of upholstery fabrics and mattress ticking available, a versatility in meeting each customer's needs and a resolve throughout the organization to deliver a consistently high level of customer service and product quality. We tried to simplify what in reality is not an easy recipe by focusing on three fundamental initiatives. One is our willingness and flexibility to pursue new market opportunities. Another is the exceptional opportunity which we have to continue building international sales. And the third is our ongoing interest in acquiring complementary businesses in an industry where ownership of resources is becoming more concentrated. We thought that a sound outline for this letter was to summarize each of these areas for you, our shareholders.

ONGOING CAPITAL INVESTMENTS SUPPORT MARKET LEADERSHIP

Maybe opportunistic is the best term to use in characterizing how Culp has built market share. We have benefited from our heritage as a distributor that was willing and eager to pursue any opening for a sale. Realistically, we are probably not as nimble as we once were. The compensation for that, however, is a vertically-integrated organization that is regarded as a valued partner by many of the largest manufacturers of furniture and bedding in the world. Achieving that competitive leadership has involved deliberate planning and lots of capital. Over the past six years, we have invested more than $100 million to modernize and expand our manufacturing capacity.

The importance we place on manufacturing efficiency was underscored during 1997 by record capital expenditures of approximately $27 million. The diversity of some of the projects represented by this spending is noteworthy. The addition of new air-jet weaving machines substantially increased our capacity for jacquard greige, or unfinished, goods. We installed a state-of-the-art flock coating line to produce flock greige goods. A new manufacturing facility, completed in July 1997, is designed specifically for wet printing these flocked fabrics to produce upholstery patterns that are increasingly popular worldwide. Although these are different projects, they are obviously linked. Each complements the other, expanding our capacity while increasing our vertical integration and ability to help manufacturers differentiate their products with fabrics with distinctive patterns and textures.


(THREE GRAPHS APPEAR BELOW WITH THE FOLLOWING PLOT POINTS.)

         CASH DIVIDENDS
           PER SHARE
  93     94     95     96     97
$0.64  $0.08  $0.10  $0.11   $0.13

      SHAREHOLDER'S EQUITY
          ($ MILLIONS)

  93     94     95     96     97
$54.5  $62.6  $71.4  $81.4  $110.8

          RETURN ON
        AVERAGE EQUITY
  93    94     95     96     97
 8.6% 13.1%   14.6%  14.4%  15.2%

INTERNATIONAL SALES CONTINUE GROWTH TREND

         The 31% growth in international sales during 1997 signaled the strong momentum that has been achieved in this portion of our business. International sales have risen sixfold since 1990, illustrating the global aspect of Culp's marketing efforts. Our customer base includes distributors and manufacturers in more than 50 countries. Furniture and bedding manufacturers throughout the world value the designs and finishes on our fabrics as essential components of their marketing programs. The popularity of American styles has played directly to our strengths although we are increasingly starting to market designs crafted for specific cultural tastes. We have a design initiative to keep Culp at the leading edge of new patterns, colorations and textures, and we have the established manufacturing resources and distribution capability to supply accounts throughout the world.

Apart from outstanding growth in international sales, the geographical expansion of our customer base firmly evidences the company's world-class standing. Only a few years ago, our shipments outside the United States were largely confined to the nearby markets of Canada and Mexico. Europe has now become the largest market outside of North America for international sales, and we ship an increasing volume to distributors in the Middle East, Asia and the Pacific Rim. We are continuing to broaden that geographical diversity. Establishing our own distribution facilities in certain international markets is a distinct possibility. We are also increasing our use of CulpLink. This proprietary, computer-based information system allows customers via the internet to check and enter orders; verify the exact status of any shipment with individual identification of each roll and color specification; and review sales and invoice history.

ACQUISITIONS OFFER ACCELERATED GROWTH POTENTIAL

         Our progression toward an integrated manufacturing process has included several strategic acquisitions. Purchases such as Rossville/Chromatex in 1994 and Rayonese the following year added


(TWO GRAPHS APPEAR BELOW WITH THE FOLLOWING PLOT POINTS.)

        INTERNATIONAL SALES
           ($ MILLIONS)
  93    94     95     96     97
$41.5 $44.0  $58.0  $77.4  $101.6


         CAPITAL EXPENDITURES
           ($ MILLIONS)
  93    94     95     96     97
$11.9 $16.8  $18.1  $14.4  $27.0
         incremental sales and earnings. Equally important, these operations substantially broadened our marketing footprint. A stimulus for acquiring other established fabric marketers is the consolidation occurring at all levels within the furniture industry. Simply put, the leading firms are increasing their market share each year. The ten largest manufacturers of furniture in the United States accounted for approximately 38% of total industry sales in the latest survey, up from 23% eleven years prior. These larger companies are seeking true corporate partners who can provide not only the necessary volume of fabrics but also consistently high product quality and customer service. We are proud of the accomplishments Culp has made in each of these areas and understand fully that achieving customer satisfaction demands ongoing focus and attention.

Shortly after the close of 1997, we announced a letter of intent to acquire certain of the assets of Phillips Mills. The inclusion of these operations would enhance our market position in jacquard fabrics and woven velvets. This proposed transaction illustrates our active pursuit of other steps that can bolster Culp's market share. This initiative is soundly supported by a strong balance sheet that at the close of 1997 included a funded debt-to-capital position of 37%. We were able to capitalize on that financial position by closing a $125 million line of credit that replaced an existing $65 million credit facility. This additional loan resource significantly broadens our flexibility to consider future growth opportunities.

CONSTRUCTION OF DESIGN CENTER UNDER WAY

         As our worldwide stature has increased in recent years, we have increasingly recognized the importance of the design of new patterns, colorations and textures. To deliver value, our fabrics and ticking must enhance the retail appeal of customers' products. We have responded to this need by adding experienced personnel and investing in new computer systems and equipment. Moreover, we have emphasized the importance of instilling cooperation at all corporate levels to ensure that design is not just expressed but delivered. A tangible expression of this commitment is


(TWO PHOTOS APPEAR HERE)

(LEFT) SUPERIOR CUSTOMER SERVICE CULP'S DEDICATION TO CUSTOMER SERVICE IS A CONSTANT. THE STANDARDS FOR QUALITY AND VALUE THAT MATTER ARE SET FOR US BY THE MANY ACCOUNTS WE SERVE WORLDWIDE.

(RIGHT) PRODUCT DESIGN AND INNOVATION OUR FABRICS AND TICKING MUST ENHANCE THE RETAIL APPEAL OF CUSTOMERS' PRODUCTS. THE HOWARD L. DUNN DESIGN CENTER, OPENING IN 1998, WILL CONSOLIDATE MOST OF OUR DESIGN RESOURCES TO STRENGTHEN OUR DESIGN LEADERSHIP.

INCREASING WORLDWIDE PRESENCE CULP'S INTERNATIONAL SALES HAVE RISEN SIXFOLD SINCE 1990, HIGHLIGHTING THE GLOBAL ASPECT OF THE COMPANY'S MARKETING EFFORTS. WET-PRINTED FLOCK FABRICS ARE ONE OF THE GROWTH CATEGORIES IN INTERNATIONAL MARKETS, AND 1997 CAPITAL PROJECTS INCLUDED A FLOCK COATING LINE AS WELL AS A NEW DEDICATED MANUFACTURING FACILITY TO ENSURE CULP'S CAPACITY TO SUPPORT FUTURE DEMAND.

         the new Howard L. Dunn Design Center that is planned for completion in December 1997. We are excited about how this unique facility will consolidate most of our design resources, providing an exceptional environment for creativity and imagination.

INCENTIVES BASED ON EARNINGS GROWTH

         Our corporate culture is clearly fixed on growth. We believe that an integral part of the strategy must be establishing appropriate goals - and rewards. Our executive compensation program has a definite focus on increasing earnings per share. If we are successful, the resulting corporate performance should mean an above-average return for shareholders.

We are prepared to face a competitive marketplace again in 1998. Based on the recent positive trends in overall consumer confidence, we believe the year will be one of sound progress for Culp. As we have indicated before, consumer spending on home furnishings can be influenced by a host of variables including interest rates, employment levels and the buoyancy of the overall economy. We have the advantage of the capital projects during 1997 which have provided us increased capacity in some of the most popular categories of fabrics and ticking. We have set an aggressive plan to continue increasing international sales, and our marketing programs are set soundly on the principles of innovation, styling leadership and creativity. Our task is to capitalize on this competitive advantage and further increase our market share.

         Sincerely,


         /s/ Robert G. Culp, III
         Robert G. (Rob) Culp, III
         Chairman and Chief Executive Officer


         /s/ Howard L. Dunn, Jr.
         Howard L. Dunn, Jr.
         President and Chief Operating Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following analysis of the financial condition and results of operations should be read in conjunction with the Financial Statements and Notes and other exhibits included elsewhere in this report.

Overview

   Culp believes it is the largest manufacturer and marketer in the world for upholstery fabrics for furniture and is one of the leading global producers of mattress fabrics (or ticking). The company's fabrics are used primarily in the production of residential and commercial upholstered furniture and bedding products, including sofas, recliners, chairs, love seats, sectionals, sofa-beds, office seating, modular office systems and mattress sets. Although Culp markets fabrics at most price levels, the company emphasizes fabrics that have broad appeal in the promotional and popular-priced categories of furniture and bedding.
   Culp's position as a leading worldwide manufacturer and marketer of upholstery fabrics and mattress ticking has been achieved through internal expansion and the integration of strategic acquisitions. In 1995, the company completed the acquisition of Rayonese Textile Inc. ("Rayonese") in a transaction valued at $10.5 million. The acquisition of Rayonese substantially increased the company's capacity to manufacture jacquard greige, or unfinished, goods used by the company in the production of printed fabrics. In 1994, the company completed the purchase of Rossville/Chromatex in a transaction valued at $39.3 million. This acquisition significantly added to the company's capacity to produce jacquard and dobby upholstery fabrics marketed principally for residential furniture. In January 1997, the company acquired a facility in Lumberton, North Carolina and has purchased the related manufacturing equipment necessary for this facility. This new facility, which is expected to be operational by July 1997, is expected to require capital expenditures of approximately $9 million. This investment will approximately double Culp's capacity to produce wet-printed flock upholstery fabrics. The company has experienced significant growth in sales for this fabric category over the past three years, particularly in international markets.
   The company is organized into four business units. Culp Textures manufactures jacquard and dobby woven fabrics for residential and commercial furniture. Rossville/Chromatex manufactures jacquard and dobby woven fabrics primarily for residential furniture. Velvets/Prints manufactures a broad range of printed and velvet fabrics used primarily for residential and juvenile furniture. Culp Home Fashions principally manufactures mattress ticking. The company believes that this business unit structure, adopted in 1994, has been effective in increasing business with existing customers, as well as in broadening the company's customer base.

Results of Operations

   The following table sets forth certain items in the company's consolidated statements of income as a percentage of net sales.




                                  1997    1996     1995
--------------------------------------------------------
Net sales                        100.0%   100.0%  100.0%
Cost of sales                     81.8     82.2    82.2
--------------------------------------------------------
   Gross profit                   18.2     17.8    17.8
Selling, general and
   administrative expenses        11.3     11.1    10.9
--------------------------------------------------------
   Income from operations          6.9      6.7     6.9
Interest expense                   1.2      1.5     1.5
Interest income                   (0.1)     0.0     0.0
OTHER EXPENSE                      0.4      0.3     0.4
--------------------------------------------------------
   Income before income taxes      5.4      4.9     5.0
   Income taxes(*)                36.0     36.5    37.0
--------------------------------------------------------
   Net income                      3.5%     3.1%    3.2%
========================================================
(*) CALCULATED AS A PERCENT OF INCOME BEFORE INCOME TAXES.

   The following table sets forth the company's sales by product category and then by business unit for each of the company's three most recent years. The table also sets forth the change in net sales for major product categories and the business units as a percentage for comparative periods included in the table.

(DOLLARS IN THOUSANDS)              AMOUNTS           PERCENT CHANGE
                            -----------------------   --------------
                                                        1996  1995
PRODUCT CATEGORY/                                        TO    TO
BUSINESS UNIT                1997      1996     1995    1997  1996
---------------------------------------------------------------------
Upholstery fabrics:
   Culp Textures         $  88,218 $  84,384 $  85,125  4.5% (0.9)%
   Rossville/
      Chromatex             79,512    74,203    63,765  7.2% 16.4%
---------------------------------------------------------------------
                           167,730   158,587   148,890  5.8%  6.5%
   Velvets/Prints          156,467   125,701   106,803 24.5% 17.7%
---------------------------------------------------------------------
                           324,197   284,288   255,693 14.0% 11.2%
Mattress ticking:
   Culp Home
      Fashions              74,682    67,379    52,333 10.8% 28.8%
---------------------------------------------------------------------
                          $398,879  $351,667  $308,026 13.4% 14.2%
=====================================================================

1997 Compared with 1996

SALES. Net sales for 1997 increased by $47.2 million, or 13.4%, compared with 1996. The company's sales of upholstery fabrics increased $39.9 million, or 14.0% in 1997 compared with 1996. Sales from Velvets/Prints were up significantly from the prior year, reflecting increased international sales of wet-printed flock fabrics. Sales from Rossville/Chromatex and Culp Textures also rose for the year. Sales from Culp Home Fashions, principally represented by mattress ticking, rose 10.8% for the year. Business within the United States, especially sales to residential furniture manufacturers, decreased by 2.1% during the fourth quarter of 1997 in comparison to the same period of 1996. However, the company still achieved an 8% gain in sales to U.S.-based accounts for the year. International sales, consisting primarily of upholstery fabrics, increased to $101.6 million, up 31.2% from 1996. International shipments accounted for 25.5% of the company's sales for 1997, up from 22.0% in 1996. Sales were made to customers in over 50 countries during 1997. See note 11 on page 21 for more information about international sales.

GROSS PROFIT AND COST OF SALES. Gross profit for 1997 increased by $9.9 million and amounted to 18.2% of net sales compared with 17.8% in 1996. A significant portion of the increase in gross profit dollars was generated by Velvets/Prints and, to a lesser degree, by Culp Home Fashions. Gross profit for Culp Textures and Rossville/Chromatex increased slightly. Factors contributing to the higher profitability included the increased absorption of fixed costs as a result of the growth in sales, and the benefit from the company's ongoing capital investment in equipment designed to lower manufacturing costs and raise productivity. The company also began to experience a stabilization in cost of raw materials during 1997 and, in some instances, realized lower costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased as a percentage of net sales for 1997. Although the company is continuing to emphasize cost-containment programs, planned increases in expenses related to resources for designing new fabrics, higher selling commissions related to international sales and higher data processing costs contributed to the higher ratio of expenses to net sales.

INTEREST EXPENSE. Interest expense, net of interest income, of $4.4 million for 1997 was down from $5.2 million in 1996 due to lower average borrowings outstanding.

OTHER EXPENSE. Other expense increased $565,000 in comparison to 1996, primarily due to the non-recurring write-off of certain fixed assets totaling $175,000 and the recognition last year of a gain of $100,000 related to an indemnification for an environmental matter.

INCOME TAXES. The effective tax rate for 1997 decreased slightly to 36.0% compared with 36.5% in 1996. This decrease was primarily due to the lower tax rate related to Canadian income and tax benefits related to international sales.

NET INCOME. Net income increased 25% to $13.8 million in 1997 compared to $11.0 million in 1996.

1996 Compared with 1995

NET SALES. Net sales for 1996 increased by $43.6 million, or 14.2%, compared with 1995. The company's sales of upholstery fabrics increased $28.6 million, or 11.2% in fiscal 1996 compared to fiscal 1995. Sales from Rossville/Chromatex and Velvets/Prints were up significantly from the prior year, while Culp Textures' sales were down slightly. The gain of $15.0 million in sales from the Culp Home Fashions business unit reflected higher shipments to existing accounts and the additional sales from Rayonese. Sales of mattress ticking for 1996 included $7.7 million from Rayonese, which was acquired on March 6, 1995. Rayonese contributed $1.4 million to sales for the portion of 1995 in which it was included in the company's results. International sales, consisting primarily of upholstery fabrics, increased to $77.4 million, up 33.5% from 1995. International shipments accounted for 22.0% of the company's sales for 1996, up from 18.8% in 1995.

GROSS PROFIT AND COST OF SALES. Gross profit for 1996 increased by $7.9 million and remained constant as a percentage of net sales at 17.8%. The increase in gross profit was generated by improvements in Velvets/Prints and, to a lesser degree, Culp Home Fashions. Gross profit for Culp Textures was flat and for Rossville/Chromatex was down in comparison to 1995. The cost of most raw materials generally rose throughout 1996, and the company was unable to offset very much of the impact of these increases through higher prices. Raw material price increases were offset by a shift in the company's product mix toward fabrics with higher gross margins and increased production efficiencies. During the latter part of the year, the company began experiencing some easing in the rate of increase in the cost of raw materials.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased as a percentage of net sales for 1996. Although the company continued to emphasize cost-containment programs, planned increases in expenses related to the design of new fabrics and higher selling commissions related to international sales led to the higher ratio of expenses to net sales.

OTHER EXPENSE. Other expense decreased $126,000 compared to 1995, primarily due to the recognition in 1996 of a gain of $100,000 related to an indemnification for an environmental matter.

INCOME TAXES. The effective tax rate for 1996 decreased slightly to 36.5% compared with 37.0% in 1995.

INTEREST EXPENSE. Interest expense for 1996 rose 12.7% to $5.3 million. The increase principally reflected additional borrowings related to funding the acquisition of Rayonese, capital expenditures and an increased level of working capital needed to support increased sales. The company experienced generally lower prevailing interest rates during 1996.

NET INCOME. Net income increased 12.3% to $11.0 million in 1996 compared to $9.8 million in 1995.

Liquidity and Capital Resources

LIQUIDITY. Cash and cash investments were $830,000 as of April 27, 1997 compared with $498,000 at the end of 1996. Funded debt (long-term debt, including current maturities, less restricted investments) decreased to $65.6 million at the close of 1997 from $76.8 million at the end of 1996. As a percentage of total capital (funded debt plus total shareholders' equity), the company's borrowings amounted to 37.2% as of April 27, 1997 compared with 48.5% at the end of 1996. The company's working capital as of April 27, 1997 was $69.8 million compared with $57.0 million at the close of 1996.
   The company's cash flow from operations was $23.4 million for 1997, consisting of $28.2 million from earnings (net income plus depreciation, amortization and deferred income taxes) offset by a reduction of $4.8 million from changes in working capital. On February 4, 1997 the company sold 1.2 million shares in a public offering with net proceeds of approximately $16.3 million. The funds from operations and the net proceeds from the public offering of stock were used principally to fund capital expenditures of $27.0 million and reduce long-term debt.

FINANCING ARRANGEMENTS. In April 1997, the company completed a $125 million syndicated, unsecured, multi-currency revolving credit facility. The facility, which has a term of five years, requires quarterly payments of interest on all outstanding borrowings and provides for a reduction of $5 million annually in the maximum amount of the facility. As of April 27, 1997, the company had outstanding balances of $41.0 million under the credit facility.
   The company also has a total of $31.6 million in outstanding industrial revenue bonds ("IRBs") which have been used to finance capital expenditures. The IRBs are collateralized by restricted investments of $11.0 million as of April 27, 1997 and letters of credit for the outstanding balance of the IRBs and certain interest payments due thereunder. The company expects to close an $8.5 million IRB to finance its new manufacturing facility in Lumberton, NC in July 1997. With the completion of this IRB, the company will reach the maximum amount of available financing from this source for the foreseeable future.
   The company's loan agreements require, among other things, that the company maintain certain financial ratios. As of April 27, 1997, the company was in compliance with the required financial covenants.
   As of April 27, 1997, the company had three interest rate swap agreements to reduce its exposure to floating interest rates on a $25 million notional amount. The effect of these contracts is to "fix" the interest rate payable on $25 million of the company's bank borrowings at a weighted average rate of 7.1%. The company also enters into foreign exchange forward and option contracts to hedge against currency fluctuations with respect to firm commitments to purchase machinery, equipment and certain raw materials when those commitments are denominated in foreign currencies.

CAPITAL EXPENDITURES. The company maintains a significant program of capital expenditures designed to increase capacity as needed, enhance manufacturing efficiencies through modernization and increase the company's vertical integration. Capital expenditures totaled $27.0 million for 1997. The company anticipates spending approximately $27 million in 1998.
   The company believes that cash flows from operations and funds available under existing credit facilities and committed IRB financings will be sufficient to fund capital expenditures and working capital requirements for the foreseeable future.

Pending Acquisition
   On April 30, 1997, Culp announced that it has signed a letter of intent to acquire the business and certain assets relating to the upholstery fabric businesses operating as Phillips Weaving Mills, Phillips Velvet Mills, Phillips Printing and Phillips Mills. These operating units are owned by Phillips Industries, Inc., a privately owned corporation based in High Point, North Carolina. Closing of the transaction is subject to negotiation of a definitive asset purchase agreement, completion of due diligence and certain other conditions set forth in the letter of intent.


Inflation
   The company's costs for operating expenses, such as labor, utilities and manufacturing supplies, rose during 1997 and 1996. Additionally, generally higher costs of raw materials were experienced during 1996. Competitive conditions did not allow the company to fully offset the impact of these increases through higher prices, which put pressure on profit margins. Although the cost of the company's raw materials stabilized and, in some cases, declined during 1997, the net incremental effect on margins will continue to be influenced by raw material prices, other operating costs and overall competitive conditions.

Seasonality
   The company's business is slightly seasonal, with increased sales during the company's second and fourth fiscal quarters. This seasonality results from one-week closings of the company's manufacturing facilities, and the facilities of most of its customers in the United States, during the first and third quarters for the holiday weeks including July 4th and Christmas.

New Accounting Pronouncements
   The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which permits a change from the intrinsic value based method of accounting for stock options (Accounting Principles Board Opinion No. 25) to a fair value based method for employee stock option and similar equity investments. As an alternative, SFAS No. 123 allows the continued use of the intrinsic value based method accompanied with pro forma disclosures of the fair value based method. The company has adopted this alternative commencing with the year ended April 27, 1997.
   The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which is effective for financial statements for both interim and annual periods ending after December 15, 1997. SFAS No. 128 specifies the computation, presentation, and disclosure requirements for earnings per share for entities with publicly held common stock. Early adoption of SFAS No. 128 is prohibited and, as a result, the company plans to adopt SFAS No. 128 in its fiscal third quarter of 1998.
   Other than the adoption of SFAS No. 128, the implementation of new accounting standards will not have a material impact on the company's financial statements in 1998.


Forward-Looking Information
   This annual report to shareholders and the company's annual report on Form 10-K may contain statements that could be deemed forward-looking statements, which are inherently subject to risks and uncertainties. Factors that could influence the matters discussed in the forward-looking statements include the level of housing starts and existing home sales, consumer confidence and trends in disposable income. Decreases in these economic indicators could have a negative effect on the company's business and its prospects. Likewise, increases in interest rates, particularly home mortgage rates, and increases in consumer debt or the general rate of inflation, could affect the company adversely.
   Additionally, strengthening of the U.S. dollar against foreign currencies could make the company's products less competitive on the basis of price in international markets.

CONSOLIDATED BALANCE SHEETS


APRIL 27, 1997 AND APRIL 28, 1996 (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)            1997                 1996
-----------------------------------------------------------------------------------------------------------------
ASSETS
   current assets:
      cash and cash investments                                                $        830                  498
      accounts receivable                                                            56,691               52,038
      inventories                                                                    53,463               47,395
      other current assets                                                            5,450                4,191
-----------------------------------------------------------------------------------------------------------------
         total current assets                                                       116,434              104,122

   restricted investments                                                            11,018                5,250
   property, plant and equipment, net                                                91,231               76,961
   goodwill                                                                          22,262               22,871
   other assets                                                                       3,007                2,440
-----------------------------------------------------------------------------------------------------------------
         total assets                                                             $ 243,952              211,644
-----------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY current liabilities:
      current maturities of long-term debt                                      $       100                7,100
      accounts payable                                                               29,903               27,308
      accrued expenses                                                               15,074               12,564
      income taxes payable                                                            1,580                  197
-----------------------------------------------------------------------------------------------------------------
         total current liabilities                                                   46,657               47,169

   long-term debt                                                                    76,541               74,941
   deferred income taxes                                                              9,965                8,088
-----------------------------------------------------------------------------------------------------------------
         total liabilities                                                          133,163              130,198

   commitments and contingencies (note 11)
   shareholders' equity:
      preferred stock, $.05 par value, authorized 10,000,000 shares                       0                    0
      common stock, $.05 par value, authorized 40,000,000
         shares, issued and outstanding 12,608,759 at
         April 27, 1997 and 11,290,300 at April 28, 1996                                630                  565
      capital contributed in excess of par value                                     33,899               16,878
      retained earnings                                                              76,260               64,003
-----------------------------------------------------------------------------------------------------------------
         total shareholders' equity                                                 110,789               81,446
         total liabilities and shareholders' equity                               $ 243,952              211,644
=================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED APRIL 27, 1997, APRIL 28, 1996,
AND APRIL 30, 1995 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)         1997             1996              1995
-----------------------------------------------------------------------------------------------------------------
net sales                                                           $ 398,879          351,667           308,026
cost of sales                                                         326,394          289,129           253,345
-----------------------------------------------------------------------------------------------------------------
   gross profit                                                        72,485           62,538            54,681
selling, general and administrative expenses                           45,058           39,068            33,432
-----------------------------------------------------------------------------------------------------------------
   income from operations                                              27,427           23,470            21,249
interest expense                                                        4,671            5,316             4,715
interest income                                                          (280)             (92)              (64)
other expense                                                           1,521              956             1,082
-----------------------------------------------------------------------------------------------------------------
   income before income taxes                                          21,515           17,290            15,516
income taxes                                                            7,745            6,310             5,741
-----------------------------------------------------------------------------------------------------------------
   net income                                                       $  13,770           10,980             9,775
net income per share                                                $    1.18             0.98              0.87
=================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                          CAPITAL
FOR THE YEARS ENDED APRIL 27, 1997,               COMMON      COMMON    CONTRIBUTED                       TOTAL
APRIL 28, 1996 AND APRIL 30, 1995                 STOCK       STOCK    IN EXCESS OF      RETAINED      SHAREHOLDERS'
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)         SHARES      AMOUNT     PAR VALUE       EARNINGS         EQUITY
--------------------------------------------------------------------------------------------------------------------
balance, May 1, 1994                          11,177,353       $ 558        16,487         45,604         62,649
   cash dividends ($0.10 per share)                                                        (1,120)        (1,120)
   net income                                                                               9,775          9,775
   common stock issued in connection
      with stock option plan                      27,413           2            90                            92
--------------------------------------------------------------------------------------------------------------------
balance, April 30, 1995                       11,204,766         560        16,577         54,259         71,396
   cash dividends ($0.11 per share)                                                        (1,236)        (1,236)
   net income                                                                              10,980         10,980
   common stock issued in connection
      with stock option plan                      85,534           5           301                           306
--------------------------------------------------------------------------------------------------------------------
balance, April 28, 1996                       11,290,300         565        16,878         64,003         81,446
   proceeds from public offering of
      1,200,000 shares                         1,200,000          60        16,235                        16,295
   cash dividends ($0.13 per share)                                                        (1,513)        (1,513)
   net income                                                                              13,770         13,770
   common stock issued in connection
      with stock option plan                     118,459           5           786                           791
--------------------------------------------------------------------------------------------------------------------
balance, April 27, 1997                       12,608,759       $ 630        33,899         76,260        110,789
====================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 27, 1997, APRIL 28, 1996 AND APRIL 30, 1995
(DOLLARS IN THOUSANDS)                                                   1997             1996              1995
-----------------------------------------------------------------------------------------------------------------
cash flows from operating activities:
   net income                                                        $ 13,770           10,980             9,775
   adjustments to reconcile net income to net cash provided by operating activities:
         depreciation                                                  12,688           12,348            11,257
         amortization of intangible assets                                810              748               628
         provision for deferred income taxes                              966            2,210             1,373
         changes in assets and liabilities, net of effects of business acquired:
            accounts receivable                                        (4,653)          (7,786)           (5,515)
            inventories                                                (6,068)          (1,624)           (7,281)
            other current assets                                         (348)            (537)             (310)
            other assets                                                 (205)            (103)             (518)
            accounts payable                                            2,586           (1,077)              159
            accrued expenses                                            2,510            1,032             2,180
            income taxes payable                                        1,383             (464)               25
-----------------------------------------------------------------------------------------------------------------
               net cash provided by operating activities               23,439           15,727            11,773

cash flows from investing activities:
   capital expenditures                                               (26,958)         (14,385)          (18,058)
   purchase of restricted investments                                  (9,770)          (6,019)              (57)
   purchase of investments to fund deferred compensation liability       (563)          (1,286)            -
   sale of restricted investments                                       4,002            1,564             2,185
   business acquired                                                   -                -                (10,455
-----------------------------------------------------------------------------------------------------------------
               net cash used in investing activities                  (33,289)         (20,126)          (26,385

cash flows from financing activities:
   proceeds from issuance of long-term debt                            54,500           19,854            23,455
   principal payments on long-term debt                               (59,900)         (11,555)          (11,275)
   cash dividends paid                                                 (1,513)          (1,236)           (1,120)
   proceeds from common stock issued                                   17,086              306                92
   change in accounts payable - capital expenditures                        9           (3,865)            2,160
-----------------------------------------------------------------------------------------------------------------
               net cash provided by financing activities               10,182            3,504            13,312

increase (decrease) in cash and cash investments                          332             (895)           (1,300)
cash and cash investments, beginning of year                              498            1,393             2,693
-----------------------------------------------------------------------------------------------------------------
cash and cash investments, end of year                             $      830              498             1,393
=================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) General and Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of the company and its subsidiary, which is wholly-owned. All significant intercompany balances and transactions are eliminated in consolidation.

Description of Business - The company primarily manufactures and markets furniture upholstery fabrics and mattress ticking for the furniture, bedding, and related industries, with the majority of its business conducted in the United States.

Fiscal Year - The company's fiscal year is the 52 or 53 week period ending on the Sunday closest to April 30. Fiscal years 1997, 1996 and 1995 included 52 weeks.

Statements of Cash Flows - For purposes of reporting cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash investments.

Accounts Receivable - Substantially all of the company's accounts receivable are due from manufacturers and distributors in the markets noted above. The company grants credit to customers, a substantial number of which are located in the United States. Management performs credit evaluations of the company's customers and generally does not require collateral.

Inventories - Principally all inventories are valued at the lower of last-in, first-out (LIFO) cost or market.

Restricted Investments - Restricted investments were purchased with proceeds from industrial revenue bond issues and are invested pending application of such proceeds to project costs or repayment of the bonds. The investments are stated at cost which approximates market value.

Property, Plant and Equipment - Property, plant and equipment is recorded at cost. Depreciation is generally computed using the straight-line method over the estimated useful lives of the respective assets. Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Amounts received on disposal less the book value of assets sold are charged or credited to income.

Foreign Currency Translation - The United States dollar is the functional currency for the company's Canadian subsidiary. Translation gains or losses for this subsidiary are reflected in net income.

Goodwill and Other Intangible Assets - Goodwill, which represents the unamortized excess of the purchase price over the fair values of the net assets acquired, is being amortized using the straight-line method over 40 years. The company assesses the recoverability of goodwill by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired businesses. The assessment of the recoverability of goodwill will be impacted if estimated cash flows are not achieved.
   Other intangible assets are included in other assets and consist principally of debt issue costs. Amortization is computed using the straight-line method over the respective terms of the debt agreements.

Income Taxes - Deferred taxes are recognized for the temporary differences between the financial statement carrying amounts and the tax bases of the company's assets and liabilities and operating loss and tax credit carryforwards at income tax rates expected to be in effect when such amounts are realized or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
   No provision is made for income taxes which may be payable if undistributed income of the company's Canadian subsidiary were to be paid as dividends to the company, since the company intends that such earnings will continue to be invested. At April 27, 1997, the amount of such undistributed income was $5.2 million. Foreign tax credits may be available as a reduction of United States income taxes in the event of such distributions.

Revenue Recognition - Revenue is recognized when products are shipped to customers. Provision is made currently for estimated product returns, claims and allowances.

Stock Option Plan - Prior to April 29, 1996, the company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On April 29, 1996, the company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma net income per share disclosures for employee stock option grants made in fiscal 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Fair Value of Financial Instruments - The carrying amount of cash and cash investments, accounts receivable, other current assets, accounts payable and accrued expenses approximates fair value because of the short maturity of these financial instruments.
   The fair value of the company's long-term debt is estimated by discounting the future cash flows at rates currently offered to the company for similar debt instruments of comparable maturities. The fair value of the company's long-term debt approximates the carrying value of the debt due to the variable interest rates on the majority of long-term debt at April 27, 1997.

Interest Rate Swap Agreements - Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. These agreements are used to effectively fix the interest rates on certain variable rate borrowings. Net amounts paid or received are reflected as adjustments to interest expense.

Forward Contracts - Gains and losses related to qualifying hedges of firm commitments are deferred and included in the measurement of the related foreign currency transaction when the hedged transaction occurs.

Per Share Data - Primary income per share is computed by dividing net income by the weighted average number of common shares outstanding during each year (11,624,136 in 1997, 11,234,363 in 1996, and 11,203,160 in 1995). The effect of stock options on the calculation is not materially dilutive.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification - Certain items in the 1996 consolidated financial statements have been reclassified to conform with the presentation adopted in the current year. The reclassifications did not impact net income as previously reported.

(2) Acquisition

On March 6, 1995, the company acquired Rayonese Textile Inc. (Rayonese), a manufacturer of home furnishings fabrics located near Montreal, Canada. The transaction was valued at approximately $10.5 million and included the purchase of 100% of the Rayonese common stock and the assumption of Rayonese's funded debt. Goodwill on the transaction was approximately $5 million, which is being amortized on the straight-line method over 40 years. The acquisition was accounted for as a purchase, and accordingly, the net assets and operations of Rayonese have been included in the company's consolidated financial statements since March 6, 1995.


(3) Accounts Receivable A summary of accounts receivable follows:

(DOLLARS IN THOUSANDS)                  1997       1996
--------------------------------------------------------
customers                           $ 58,568     53,392
allowance for doubtful accounts       (1,500)    (1,016)
reserve for returns and allowances      (377)      (338)
--------------------------------------------------------
                                    $ 56,691     52,038
========================================================



(4) Inventories

A summary of inventories follows:

(DOLLARS IN THOUSANDS)                  1997       1996
--------------------------------------------------------
inventories on the FIFO cost method
   raw materials                    $ 32,025     29,150
   work-in-process                     4,627      5,067
   finished goods                     20,212     16,708
--------------------------------------------------------
      total inventories on the
      FIFO cost method                56,864     50,925
adjustments of certain inventories
      to the LIFO cost method         (3,401)    (3,530)
--------------------------------------------------------
                                    $ 53,463     47,395
========================================================


(5) Property, Plant and Equipment

A summary of property, plant and equipment follows:

                              DEPRECIABLE LIVES
(DOLLARS IN THOUSANDS)            (IN YEARS)      1997        1996
--------------------------------------------------------------------
land and improvements                 10       $   1,795      1,765
buildings and improvements           7-40         13,719     13,529
leasehold improvements               7-10          1,379      1,320
machinery and equipment              3-12        124,531    109,906
office furniture and equipment       3-10         13,122     12,152
capital projects in progress                      19,019      8,517
--------------------------------------------------------------------
                                                 173,565    147,189
accumulated depreciation                         (82,334)   (70,228)
--------------------------------------------------------------------
                                                $ 91,231     76,961
====================================================================


(6) Goodwill

A summary of goodwill follows:

(DOLLARS IN THOUSANDS)                  1997       1996
--------------------------------------------------------
goodwill                            $ 24,218     24,218
accumulated amortization              (1,956)    (1,347)
--------------------------------------------------------
                                    $ 22,262     22,871
========================================================


(7) Accounts Payable

A summary of accounts payable follows:

(DOLLARS IN THOUSANDS)                      1997        1996
--------------------------------------------------------------
accounts payable - trade                 $ 24,156      21,570
accounts payable - capital expenditures     5,747       5,738
--------------------------------------------------------------
                                         $ 29,903      27,308
==============================================================


(8) Accrued Expenses

A summary of accrued expenses follows:

(DOLLARS IN THOUSANDS)                  1997       1996
-------------------------------------------------------
compensation and benefits           $ 10,217      8,153
other                                  4,857      4,411
-------------------------------------------------------
                                    $ 15,074     12,564
=======================================================

(9) Income Taxes

A summary of income taxes follows:

(DOLLARS IN THOUSANDS)       1997       1996        1995
---------------------------------------------------------
CURRENT
---------------------------------------------------------
   federal                $ 5,109      3,345       3,473
   state                      881        700         699
   Canadian                   789          0           0
---------------------------------------------------------
                            6,779      4,045       4,172
deferred
   federal                    (26)     1,422       1,374
   state                      (12)       145         195
   Canadian                 1,004        698           0
---------------------------------------------------------
                              966      2,265       1,569
                          $ 7,745      6,310       5,741
========================================================

Income before income taxes related to the company's Canadian operation for the years ended April 27, 1997 and April 28, 1996 were $5,500,000 and $2,100,000, respectively. Income before income taxes from this operation was not significant for the year ended April 30, 1995.
   The following schedule summarizes the principal differences between income taxes at the federal income tax rate and the effective income tax rate reflected in the consolidated financial statements:

                                    1997     1996     1995
-----------------------------------------------------------
FEDERAL INCOME TAX RATE             35.0%   34.2%     34.1%
-----------------------------------------------------------
state income taxes, net of federal
   income tax benefit                2.6     3.4       3.8
exempt income of foreign
   sales corporation                (1.7)   (1.7)     (1.5)
other                                0.1     0.6       0.6
-----------------------------------------------------------
                                    36.0%   36.5%     37.0%
===========================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consist of the following:

(DOLLARS IN THOUSANDS)                  1997       1996
--------------------------------------------------------
deferred tax liabilities:
   property, plant and equipment, net$ (8,903)   (7,328)
   goodwill                           (1,019)      (720)
   other                                (105)      (437)
--------------------------------------------------------
      total deferred tax liabilities (10,027)    (8,485)

deferred tax assets:
   accounts receivable                   638        474
   inventories                           380        148
   compensation                        1,231        960
   liabilities and reserves              691        782
--------------------------------------------------------
      gross deferred tax assets        2,940      2,364
      valuation allowance                  0          0
--------------------------------------------------------
      total deferred tax assets        2,940      2,364
                                    $ (7,087)    (6,121)
========================================================

Deferred taxes are classified in the accompanying consolidated balance sheet captions as follows:

(DOLLARS IN THOUSANDS)                  1997       1996
--------------------------------------------------------
other current assets                $  2,878      1,967
deferred income taxes                 (9,965)    (8,088)
--------------------------------------------------------
                                    $ (7,087)    (6,121)
========================================================

The company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.
   Income taxes paid, net of income tax refunds, were $5,396,000 in 1997; $4,623,000 in 1996; and $4,071,000 in 1995.


(10) Long-Term Debt A summary of long-term debt follows:

(DOLLARS IN THOUSANDS)                    1997        1996
-------------------------------------------------------------
industrial revenue bonds and
   other obligations                    $ 31,641     22,241
revolving credit facility                 41,000        -
revolving line of credit                   4,000        -
revolving credit line, repaid in 1997        -       23,300
term loan, repaid in 1997                    -       35,500
subordinated note payable, repaid in 1997    -        1,000
-------------------------------------------------------------
                                          76,641     82,041
current maturities                          (100)    (7,100)
-------------------------------------------------------------
                                        $ 76,541     74,941
=============================================================

On April 23, 1997, the company entered into a revolving credit agreement (the "Credit Agreement") providing for a five-year unsecured multi-currency revolving credit facility with a syndicate of banks in the United States and Europe. The Credit Agreement provides for a revolving loan commitment of $125,000,000 which declines $5,000,000 at each of four annual dates beginning in April 1998. The agreement requires payment of a quarterly facility fee in advance. Additionally, the agreement requires payment of interest on any outstanding borrowings based on, at the company's option, (1) the reference rate of the agent acting on behalf of the syndicate of banks, or (2) a specified pricing grid which increases from LIBOR or IBOR based on the company's debt to EBITDA ratio, as defined by the agreement. At April 27, 1997, all of the outstanding borrowings under the multi-currency agreement were based on LIBOR and the interest rate was approximately 6.0%.
   On April 23, 1997, the company obtained a $4,000,000 revolving line of credit which expires on May 31, 1998. However, the line of credit will automatically be extended for an additional three-month period on each August 31, November 30, February 28 and May 31 unless the bank notifies the company that the line of credit will not be extended. Additionally, the revolving line of credit requires payment of interest monthly on any outstanding borrowings at an interest rate based on LIBOR plus a margin based on the company's debt to EBITDA ratio, as defined in the credit facility. At April 27, 1997, the interest rate on outstanding borrowings was approximately 6.0%.
   During 1997, the company obtained $9,500,000 of new industrial revenue bond
(IRB) financing related to the expansion of its plant and equipment at its West Hazelton, Pennsylvania and Burlington, North Carolina facilities. The final maturities of these IRBs range from the year 2006 to 2009. The remaining IRBs are substantially due in one-time payments at various dates from 2008 to 2013 and all of the bonds bear interest at variable rates at approximately 64% of the prime rate (prime at April 27, 1997 was 8.5%). The IRBs are collateralized by restricted investments of $11,018,000 and letters of credit for $32,416,000 at April 27, 1997.
   The company's loan agreements require, among other things, that the company maintain compliance with certain positive and negative financial covenants. At April 27, 1997, the company was in compliance with these required financial covenants.
   At April 27, 1997, the company had three interest rate swap agreements with a bank in order to reduce its exposure to floating interest rates on a portion of its variable rate borrowings. The following table summarizes certain data regarding the interest rate swaps:

NOTIONAL AMOUNT        INTEREST RATE    EXPIRATION DATE
-------------------------------------------------------
 $15,000,000                   7.3%          April 2000
$  5,000,000                   6.9%           June 2002
$  5,000,000                   6.6%           July 2002

The company believes it could terminate these agreements as of April 27, 1997 for little or no cost based on current market conditions. Net amounts paid under these agreements increased interest expense by approximately $301,000 in 1997; $290,000 in 1996; and $138,000 in 1995. Management believes the risk of incurring losses resulting from the inability of the bank to fulfill its obligation under the interest rate swap agreements to be remote and that any losses incurred would be immaterial.
   The principal payment requirements of long-term debt during the next five years are: 1998 - $100,000; 1999 - $4,075,000; 2000 - $200,000; 2001 - $200,000;
and 2002 - $41,154,000.
   Interest paid during 1997, 1996 and 1995 totaled $4,834,000, $5,365,000, and
$4,668,000, respectively.

(11) Commitments and Contingencies

The company leases certain office, manufacturing and warehouse facilities and equipment, primarily computer and vehicles, under noncancellable operating leases. Lease terms related to real estate range from five to ten years with renewal options for additional periods ranging from five to fifteen years. The leases generally require the company to pay real estate taxes, maintenance, insurance and other expenses. Rental expense for operating leases, net of sublease income, was $4,590,000 in 1997; $3,502,000 in 1996; and $2,486,000 in
1995. Future minimum rental commitments for noncancellable operating leases are $4,091,000 in 1998; $3,840,000 in 1999; $3,092,000 in 2000; $2,067,000 in 2001;
$1,881,000 in 2002; and $10,189,000 in later years.
   The company is involved in several legal proceedings and claims which have arisen in the ordinary course of its business. These actions, when ultimately concluded and settled, will not, in the opinion of management, have a material adverse effect upon the financial position, results of operations or liquidity of the company.
   The company has outstanding capital expenditure commitments of approximately $12,000,000 as of April 27, 1997.


(12) Stock Option Plans
The company has a fixed stock option plan under which options to purchase common stock may be granted to officers, directors and key employees. At April 27, 1997, 865,728 shares of common stock were authorized for issuance under the plan. Options are generally exercisable one year after the date of grant and generally expire beginning ten years after the date of grant.
   No compensation cost has been recognized for this stock option plan as options are granted under the plan at an option price not less than fair market value at the date of grant. Had compensation cost for this stock-based compensation plan been determined consistent with SFAS No. 123, the company's pro forma net income and net income per share for 1997 and 1996 would have approximated the company's net income and net income per share in the accompanying consolidated statements of income as compensation cost was immaterial for options granted in 1997 and 1996.
   The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996: dividend yield of 1%; risk-free interest rates of 5%; expected volatility of 44%; and expected lives of 3 years.
   A summary of the status of the plan as of April 27, 1997, April 28, 1996 and April 30, 1995 and changes during the years ended on those dates is presented below and continued on the next page:


                                                        1997                          1996                         1995
                                                    WEIGHTED-AVG.                WEIGHTED-AVG.                WEIGHTED-AVG.
                                         SHARES    EXERCISE PRICE     SHARES     EXERCISE PRICE    SHARES    EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year        443,437         $ 7.46       455,721         $ 6.65        385,884        $ 5.81
Granted                                  82,250          12.61        83,250           8.27         97,250          9.05
Exercised                              (118,459)          6.81       (85,534)          3.51       (27,413)          3.31
Canceled/expired                            -              -         (10,000)         11.25           -               -
                                        ------                       ------                        -------
Outstanding at end of year              407,228           8.69       443,437           7.46        455,721          6.65
                                       --------                      -------                       -------
Options exercisable at year-end         336,228           7.91       371,437           7.37        369,721          6.07
   granted during the year               $ 4.55                       $ 2.98                          -
---------------------------------------------------------------------------------------------------------------------------

                                         OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
                         ----------------------------------------------------       ---------------------------------
                            NUMBER       WEIGHTED-AVG.                                 NUMBER
RANGE OF                 OUTSTANDING       REMAINING            WEIGHTED-AVG.       EXERCISABLE         WEIGHTED-AVG.
EXERCISE PRICES           AT 4/27/97   CONTRACTUAL LIFE        EXERCISE PRICE       AT 4/27/97         EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------------
$ 2.82-$  4.63               128,728         2.1years             $  4.01               128,728          $  4.01
$ 7.75-$  9.00               110,875         7.1                     8.43               110,875             8.43
$ 9.90- $12.75               134,375         7.6                    12.08                75,375            12.05
$13.34- $14.38                33,250         5.3                    13.90                21,250            14.22
                             -------                                                    -------
                             407,228         5.5                     8.69               336,228             7.91
---------------------------------------------------------------------------------------------------------------------

During fiscal 1995, the company adopted a stock option plan which provided for the one-time grant to officers and certain senior managers of options to purchase 121,000 shares of the company's common stock at $.05 (par value) per share. Coincident with the adoption of this plan, the company's 1993 stock option plan was amended to reduce the number of shares issuable under that plan by 121,000 shares. Options under the plan are exercisable the earlier of January 1, 2003 or approximately 45 days after the end of fiscal 1997 if the company achieves an annual compound rate of growth in its primary earnings per share of 17% during the three-year period ended April 27, 1997. Since these options were granted in fiscal 1995, the provisions of SFAS No. 123 are not applicable.
   As of April 27, 1997, the 121,000 options outstanding under the plan have exercise prices of $0.05 and a weighted-average remaining contractual life of
6.7 years. The options outstanding vested on April 27, 1997 as the company achieved an annual compound rate of growth in its primary earnings per share of 17% during the three-year period ended April 27, 1997.
   During March 1997, the company's board of directors approved the 1997 performance-based stock option plan which provides for the one-time grant to certain officers and certain senior managers of options to purchase 106,000 shares of the company's common stock at $1.00 per share. Options under the plan are exercisable the earlier of January 1, 2006 or approximately 30 days after the end of fiscal 1999 if the company achieves net income per share of $1.50 for fiscal 1999, which would represent a 13% compound growth rate from 1997. The 1997 performance-based option plan is pending shareholder approval at the company's annual shareholder meeting in September 1997. As a result, the date of grant for the options to purchase 106,000 shares will occur in September 1997, if approved by the shareholders, and the compensation expense would begin to be recorded under APB Opinion No. 25 in fiscal 1998, provided the company's financial performance is on track to achieve the net income per share target.


(13) Benefit Plans
The company has a defined contribution plan which covers substantially all employees and provides for participant contributions on a pre-tax basis and discretionary matching contributions by the company, which are determined annually. Company contributions to the plan were $875,000 in 1997; $791,000 in 1996; and $771,000 in 1995.
   In addition to the defined contribution plan, the company has a nonqualified deferred compensation plan covering officers and certain other associates. At April 27, 1997 and April 28, 1996, the company had approximately $1,774,000 and $1,286,000, respectively, of assets related to the nonqualified plan which are included in other assets. The company also had a liability of $2,128,000 and $1,426,000 at April 27, 1997 and April 28, 1996, respectively, which is included in accrued expenses in the accompanying consolidated balance sheets.


(14) International Sales
International sales, of which 91%, 90% and 98% were denominated in U.S. dollars in 1997, 1996 and 1995, accounted for 25% of net sales in 1997, 22% in 1996, and 19% in 1995, and are summarized by geographic area as follows:

(DOLLARS IN THOUSANDS)     1997        1996       1995
--------------------------------------------------------
NORTH AMERICA
   (excluding USA)     $   27,479     23,528      16,707
Europe                     25,245     18,927      19,177
Middle East                23,505     15,609       6,081
Asia and Pacific Rim       19,646     12,124       8,969
South America               2,604      2,753       3,749
All other areas             3,092      4,456       3,288
--------------------------------------------------------
                        $ 101,571     77,397      57,971
========================================================


(15) Related Party Transactions
A director of the company is also an officer and director of a major customer of the company. The amount of sales to this customer was approximately $27,549,000 in 1997; $27,739,000 in 1996; and $20,484,000 in 1995. The amount due from this customer at April 27, 1997 was approximately $2,718,000 and at April 28, 1996 was approximately $2,608,000.
   A director of the company is also a director of a bank participating in the syndicated revolving credit facility and an officer and director of the lessor of the company's office facilities in High Point. The amount of interest and other fees paid to the bank was approximately $2,217,000 in 1997; $2,580,000 in 1996; and $2,039,000 in 1995, and the loans payable to the bank and amounts guaranteed through letters of credit by the bank at April 27, 1997 and April 28, 1996 aggregated $28,672,000 and $48,402,000, respectively. Rent expense for the company's office facilities in High Point was approximately $436,000 in 1997; $421,000 in 1996; and $435,000 in 1995.
   Rents paid to entities owned by certain shareholders and officers of the company and their immediate families were $680,000 in 1997; $680,000 in 1996; and $670,000 in 1995.

(16) Foreign Exchange Contracts
The company generally enters into foreign exchange forward and option contracts as a hedge against its exposure to currency fluctuations on firm commitments to purchase certain machinery and equipment and raw materials. Machinery and equipment and raw material purchases hedged by foreign exchange forward contracts are valued by using the exchange rate of the applicable foreign exchange forward contract. The company had approximately $2,432,000 and $1,924,000 of outstanding foreign exchange forward contracts as of April 27, 1997 and April 28, 1996, respectively (primarily denominated in German marks, Austrian shillings and Belgian francs). The contracts outstanding at April 27, 1997 mature at various dates in fiscal 1998. Due to the short maturity of these financial instruments, the fair values of these contracts approximate the contract amounts at April 27, 1997 and April 28, 1996, respectively.


(17) Stock Offering
In February of 1997, the company completed the sale of 1,200,000 shares of common stock at a per share price of $15 less commissions and expenses of approximately $1,700,000 which resulted in net proceeds realized of approximately $16,300,000. The net proceeds received from the offering were used to reduce outstanding borrowings under the company's revolving credit line.
   The stock offering also included 640,000 shares of common stock sold by two non-management shareholders at a per share price of $15 less commissions of approximately $576,000 which resulted in net proceeds realized of approximately $9,024,000 by the selling shareholders.


(18) Subsequent Event
On April 30, 1997, the company announced that it signed a letter of intent to purchase the operations and certain assets relating to an upholstery fabric business operating as Phillips Weaving Mills, Phillips Velvet Mills, Phillips Printing and Phillips Mills. Closing of the transaction, is subject to negotiation of a definitive asset purchase agreement, completion of due diligence and certain other conditions set forth in the letter of intent.

SELECTED QUARTERLY DATA

                                              FISCAL           FISCAL          FISCAL        FISCAL       FISCAL
(AMOUNTS IN THOUSANDS,                         1997             1997            1997          1997         1996
EXCEPT PER SHARE AMOUNTS)                  4TH QUARTER      3RD QUARTER     2ND QUARTER   1ST QUARTER   4TH QUARTER
---------------------------------------------------------------------------------------------------------------------
   net sales                                $ 105,678          97,468         105,204        90,529       102,162
   cost of sales                               85,386          80,317          86,082        74,609        82,957
---------------------------------------------------------------------------------------------------------------------
      gross profit                             20,292          17,151          19,122        15,920        19,205
   SG & A expenses                             11,730          10,760          11,704        10,864        11,300
---------------------------------------------------------------------------------------------------------------------
      income from operations                    8,562           6,391           7,418         5,056         7,905
   interest expense                             1,019           1,228           1,242         1,182         1,352
   interest income                                (90)            (73)            (60)          (57)          (92)
   other expense                                  404             421             301           395           365
      income before income taxes                7,229           4,815           5,935         3,536         6,280
   income taxes                                 2,389           1,805           2,225         1,326         2,230
---------------------------------------------------------------------------------------------------------------------
   net income                                   4,840           3,010           3,710         2,210         4,050
=====================================================================================================================
   EBITDA (6)                               $  11,582           9,279          10,540         8,003        10,814
   depreciation                                 3,248           3,119           3,177         3,144         3,070
   cash dividends                                 410             368             367           368           310
=====================================================================================================================
   weighted average shares outstanding         12,546          11,342          11,312        11,297        11,284
=====================================================================================================================
PER SHARE DATA (3) (5)
   net income                               $    0.39            0.27            0.33          0.20          0.36
   cash dividends                              0.0325          0.0325          0.0325        0.0325        0.0275
   book value                                    8.79            7.89            7.66          7.37          7.21
=====================================================================================================================
BALANCE SHEET DATA (5)
   working capital                          $  69,777          60,689          57,230        53,635        56,953
   property, plant and equipment, net          91,231          86,146          80,316        78,292        76,961
   total assets                               243,952         228,262         219,527       208,283       211,644
   capital expenditures                         8,333           8,949           5,201         4,475         6,675
   long-term debt                              76,541          86,266          72,891        70,916        74,941
   funded debt (1)                             65,623          80,588          74,612        72,772        76,791
   shareholders' equity                       110,789          89,578          86,835        83,356        81,446
   capital employed (7)                       176,412         170,166         161,447       156,128       158,237
=====================================================================================================================
RATIOS & OTHER DATA (5)
   gross profit margin                           19.2%           17.6%           18.2%         17.6%         18.8%
   operating income margin                        8.1             6.6             7.1           5.6           7.7
   net income margin                              4.6             3.1             3.5           2.4           4.0
   EBITDA margin                                 11.0             9.5            10.0           8.8          10.6
   effective income tax rate                     33.0            37.5            37.5          37.5          35.5
   funded debt-to-total capital ratio (1)        37.2            47.4            46.2          46.6          48.5
   working capital turnover                       5.3             5.3             5.4           5.4           5.3
   days sales in receivables                       49              47              45            43            46
   inventory turnover                             6.6             6.2             6.6           6.0           6.8
=====================================================================================================================
STOCK DATA (3)
   stock price
      high                                  $   19.63           17.00           14.38         14.25         13.25
      low                                       14.50           13.50           11.75         11.50         10.00
      close                                     16.63           14.88           13.75         12.25         13.00
   P/E ratio (2)
      high                                       16.6            14.7            13.0          13.6          13.5
      low                                        12.3            11.6            10.6          11.0          10.2
   trading volume (shares)                      2,165             945             563         1,364         1,325
=====================================================================================================================


                                             FISCAL       FISCAL       FISCAL
(AMOUNTS IN THOUSANDS,                        1996         1996         1996
EXCEPT PER SHARE AMOUNTS)                 3RD QUARTER  2ND QUARTER  1ST QUARTER
-------------------------------------------------------------------------------
   net sales                                 86,476      90,672      72,357
   cost of sales                             71,447      74,565      60,159
-------------------------------------------------------------------------------
      gross profit                           15,029      16,107      12,198
   SG & A expenses                            9,639       9,675       8,454
-------------------------------------------------------------------------------
      income from operations                  5,390       6,432       3,744
   interest expense                           1,279       1,388       1,297
   interest income                                0           0           0
   other expense                                266         219         107
      income before income taxes              3,845       4,825       2,340
   income taxes                               1,430       1,825         825
-------------------------------------------------------------------------------
   net income                                 2,415       3,000       1,515
===============================================================================
   EBITDA (6)                                 8,450       9,494       6,852
   depreciation                               3,140       3,071       3,067
   cash dividends                               309         309         308
===============================================================================
   weighted average shares outstanding       11,232      11,211      11,207
===============================================================================
PER SHARE DATA (3) (5)
   net income                                  0.22        0.27        0.14
   cash dividends                            0.0275      0.0275      0.0275
   book value                                  6.89        6.72        6.48
===============================================================================
BALANCE SHEET DATA (5)
   working capital                           52,266      46,373      45,069
   property, plant and equipment, net        73,356      73,876      75,744
   total assets                             197,704     200,404     192,725
   capital expenditures                       2,620       2,084       3,006
   long-term debt                            68,112      65,137      67,662
   funded debt (1)                           79,667      76,692      79,217
   shareholders' equity                      77,623      75,351      72,624
   capital employed (7)                     157,290     152,043     151,841
===============================================================================
RATIOS & OTHER DATA (5)
   gross profit margin                         17.4%       17.8%       16.9%
   operating income margin                      6.2         7.1         5.2
   net income margin                            2.8         3.3         2.1
   EBITDA margin                                9.8        10.5         9.5
   effective income tax rate                   37.2        37.8        35.3
   funded debt-to-total capital ratio (1)      48.5        50.6        50.4
   working capital turnover                     5.3         5.4         5.4
   days sales in receivables                     43          47          45
   inventory turnover                           5.7         6.0         5.1
===============================================================================
STOCK DATA (3)
   stock price
      high                                    11.50       11.00       10.00
      low                                      9.50        9.00        7.75
      close                                   10.00        9.75        7.75
   P/E ratio (2)
      high                                     12.2        12.1        11.2
      low                                      10.1         9.9         8.7
   trading volume (shares)                    1,142       1,011       1,454
===============================================================================
(1) FUNDED DEBT INCLUDES LONG- AND SHORT-TERM DEBT, LESS RESTRICTED INVESTMENTS.
(2) P/E RATIOS BASED ON TRAILING 12-MONTH NET INCOME PER SHARE.
(3) SHARE AND PER SHARE DATA ADJUSTED FOR STOCK SPLITS, EXCEPT FOR TRADING
    VOLUME.
(4) ROSSVILLE/CHROMATEX INCLUDED IN CONSOLIDATED RESULTS FROM ITS NOVEMBER 1, 1993 ACQUISITION BY CULP.
(5) RAYONESE INCLUDED IN CONSOLIDATED RESULTS FROM ITS MARCH 6, 1995 ACQUISITION BY CULP.
(6) EBITDA REPRESENTS EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION.
(7) CAPITAL EMPLOYED INCLUDES FUNDED DEBT AND SHAREHOLDERS' EQUITY.
(8) CULP'S COMMON SHARES WERE LISTED ON THE NEW YORK STOCK EXCHANGE ON DECEMBER 31, 1996.

SELECTED ANNUAL DATA

                                                                                                         PERCENT  FIVE-YEAR
                                                  FISCAL      FISCAL     FISCAL      FISCAL      FISCAL   CHANGE    GROWTH
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)    1997        1996       1995        1994       1993   1997/1996   RATE
---------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA (4) (5)
   net sales                                    $398,879     351,667     308,026    245,049     200,783      13.4%   15.8%
   cost of sales                                 326,394     289,129     253,345    202,426     168,599      12.9    15.2
---------------------------------------------------------------------------------------------------------------------------
      gross profit                                72,485      62,538      54,681     42,623      32,184      15.9    19.2
   S G & A expenses                               45,058      39,068      33,432     27,858      24,203      15.3    12.9
---------------------------------------------------------------------------------------------------------------------------
      income from operations                      27,427      23,470      21,249     14,765       7,981      16.9    37.9
   interest expense                                4,671       5,316       4,715      2,515       1,409     (12.1)   26.9
   interest income                                  (280)        (92)        (64)       (79)        (29)    204.3    15.5
   other expense                                   1,521         956       1,082        350           1      59.1    39.5
---------------------------------------------------------------------------------------------------------------------------
      income before income taxes                  21,515      17,290      15,516     11,979       6,600      24.4    40.5
   income taxes                                    7,745       6,310       5,741      4,314       2,099      22.7    51.7
---------------------------------------------------------------------------------------------------------------------------
      net income                                  13,770      10,980       9,775      7,665       4,501      25.4    35.9
---------------------------------------------------------------------------------------------------------------------------
   EBITDA(6)                                  $   39,404      35,610      32,052     23,256      14,933      10.7    25.7
   depreciation                                   12,688      12,348      11,257      8,497       6,724       2.8    12.4
   cash dividends                                  1,513       1,236       1,120        887         696      22.4    23.2
---------------------------------------------------------------------------------------------------------------------------
   weighted average shares outstanding            11,624      11,234      11,203     11,076      10,875       3.5     1.4
PER SHARE DATA (3) (4) (5)
   net income                                 $     1.18        0.98        0.87       0.69        0.41      20.4%   34.3%
   cash dividends                                   0.13        0.11        0.10       0.08       0.064      18.2    21.6
   book value                                       8.79        7.21        6.37       5.60        5.01      21.9    13.5
---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (4) (5)
   working capital                              $ 69,777      56,953      38,612     37,949      34,942      22.5%   21.2%
   property, plant and equipment, net             91,231      76,961      75,805     64,004      44,529      18.5    18.3
   total assets                                  243,952     211,644     194,999    164,948     106,548      15.3    21.2
   capital expenditures                           26,958      14,385      18,058     16,764      11,938      87.4    16.8
   businesses acquired                                 0           0      10,455     38,205           0       0       0
   long-term debt                                 76,541      74,941      62,187     58,512      23,147       2.1    40.3
   funded debt (1)                                65,623      76,791      72,947     58,639      26,582     (14.5)   31.3
   shareholders' equity                          110,789      81,446      71,396     62,649      54,521      36.0    17.0
   capital employed (7)                          176,412     158,237     144,343    121,288      81,103      11.5    21.2
---------------------------------------------------------------------------------------------------------------------------
RATIOS & OTHER DATA (4) (5)
   gross profit margin                              18.2%       17.8%       17.8%      17.4%       16.0
%
   operating income margin                           6.9         6.7         6.9        6.0         4.0
   net income margin                                 3.5         3.1         3.2        3.1         2.2
   EBITDA margin                                     9.9        10.1        10.4        9.5         7.4
   effective income tax rate                        36.0        36.5        37.0       36.0        31.8
   funded debt-to-total capital ratio (1)           37.2        48.5        50.5       48.3        32.8

         RETURN ON AVERAGE TOTAL CAPITAL            10.1         9.5         9.6        9.2         7.4
   return on average equity                         15.2        14.4        14.6       13.1         8.6
   working capital turnover                          5.3         5.3         5.6        5.7         5.4
   days sales in receivables                          49          46          47         43          43
   inventory turnover                                6.4         6.0         6.0        6.3         6.4
---------------------------------------------------------------------------------------------------------------------------
STOCK DATA (3)
   stock price
      high                                      $  19.63       13.25       12.50      17.33        7.33
      low                                          11.50        7.75        7.25       5.67        3.60
      close                                        16.63       13.00        9.75      11.63        7.20
   P/E ratio (2)
      high                                          16.6        13.5        14.3       25.1        17.7
      low                                            9.7         7.9         8.3         8.2        8.7
   trading volume (shares)                         5,037 (8)   4,932      10,161     11,178       2,646
---------------------------------------------------------------------------------------------------------------------------

(1) - (8) SEE SELECTED QUARTERLY DATA TABLE FOOTNOTE

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Culp, Inc.:

   We have audited the accompanying consolidated balance sheets of Culp, Inc. and subsidiary as of April 27, 1997 and April 28, 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 27, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Culp, Inc. and subsidiary as of April 27, 1997 and April 28, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended April 27, 1997, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP.
Greensboro, North Carolina
May 22, 1997

MANAGEMENT'S RESPONSIBILITY

   The management of Culp, Inc. is responsible for the accuracy and consistency of all the information contained in this Annual Report, including the financial statements. These statements have been prepared to conform with generally accepted accounting principles. The preparation of financial statements and related data involves estimates and the use of judgment.
   Culp, Inc. maintains internal accounting controls designed to provide reasonable assurance that the financial records are accurate, that the assets of the company are safeguarded, and that the financial statements present fairly the financial position and results of operations of the company.
   KPMG Peat Marwick LLP, the company's independent auditors, conducts an audit in accordance with generally accepted auditing standards and provides an opinion on the financial statements prepared by management. Their report for 1997 is presented above.
   The Audit Committee of the Board of Directors reviews the scope of the audit and the findings of the independent auditors. The internal auditor and the independent auditors meet with the Audit Committee to discuss audit and financial reporting issues. The Committee also reviews the company's principal accounting policies, significant internal accounting controls, the Annual Report and annual SEC filings (Form 10-K and Proxy Statement).



/s/ Robert G. Culp, III
Robert G. Culp, III
Chairman and Chief Executive Officer



/s/ Franklin N. Saxon
Franklin N. Saxon
Senior Vice President and Chief Financial Officer
May 22, 1997

CORPORATE DIRECTORY

Robert G. Culp, III
Chairman of the Board and Chief Executive Officer;
Director (E,N)

Howard L. Dunn, Jr.
President and Chief Operating Officer; Director (E)

Franklin N. Saxon
Senior Vice President and Chief Financial Officer, Treasurer, Secretary; Director (E)

Kenneth M. Ludwig
Senior Vice President-Human Resources; Assistant Secretary

Harry R. Culp, D.D.S.
Director

Baxter P. Freeze, Sr.
Director (A,C); Retired President, Chairman of the Board,
Commonwealth Hosiery Mills, Inc., Randleman, NC

Earl M. Honeycutt
Director (A,C); Retired President, Amoco Fabrics and Fibers Company,
Atlanta, GA

Patrick H. Norton
Director (N); Senior Vice President, Sales and Marketing;
La-Z-Boy, Inc., Monroe, MI

Earl N. Phillips, Jr.
Director; Co-Founder and President, First Factors Corporation
High Point, NC

Bland W. Worley
Director (A,C,N); Retired Chairman of the Board and Chief Executive Officer, BarclaysAmericanCorporation, Charlotte, NC

BOARD COMMITTEES:
A-AUDIT
C-COMPENSATION
E-EXECUTIVE
N-NOMINATING

SHAREHOLDER INFORMATION

Corporate Address
101 South Main Street
Post Office Box 2686
High Point, NC   27261

Telephone:  (910) 889-5161
Fax:  (910) 887-7089

Registrar and Transfer Agent
Wachovia Bank, N.A.
Winston-Salem, NC   27102
(800) 633-4236

Written shareholder correspondence should be sent to:
   Wachovia Shareholder Services
   P.O. Box 8218
   Boston, MA 02266-8218

Transfers should be sent to:
   Wachovia Shareholder Services
   P.O. Box 8217
   Boston, MA 02266-8217

Auditors
KPMG Peat Marwick LLP
Greensboro, NC  27401

Legal Counsel
Robinson, Bradshaw & Hinson, PA
Charlotte, NC   28246

Form 10-K and Quarterly Reports/Investor Contact
The Form 10-K Annual Report of Culp, Inc., as filed with the Securities and Exchange Commission, is available from the company without charge to shareholders upon written request. Shareholders may also obtain copies of the company's news releases issued in conjunction with the company's quarterly results. These requests and other investor contacts should be directed to the Investor Relations department at the corporate address.

NYSE Symbol
The company's common stock is traded on the New York Stock Exchange under the symbol CFI.

Analyst Coverage
These analysts cover Culp, Inc.:

Interstate/Johnson Lane - Kay Norwood, CFA
Raymond, James & Associates - Budd Bugatch, CFA
Robinson-Humphrey Co., Inc. - Lorraine Miller, CFA
Wheat First Securities, Inc. - John Baugh, CFA
Value Line, Inc. - Jed S. Brody

Stock Listing
Culp, Inc. common stock is traded on the New York Stock Exchange under the symbol CFI. As of April 27, 1997, Culp, Inc. had approximately 2,900 shareholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings.

Annual Meeting
Shareholders are invited to attend the annual meeting to be held Tuesday, September 16, 1997 at the Radisson Hotel; 135 South Main Street; High Point, North Carolina.

(Graphic appears here of number 25)

CULP, INC.
101 SOUTH MAIN STREET
POST OFFICE BOX 2686
HIGH POINT, NC   27261
TELEPHONE:  (910) 889-5161
INTERNET: INVESTORRELATIONS@CULPINC.COM