Form 10-K, Exhibit 13
period 1998-05-03
CULP INC
filed 1998-07-31
CIK 723603

focus
on style





  1998
Annual
Report


                            (CULP LOGO APPEARS HERE)

THE CULP TEAM OF MORE THAN 4,300 ASSOCIATES MARKETS OVER 3,000 PATTERNS OF UPHOLSTERY FABRICS FOR FURNITURE AND OVER 1,000 STYLES OF MATTRESS TICKING TO AN INTERNATIONAL ARRAY OF CUSTOMERS. WE ARE A FULLY INTEGRATED MARKETER WITH MANUFACTURING PLANTS IN NORTH AND SOUTH CAROLINA, ALABAMA, TENNESSEE, PENNSYLVANIA AND CANADA.



(Photo appears here)

                                                   DESIGN MEANS BUSINESS AT CULP

                                                                      Culp
                                                                         FABRICS



Culp indeed is focused on design. The new Howard L. Dunn, Jr. design center is the latest tangible expression of how important the creation of new patterns, textures and styles is to our business. This report provides a timely opportunity to take you on a tour of this revolutionary new complex. The opportunity to unite virtually all of our design resources excited us, and that vision is now reality. Come with us as we share our report on another record year for Culp and the actions we are taking to enhance our position as the world's largest marketer of upholstery fabrics for furniture and a leading supplier of mattress ticking.

highlights

Culp invested $95 million for acquisitions and capital expenditures to support the company's ongoing long-term growth initiative.

Net sales for 1998 reached a new high of $476.7 million. Net income also set a new annual record for the ninth consecutive year of $15.5 million, or $1.19 per share diluted.

International sales for 1998 rose 35% and accounted for $137.2 million, or 29%, of net sales.

Opening of the new Howard L. Dunn, Jr. design center provided a single location for most of the company's design resources.

Completion of a private placement of $75 million senior unsecured notes in April 1998 increased flexibility for funding future capital needs.



(Photo of fabrics)



                                                                         five-year
(Amounts in thousands,                                            percent  growth
except per share data)                     1998        1997        change   rate
-----------------------------------------------------------------------------------
STATEMENTS OF INCOME
  Net sales                              $476,715     398,879       19.5%   18.9%
  Gross profit                             83,561      72,485       15.3    21.0
  Income from operations                   30,574      27,427       11.5    30.8
  Net income                               15,513      13,770       12.7    28.1
  Average shares outstanding (diluted)     13,042      11,929        9.3     3.3
PER SHARE
  Net income (diluted)                   $   1.19        1.15        3.5%   23.8%
  Cash dividends                             0.14        0.13        7.7    16.9
  Book value                                10.11        8.79       15.0    15.1
BALANCE SHEET
  Working capital                        $102,730      69,777       47.2%   24.1%
  Total assets                            354,815     243,952       45.4    27.2
  Funded debt                             151,616      65,623      131.0    41.7
  Shareholders' equity                    131,519     110,789       18.7    19.3
RATIOS
  Gross profit margin                        17.5%       18.2%
  Operating income margin                     6.4         6.9
  Net income margin                           3.3         3.5
  Return on average equity                   13.0        15.2
  Funded debt to capital                     53.5        37.2

(Throughout this annual report, 1998, 1997, 1996, 1995 and 1994 are used to refer, respectively, to the company's fiscal years that ended in those same calendar periods.)


NET SALES
($ MILLIONS)

(A bar graph appears here with the following plot points.)


     94         95        96        97        98
   $245.0     $308.0    $351.7    $398.9    $476.7


NET INCOME
($ MILLIONS)

(A bar graph appears here with the following plot points.)


     94        95        96        97        98
   $7.7       $9.8      $11.0     $13.8     $15.5


NET INCOME
PER SHARE
(DILUTED)

(A bar graph appears here with the following plot points.)


     94        95        96        97        98
   0.68       0.86      0.94      1.15      1.19


CASH DIVIDENDS
PER SHARE


(A bar graph appears here with the following plot points.)

     94        95        96        97        98
   0.08       0.10      0.11      0.13      0.14

                                            TO
                                           OUR
                                        FELLOW
                                  SHAREHOLDERS

l
e
t
t
e
r

"Build it, and they will come," is the memorable line from the movie Field of Dreams. We aren't expecting "Shoeless" Joe Jackson to appear out of the mists at Culp, but we are excited about our longer term opportunities as a result of the considerable capital investments we made during 1998. Our plans for building an integrated marketing organization began taking shape years ago; and several developments during 1998 marked notable steps toward that goal that will provide significant benefits to our customers, associates and, most importantly, our shareholders. 1999: GROWTH CHALLENGE Our message in this letter is not intended to repeat the discussion starting on page 13 about the significant operational and financial trends during 1998. As the highlights on the previous page portray, net sales, net income and net income per share each set new records for the year. Nine consecutive years of higher earnings represent an achievement of which we are proud, and we encourage you to read the comments that relate more of the specific factors that contributed to our ability to stretch that record one more year.

   As the caveats read in investment literature, past performance is no guarantee of future returns. In fact, as we start 1999, we see significant challenges to a positive showing again this year. Costs associated with some of our expansion projects are still putting pressure on margins. More importantly, we are experiencing a pronounced decline in demand for wet-printed flock fabrics that have been an important focus of our capital expenditures. We are implementing significant operational changes to deal with these circumstances and expect improvement as the year progresses. The bottom-line


(Photo of fabrics)

                                                                               5
year in review
-------------------

picture at this time, however, is for difficult year-to-year comparisons through at least the first and second quarters. Although this will likely present a near-term interruption in Culp's growth, we believe this will prove temporary and remain optimistic about reaching our fundamental goal of long-term growth in net income per share. ACQUISITIONS ENHANCE OVERALL GROWTH Purchases of existing operations and other physical assets have been an integral component of Culp's growth for more than a decade. We anticipate other acquisition opportunities, in large part because of the consolidation that remains prevalent in the home furnishings industry. The share of the market controlled by the top 10 manufacturers is up more than 50% over the past ten years. The 25 largest retailers now claim approximately one of every four dollars spent by consumers on home furnishings. Industry players are getting larger, in part to afford the investment in information systems and other capital projects needed to keep pace with the demands of consumers. During 1998 we invested a total of $59 million to acquire three operations. In August 1997, we purchased Phillips Mills. This well-established upholstery fabric business expanded our capability in woven jacquards, prints and velvets and helped broaden Culp's customer base. The other two transactions during the year were chosen not to gain immediate incremental market share but to move us forward in our ongoing drive to become more vertically integrated. The operations of Artee Industries and Wetumpka yarn strategically gave us control over filling yarn, one of the most important raw materials in our business. These are the yarns that determine the texture of our fabrics; that bring life to the patterns we have designed and that help customers differentiate their products before the discerning eyes of consumers. Although we had been extruding some polypropylene yarns internally, we had reached a point where manufacturing our own specialty yarns had become essential. We have already begun to see a return from this move, and we are confident the future holds an even greater promise. HEAVY LIFTING CHARACTERIZES CAPITAL SPENDING Those who have been Culp shareholders for several years are well aware of the meaningful dollar investment we have made to support our goal of offering customers value. This continued in 1998 with record capital spending of $36 million. Interestingly, the total amount was almost evenly split among expansion, vertical integration and modernization. This capped a five-year period in which we have invested $112 million. We believe spending of that magnitude easily qualifies as heavy lifting. In weight lifting the challenge is not just to lift the bar, but to accomplish the task with balance and efficiency. Our record for 1998 shows progress in completing these projects, but our task now is to increase the productivity from these various initiatives. A few specifics will illustrate the broad scope of the projects, apart from the design center, we undertook. A major expansion of our capacity for wet-printed fabrics at a new facility in Lumberton, North Carolina is now operational with two production lines. All of the jacquard and dobby looms at our Pageland, South Carolina facility were moved to allow for an improved product flow. State-of-the-art equipment at a North Carolina plant is producing unfinished flock fabric. A modern weaving facility in Tennessee houses our Rossville/Chromatex line, and three of five planned additional yarn extrusion lines are operational.

                   (GRAPHIC OF A STRAND OF YARN APPEARS HERE)

Heavy lifting indeed! Although we recognize the importance of an ongoing capital investment program, our planned spending for 1999 is less than half of the prior year. Our focus clearly must be the maturation of the projects recently completed. We are fortunate that Culp's profitability has enabled us to support these investments while maintaining a solid financial position. Our funded debt/capital ratio totaled 54% at the close of 1998 with borrowings of $30 million against our $100 million line of credit. During the fourth quarter, we enhanced our financial flexibility further by closing a private placement of $75 million in senior unsecured notes with a fixed rate of 6.76% for 10 years. DESIGN FOCUS AIDS MARKETING Design is an essential factor in the complex equation our customers use to gauge the value provided by Culp's fabrics. In essence, a customer's furniture is a presentation of our fabrics. That all-important first impression in a retail showroom or when a delivery is made to a home or office is directly influenced by our fabrics. Our practice increasingly is to bring customers into the design process. This helps build a working partnership, enabling us to share our analysis of trends and styling changes and benefit, in turn, from the customer's own market research and often close communication with retailers.

   The completion of the Howard L. Dunn, Jr. design center epitomizes the key role of design in our business. Although the structure itself conveys a clear sense of innovation, the heart of this resource center is the personnel within. We were fortunate during 1998 to add a number of talented designers with solid reputations for a willingness to test new concepts. We are encouraging them to push our entire organization, convinced that stretching ourselves will yield the progressive designs that spell success for customers--and for Culp!

(Photo of fabric samples)

   One should understand that while the physical center serves as the starting point for our designs, this effort involves the entire capabilities of Culp. We are working hard to ensure that each business unit develops the internal collaboration with design, manufacturing and sales for a successful marketing program. CAD technology is assisting us greatly in this area by allowing designers much broader flexibility to experiment with new patterns and textures. The architectural planning for the new center was specifically designed to accommodate computerized systems in a setting that invites customers to participate actively in the conception of new designs.


MANAGEMENT RESTRUCTURING With net sales nearing a half-billion dollars in 1999, we have the proven resources to realize continued long-term growth. To capitalize fully on our opportunities, we have recently implemented changes in Culp's management structure that reflect the substantial expansion that has occurred in our operational breadth. By uniting related operations, we have formed four business units that replace six separate groups. Our goal is to raise overall efficiency, improve internal communications and develop more comprehensive marketing programs that correlate our diverse fabric offerings into unified collections for customers. We are confident the new structure will enhance Culp's competitiveness and help build stronger working partnerships with customers.

   We have not constructed a ballpark out of a cornfield, but we have built an organization of which we are very proud. The concentrated energies of our associates are behind Culp's global leadership, and our purpose is to ensure that they continue to have the resources and support to develop their capabilities to the fullest.


                              Sincerely,

                              /s/ Robert G. Culp
                              Robert G. (Rob) Culp, III
                              Chairman and Chief Executive Officer


                              /s/ Howard L. Dunn, Jr.
                              Howard L. Dunn, Jr.
                              President and Chief Operating Officer



(Photo of color samples)

(Photo of fabric samples)

FOCUS ON DESIGN INTEGRATION

THE NEW HOWARD L. DUNN, JR. DESIGN CENTER

(Photo appears here with the following caption.)
Howard L. Dunn, Jr. Design Center's Design Court

We welcome you to the Howard L. Dunn, Jr. design center. At the entrance gallery, you will find an array of fabrics spanning jacquards, dobbies, wet print flocks, heat-transfer prints, woven and tufted velvets and pigment prints. Here in one location, a furniture or bedding manufacturer will find comprehensive solutions to meeting the challenge of serving today's discriminating consumer. By consolidating most of our design resources in a single location, we offer an unmatched selection of fabrics, backed by a highly efficient, vertically integrated manufacturing organization.



CONSOLIDATES DESIGN RESOURCES


The genesis for a new design or texture can come from a myriad of sources. Our goal in Culp's new design center is to stimulate that process, and we figuratively have set creativity as the cornerstone for this exciting new facility. The latest in computer-based systems allow Culp's designers to translate a broad range of original artwork into new patterns and styles. Conventional practice requires considerable time to take these designs and produce actual samples. Culp's advanced systems utilizing sophisticated color printers give our designers and customers realistic visual renditions virtually on-demand. The advantages are obvious. Specialized ideas can easily be explored. Customers can be encouraged to participate actively in the entire design process, not just presented a limited selection of prepared samples. Design becomes a true working partner to enhance one's marketing programs. COORDINATION One especially exciting aspect of our design center is the coordination it is fostering among our various business units. Culp's broad range of manufacturing processes and finishing techniques offer the potential to develop an integrated line of fabrics that match the increased market emphasis on complete room furnishings. The boucle dobby fabric for the casual, relaxed feel of a sectional sofa can be combined with a jacquard or printed fabric for accompanying separate chairs. We are increasingly using this process to provide one-stop shopping for customers. Make it easy to do business with Culp, and we will get more of that business.


(Three photos appears on this page--two of fabric samples and one of a computer with a fabric design on the background)


TO STRENGTHEN OUR DESIGN LEADERSHIP

(Photos of beds, chairs, couches and fabric samples appear on the back of a pull-out page.)

CORPORATE    DIRECTORY
          m
          a
          n
          a
          g
          e
          m
          e
          n
          t


Robert G. Culp, III
Chairman of the Board and Chief Executive Officer;
Director (E,N)

Howard L. Dunn, Jr.
President and Chief Operating Officer; Director (E)

Franklin N. Saxon
Senior Vice President and President of the Culp Velvets/Prints division; Director (E)

Dan E. Jacobs
Senior Vice President and President of the Culp Decorative Fabrics division

Kenneth M. Ludwig
Senior Vice President-Human Resources; Assistant Secretary

Philip W. Wilson
Vice President and Chief Financial Officer

Kathy J. Hardy
Corporate Secretary

Harry R. Culp
Director; Private Investments, High Point, NC

Robert T. Davis
Director, former chairman of Artee Industries, Incorporated

Earl M. Honeycutt
Director (A,C); Retired President, Amoco Fabrics and Fibers Company,
Atlanta, GA

Patrick H. Norton
Director (N); Chairman of the Board;
La-Z-Boy, Inc., Monroe, MI

Earl N. Phillips, Jr.
Director; Chairman of the Board and Chief Executive Officer,
GE Capital First Factors, High Point, NC

Bland W. Worley
Director (A,C,N); Retired Chairman of the Board and Chief Executive Officer, BarclaysAmericanCorporation, Charlotte, NC

Baxter P. Freeze, Sr.
Director Emeritus; Retired President, Chairman of the Board,
Commonwealth Hosiery Mills, Inc., Randleman, NC




         BOARD COMMITTEES:
                   A-AUDIT
            C-COMPENSATION
               E-EXECUTIVE
              N-NOMINATING

SHAREHOLDERS'
EQUITY
($ MILLIONS)

(A bar graph appears here with the following plot points.)



     94        95        96        97        98
   $62.6     $71.4     $81.4     $110.8    $131.5



RETURN ON
AVERAGE EQUITY

(A bar graph appears here with the following plot points.)


     94        95        96        97        98
   13.1%     14.6%      14.4%     15.2%     13.0%


INTERNATIONAL
SALES
($ MILLIONS)

(A bar graph appears here with the following plot points.)


     94        95        96        97        98
   $44.0      $58.0    $77.4     $101.6    $137.2

CAPITAL
EXPENDITURES
($ MILLIONS)

(A bar graph appears here with the following plot points.)



     94        95        96        97        98
   $16.8     $18.1      $14.4    $27.0     $35.9





financial index


     Management's Discussion   13
     Balance Sheets            16
     Statements of Income      17
     Shareholders' Equity      18
     Cash Flows                19
     Notes                     20
     Selected Quarterly Data   26
     Selected Annual Data      27
     Auditors' Report          28

Management's discussion and analysis of financial condition and results of operations



The following analysis of the financial condition and results of operations should be read in conjunction with the Financial Statements and Notes and other exhibits included elsewhere in this report.


OVERVIEW

  Culp believes that it is the largest manufacturer and marketer in the world for upholstery fabrics for furniture and is one of the leading global producers of mattress fabrics (or ticking). The company's fabrics are used primarily in the production of residential and commercial upholstered furniture and bedding products, including sofas, recliners, chairs, love seats, sectionals, sofa-beds, office seating and mattress sets. Although Culp markets fabrics at most price levels, the company emphasizes fabrics that have broad appeal in the promotional and popular-priced categories of furniture and bedding.
  Culp's worldwide leadership as a manufacturer and marketer of upholstery fabrics and mattress ticking has been achieved through internal expansion and the integration of strategic acquisitions. Acquisitions and internal expansion over the past five years have included the following transactions:

[] In February 1998, Culp acquired the business and substantially all the assets relating to the yarn manufacturing business operating as Artee Industries, Incorporated. The transaction was valued at closing at $17.9 million with additional compensation of up to $7.6 million contingent upon the profitability of Artee Industries during Culp's fiscal year ending May 2, 1999. The Artee transaction substantially expanded the company's capacity for manufacturing specialty filling yarn. Culp initially acquired the capability to manufacture filling yarn in December 1997 through the acquisition of the business and certain assets relating to the Wetumpka spun yarn operation of Dan River, Inc.

[] In August 1997, Culp acquired the business and certain assets relating to the upholstery fabric businesses operating as Phillips Weaving Mills, Phillips Velvet Mills, Phillips Printing and Phillips Mills in a transaction valued at approximately $39.5 million.

[] In January 1997, the company acquired a 107,000 square-foot facility in Lumberton, North Carolina and installed manufacturing equipment necessary to produce wet-printed flock upholstery fabrics. This new facility, which began operating in July 1997, involved capital expenditures of $9 million.

[] In March 1995, the company acquired Rayonese Textile Inc. ("Rayonese") in a transaction valued at $10.5 million. The acquisition of Rayonese substantially increased the company's capacity to manufacture jacquard greige, or unfinished, goods used by the company in the production of printed fabrics.

[] In November 1993, the company purchased the assets that now comprise Rossville/Chromatex in a transaction valued at $39.3 million. This acquisition significantly added to the company's capacity to produce jacquard and dobby upholstery fabrics marketed principally for residential furniture.

  The company is organized into business units. Culp Textures and Rossville/Chromatex manufacture jacquard and dobby woven fabrics for residential and commercial furniture. Phillips Mills manufactures jacquard woven fabrics primarily for residential furniture. Velvets/Prints manufactures a broad range of printed and velvet fabrics used primarily for residential and juvenile furniture. Culp Home Fashions principally manufactures mattress ticking. Artee Industries manufactures specialty filling yarn that is used by Culp and also marketed to outside customers.



RESULTS OF OPERATIONS

  The following table sets forth certain items in the company's consolidated statements of income as a percentage of net sales.

                                              1998          1997     1996
--------------------------------------------------------------------------
     Net sales                               100.0%        100.0%   100.0%
     Cost of sales                            82.5          81.8     82.2
--------------------------------------------------------------------------
       Gross profit                           17.5          18.2     17.8
     Selling, general and administrative
       expenses                               11.1          11.3     11.1
--------------------------------------------------------------------------
       Income from operations                  6.4           6.9      6.7
     Interest expense                          1.5           1.2      1.5
     Interest income                          (0.1)         (0.1)     0.0
     Other expense                             0.4           0.4      0.3
--------------------------------------------------------------------------
       Income before income taxes              4.6           5.4      4.9
       Income taxes (*)                       29.0          36.0     36.5

       Net Income                              3.3%          3.5%     3.1%
--------------------------------------------------------------------------
* Calculated as a percent of income before income taxes.

  The following table sets forth the company's sales by business unit and major product category for each of the company's three most recent years. The table also sets forth the change in net sales for the business units and major product categories as a percentage for comparative periods included in the table.



(DOLLARS IN THOUSANDS)                   AMOUNTS                   PERCENT CHANGE
------------------------------------------------------------------------------------
                                                                    1997-   1996-
BUSINESS UNIT/PRODUCT CATEGORY  1998      1997         1996         1998    1997
------------------------------------------------------------------------------------
     UPHOLSTERY FABRICS:
       Culp Textures         $ 92,727   $ 88,218   $   84,384        5.1%    4.5%
       Rossville/Chromatex     84,740     79,512       74,203        6.6%    7.2%
------------------------------------------------------------------------------------
                              177,467    167,730      158,587        5.8%    5.8%
       Phillips                32,698       --             --      100.0%     --

       Velvets/Prints         171,389    156,467      125,701        9.5%   24.5%
------------------------------------------------------------------------------------
                              381,554    324,197      284,288       17.7%   14.0%
     MATTRESS TICKING:
       Culp Home Fashions      87,285     74,682       67,379       16.9%   10.8%
     YARN:
       Artee Industries         7,876       --           --        100.0%     --
------------------------------------------------------------------------------------
                             $476,715   $398,879   $  351,667       19.5%   13.4%
====================================================================================


1998 Compared with 1997


  Net Sales. Net sales for 1998 increased by $77.8 million, or 19.5%, compared with 1997. The company's sales of upholstery fabrics increased $57.4 million, or 17.7%, in 1998 compared with 1997. The principal factor contributing to the increased sales was the contribution of $32.7 million from Phillips Mills, which was acquired on August 5, 1997. Sales from Velvets/Prints, which manufactures and markets fabrics that have been especially popular in markets outside the United States, were up from the prior year. Although the strength in the U.S. dollar relative to other currencies affected demand for Culp's fabrics, Velvets/Prints continued to achieve increased international sales during 1998. Sales from Culp Textures and Rossville/Chromatex rose at a lesser rate for fiscal 1998. Sales from Culp Home Fashions, which principally consist of mattress ticking and bedding products, rose 16.9% from a year ago. Excluding the contribution from acquired operations, Culp's sales of upholstery fabrics for furniture to U.S.-based accounts were down slightly from 1997. Overall sales to U.S.-based accounts, including the contribution from acquired operations, were up 14.2% for 1998. International sales, consisting primarily of upholstery fabrics, increased to $137.2 million, up 35.1% from 1997. International shipments accounted for 28.8% of the company's sales for 1998, up from 25.5% in 1997. Since the close of fiscal 1998, demand for fabrics marketed by Velvets/Prints began to slow in certain international regions that had been primary export areas for the company. This slowdown, which the company believes is industry-wide and linked to economic difficulties in these areas, has accelerated and is expected to affect the company's results significantly through at least the first half of fiscal 1999.
  GROSS PROFIT AND COST OF SALES. Gross profit for 1998 increased by $11.1 million and amounted to 17.5% of net sales compared with 18.2% in 1997. The company benefited from an increased absorption of fixed costs as a result of the growth in sales, the investment in equipment designed to lower manufacturing costs and raise productivity and contributions from acquisitions. These benefits were more than offset in 1998 by the impact of competitive pressures on the margins of sales to certain U.S. and international customers and expansion projects that did not reach targeted levels of productivity. The cost of raw materials remained relatively stable in 1998. The significant slowdown in international sales of certain fabrics that has developed since the close of 1998 is expected to have an adverse impact on the company's gross profit for 1999. The company expects that this development, combined with other competitive issues, will likely lead to significantly lower gross profit compared with the prior year through at least the first half of fiscal 1999.
  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses declined slightly as a percentage of net sales for 1998 to 11.1% compared with 11.3% a year ago. The company is continuing to incur higher expenses related to expanded resources for designing fabrics with new patterns and textures and increased selling commissions associated with international sales. These factors were offset by lower accruals as a percentage of net sales for incentive-based compensation plans and by the increase in overall operating efficiency as a result of the growth in net sales.
  INTEREST EXPENSE. Net interest expense for 1998 of $6.8 million was up from $4.4 million in 1997 due principally to borrowings related to the acquisition of Phillips Mills on August 5, 1997. The company also incurred higher borrowings in 1998 to finance capital expenditures and additional working capital requirements.
  OTHER EXPENSE. Other expense increased to $1.9 million for 1998 compared with $1.5 million for 1997, principally due to the amortization of goodwill associated with the acquisition of Phillips Mills.
  INCOME TAXES. The effective tax rate for 1998 was 29.0% compared with 36.0% in 1997. The lower rate was due principally to increased tax benefits related to the company's international sales and to a higher proportion of earnings from the company's Canadian subsidiary that is taxed at a lower effective rate. The company expects the effective tax rate for 1999 to be approximately 34%.
  NET INCOME PER SHARE. Diluted net income per share for 1998 totaled $1.19 compared with $1.15 a year ago. The weighted average number of outstanding shares diluted increased 9.3% from 1997, principally due to the company's secondary offering completed in February 1997.


1997 COMPARED WITH 1996

   Net Sales. Net sales for 1997 increased by $47.2 million, or 13.4%, compared with 1996. The company's sales of upholstery fabrics increased $39.9 million, or 14.0% in 1997 compared with 1996. Sales from Velvets/Prints were up significantly from the prior year, reflecting the positive impact of increased international sales of wet-printed flock fabrics. Sales from Rossville/Chromatex and Culp Textures also rose for the year. Sales from Culp Home Fashions, principally represented by mattress ticking and bedding products, rose 10.8% for the year. Business within the United States, especially sales to residential furniture manufacturers, decreased by 2.1% during the fourth quarter of 1997 in comparison to the same period of 1996. However, the company still achieved an 8% gain in sales to U.S.-based accounts for the year. International sales, consisting primarily of upholstery fabrics, increased to $101.6 million, up 31.2% from 1996. International shipments accounted for 25.5% of the company's sales for 1997, up from 22.0% in 1996. Sales were made to customers in over 50 countries during 1997.
  GROSS PROFIT AND COST OF SALES. Gross profit for 1997 increased by $9.9 million and amounted to 18.2% of net sales compared with 17.8% in 1996. A significant portion of the increase in gross profit dollars was generated by Velvets/Prints and, to a lesser degree, by Culp Home Fashions. Gross profit for Culp Textures and Rossville/Chromatex increased slightly. Factors contributing to the higher profitability included the increased absorption of fixed costs as a result of the growth in sales as well as the benefit from the company's ongoing capital investment in equipment designed to lower manufacturing costs and raise productivity. The company also began to experience a stabilization in the cost of raw materials during 1997 and, in some instances, realized lower costs.
  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased as a percentage of net sales for 1997. Although the company continued to emphasize cost-containment programs, planned increases in expenses related to resources for designing new fabrics, higher selling commissions related to international sales and higher data processing costs contributed to the higher ratio of expenses to net sales.
  INTEREST EXPENSE. Interest expense, net of interest income, of $4.4 million for 1997 was down from $5.2 million in 1996 due to lower average borrowings outstanding.
  OTHER EXPENSE. Other expense increased $565,000 in comparison to 1996, primarily due to the non-recurring write-off of certain fixed assets totaling $175,000 and the recognition in 1996 of a gain of $100,000 related to an indemnification for an environmental matter.
  INCOME TAXES. The effective tax rate for 1997 decreased slightly to 36.0% compared with 36.5% in 1996. This decrease was primarily due to the lower tax rate related to Canadian income and tax benefits related to international sales.
   NET INCOME PER SHARE. Diluted net income per share for 1997 totaled $1.15 compared with $0.94 in 1996.


LIQUIDITY AND CAPITAL RESOURCES

  LIQUIDITY. Cash and cash investments were $2.3 million as of May 3, 1998 compared with $830,000 at the end of 1997. Funded debt (long-term debt, including current maturities, less restricted investments) increased to $151.6 million at the close of 1998 from $65.6 million at the end of 1997. The increase of $86.0 million in funded debt during 1998 was primarily a result of acquisitions and capital investments made during the year. As a percentage of total capital (funded debt plus total shareholders' equity), the company's borrowings amounted to 53.5% as of May 3, 1998 compared with 37.2% at the end of 1997. The company's working capital as of May 3, 1998 was $102.7 million compared with $69.8 million at the close of 1997.
  The company's cash flow from operations was $8.9 million for 1998, consisting of $33.1 million from earnings (net income plus depreciation, amortization and deferred income taxes) offset by a reduction of $24.2 million from changes in working capital. In April 1998, Culp completed the sale of $75 million of senior unsecured notes ("Notes") in a private placement to institutional investors. The Notes have a fixed coupon rate of 6.76% and an average term of 10 years. The net proceeds from the private placement were used to repay existing indebtedness under the company's bank credit facility.
  FINANCING ARRANGEMENTS. In April 1997, the company completed a $125 million syndicated five-year, unsecured, multi-currency revolving credit facility. The facility requires quarterly payments of interest on all outstanding borrowings and provides for a reduction of $5 million annually in the maximum amount of the facility. Subsequent to the private placement of Notes in April 1998, the maximum amount of the revolving credit facility was reduced to $100 million. As of May 3, 1998, the company had outstanding balances of $30 million under the credit facility.
  The company also has a total of $34.8 million in currently outstanding industrial revenue bonds ("IRBs") which have been used to finance capital expenditures. The IRBs are collateralized by restricted investments of $4.0 million as of May 3, 1998 and letters of credit for the outstanding balance of the IRBs and certain interest payments due thereunder.
  The company's loan agreements require, among other things, that the company maintain certain financial ratios. As of May 3, 1998, the company was in compliance with these financial covenants.
  As of May 3, 1998, the company had three interest rate swap agreements to reduce its exposure to floating interest rates on a $25 million notional amount. The effect of these contracts is to "fix" the interest rate payable on $25 million of the company's variable rate borrowings at a weighted average rate of 7.1%. The company also enters into foreign exchange forward and option contracts to hedge against currency fluctuations with respect to firm commitments to purchase certain machinery and equipment and raw materials and certain anticipated Canadian dollar expenses of the company's Canadian subsidiary.
  CAPITAL EXPENDITURES. The company maintains an ongoing program of capital expenditures designed to increase capacity as needed, enhance manufacturing efficiencies through modernization and increase the company's vertical integration. Capital expenditures totaled $35.9 million for 1998. The company anticipates capital spending of $10-$15 million in 1999.
  The company believes that cash flows from operations and funds available under existing credit facilities and committed IRB financings will be sufficient to fund capital expenditures and working capital requirements for the foreseeable future.


INFLATION

The company's costs for operating expenses, such as labor, utilities and manufacturing supplies, rose during 1998 and 1997. Competitive conditions did not allow the company to fully offset the impact of these increases through higher prices, thereby putting pressure on profit margins. Although the cost of the company's raw materials has generally stabilized and, in some cases, declined during 1998, margins will continue to be influenced by raw material prices, other operating costs and overall competitive conditions.


SEASONALITY

The company's business is slightly seasonal, with increased sales during the second and fourth fiscal quarters. This seasonality results from one-week closings of the company's manufacturing facilities, and the facilities of most of its customers in the United States, during the first and third quarters for the holiday weeks including July 4th and Christmas.


SUBSEQUENT EVENTS

Culp is structured in business units. Through 1998, this organization consisted of six groups: (i) Culp Textures, (ii) Rossville/Chromatex, (iii) Velvets/Prints, (iv) Culp Home Fashions, (v) Phillips Mills and (vi) Artee Industries. After the close of the fiscal year, this structure was reorganized into a management structure with four business units: (i) Culp Decorative Fabrics, (ii) Culp Velvets/Prints, (iii) Culp Home Fashions and (iv) Culp Yarn. Management's goal in this restructuring is to raise overall efficiency, improve internal communications and develop more comprehensive marketing programs that correlate Culp's diverse fabric offerings into unified collections for customers.


NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which is effective for financial statements for both interim and annual periods ending after December 15, 1997. SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock. Early adoption of SFAS No. 128 was prohibited and, as a result, the company adopted SFAS No. 128 in the third fiscal quarter of 1998.
  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for periods beginning after December 15, 1997. The purpose of this standard is to disclose disaggregated information which provides information about the operating segments an enterprise engages in, consistent with the way management reviews financial information to make decisions about the enterprise's operating matters. The company will comply with the requirements of this standard for fiscal year 1999.


YEAR 2000 CONSIDERATIONS

Management has developed a plan to modify the company's information technology to recognize the year 2000 and has begun converting critical data processing systems. The company's Year 2000 initiative is being managed by a team of internal staff and management. Management currently expects the project to be substantially complete by the end of fiscal 1999. The cost of this initiative, principally represented by internal resources, is not expected to be material to the company's results of operations or financial position. This project is not expected to have a significant effect on the company's operations, though no assurance can be given in this regard.


FORWARD-LOOKING INFORMATION

This annual report to shareholders and the company's annual report on Form 10-K contain statements that could be deemed "forward-looking statements," within the meaning of the federal securities laws. Such statements are inherently subject to risks and uncertainties. Forward-looking statements are statements that include projections, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by qualifying words such as "expect," "believe," "estimate," "plan" and "project" and their derivatives. Factors that could influence the matters discussed in such statements include the level of housing starts and sales of existing homes, consumer confidence, trends in disposable income and general economic conditions. Decreases in these economic indicators could have a negative effect on the company's business and prospects. Likewise, increases in interest rates, particularly home mortgage rates, and increases in consumer debt or the general rate of inflation, could affect the company adversely. Because of the increasing percentage of the company's sales derived by international shipments, strengthening of the U.S. dollar against other currencies could make the company's products less competitive on the basis of price in markets outside the United States. Additionally, economic and political instability in the international area could affect the demand for the company's products.

16


Consolidated Balance Sheets

MAY 3, 1998 AND APRIL 27, 1997 (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)                            1998                 1997
----------------------------------------------------------------------------------------------------------------------------------
     ASSETS
       current assets:
         cash and cash investments                                                                 $  2,312                 830
         accounts receivable                                                                         73,773              56,691
         inventories                                                                                 78,594              53,463
         other current assets                                                                         7,808               5,450
----------------------------------------------------------------------------------------------------------------------------------
           total current assets                                                                     162,487             116,434

       restricted investments                                                                         4,021              11,018
       property, plant and equipment, net                                                           128,805              91,231
       goodwill                                                                                      55,162              22,262
       other assets                                                                                   4,340               3,007
==================================================================================================================================
           total assets                                                                            $354,815             243,952
==================================================================================================================================

     LIABILITIES AND SHAREHOLDERS' EQUITY
       current liabilities:
         current maturities of long-term debt                                                      $  3,325                 100
         accounts payable                                                                            37,214              29,903
         accrued expenses                                                                            17,936              15,074
         income taxes payable                                                                         1,282               1,580
----------------------------------------------------------------------------------------------------------------------------------
           total current liabilities                                                                 59,757              46,657

       long-term debt                                                                               152,312              76,541
       deferred income taxes                                                                         11,227               9,965
----------------------------------------------------------------------------------------------------------------------------------
           total liabilities                                                                        223,296             133,163
==================================================================================================================================

       commitments and contingencies (notes 10 and 11)
       shareholders' equity:
         preferred stock, $.05 par value, authorized 10,000,000
           shares                                                                                         0                   0
         common stock, $.05 par value, authorized 40,000,000
           shares, issued and outstanding 13,007,021 at
           May 3, 1998 and 12,608,759 at April 27, 1997                                                 650                 630
         capital contributed in excess of par value                                                  40,882              33,899
         retained earnings                                                                           89,987              76,260
----------------------------------------------------------------------------------------------------------------------------------
           total shareholders' equity                                                               131,519             110,789
----------------------------------------------------------------------------------------------------------------------------------
           total liabilities and shareholders' equity                                              $354,815             243,952
==================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Income

FOR THE YEARS ENDED MAY 3, 1998,  APRIL 27, 1997,
AND APRIL 28, 1996 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                 1998                1997                1996
-------------------------------------------------------------------------------------------------------------------------------
     net sales                                                                 $ 476,715            398,879            351,667
     cost of sales                                                               393,154            326,394            289,129
-------------------------------------------------------------------------------------------------------------------------------
       gross profit                                                               83,561             72,485             62,538
     selling, general and administrative expenses                                 52,987             45,058             39,068
-------------------------------------------------------------------------------------------------------------------------------
       income from operations                                                     30,574             27,427             23,470
     interest expense                                                              7,117              4,671              5,316
     interest income                                                                (304)              (280)               (92)
     other expense                                                                 1,912              1,521                956
-------------------------------------------------------------------------------------------------------------------------------
       income before income taxes                                                 21,849             21,515             17,290
     income taxes                                                                  6,336              7,745              6,310
-------------------------------------------------------------------------------------------------------------------------------
       net income                                                              $  15,513             13,770             10,980
==================================================================================================================================
     net income per share                                                      $    1.22               1.18               0.98
-------------------------------------------------------------------------------------------------------------------------------
     net income per share, assuming dilution                                   $    1.19               1.15               0.94
===============================================================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


Consolidated Statements of Shareholders' Equity



                                                                                        CAPITAL
FOR THE YEARS ENDED MAY 3, 1998,                          COMMON          COMMON       CONTRIBUTED                       TOTAL
APRIL 27, 1997 AND APRIL 28, 1996                         STOCK            STOCK       IN EXCESS OF     RETAINED     SHAREHOLDERS'
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)                 SHARES           AMOUNT       PAR VALUE       EARNINGS        EQUITY
---------------------------------------------------------------------------------------------------------------------------------
balance,  April 30, 1995                                11,204,766         $ 560          16,577          54,259           71,396
  cash dividends ($0.11 per share)                                                                        (1,236)          (1,236)
  net income                                                                                              10,980           10,980
  common stock issued in connection
    with stock option plan                                  85,534             5             301                              306
---------------------------------------------------------------------------------------------------------------------------------
balance,  April 28, 1996                                11,290,300           565          16,878          64,003           81,446
  proceeds from public offering of
    1,200,000 shares                                     1,200,000            60          16,235                           16,295
  cash dividends ($0.13 per share)                                                                        (1,513)          (1,513)
  net income                                                                                              13,770           13,770
  common stock issued in connection
    with stock option plan                                 118,459             5             786                              791
---------------------------------------------------------------------------------------------------------------------------------
balance,  April 27, 1997                                12,608,759           630          33,899          76,260          110,789
  cash dividends ($0.14 per share)                                                                        (1,786)          (1,786)
  net income                                                                                              15,513           15,513
  common stock issued in connection
    with stock option plans                                114,051             6             997                            1,003
  common stock issued in connection
    with acquisition of Artee
    Industries, Incorporated's assets                      284,211            14           5,386                            5,400
  stock options issued in connection
    with acquisition of Phillips' assets                                                     600                              600
---------------------------------------------------------------------------------------------------------------------------------
balance, May 3, 1998                                    13,007,021         $ 650          40,882          89,987          131,519
=================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED MAY 3, 1998,  APRIL 27, 1997, AND APRIL 28, 1996
(DOLLARS IN THOUSANDS)                                                                      1998            1997              1996
-----------------------------------------------------------------------------------------------------------------------------------
cash flows from operating activities:
  net income                                                                             $ 15,513           13,770           10,980
  adjustments to reconcile net income to net cash provided by operating activities:
      depreciation                                                                         14,808           12,688           12,348
      amortization of intangible assets                                                     1,371              810              748
      provision for deferred income taxes                                                   1,416              966            2,210
      changes in assets and liabilities, net of effects of
        businesses acquired:
        accounts receivable                                                               (13,207)          (4,653)          (7,786)
        inventories                                                                       (17,684)          (6,068)          (1,624)
        other current assets                                                                 (660)            (348)            (537)
        other assets                                                                         (380)            (205)            (103)
        accounts payable                                                                    6,477            2,586           (1,077)
        accrued expenses                                                                    1,506            2,510            1,032
        income taxes payable                                                                 (298)           1,383             (464)
-----------------------------------------------------------------------------------------------------------------------------------
          net cash provided by operating activities                                         8,862           23,439           15,727
-----------------------------------------------------------------------------------------------------------------------------------

cash flows from investing activities:

  capital expenditures                                                                    (35,879)         (26,958)         (14,385)
  purchase of restricted investments                                                       (8,770)          (9,770)          (6,019)
  purchase of investments to fund deferred compensation liability                            (581)            (563)          (1,286)
  sale of restricted investments                                                           15,767            4,002            1,564
  payments for businesses acquired                                                        (42,966)            --               --
-----------------------------------------------------------------------------------------------------------------------------------
          net cash used in investing activities                                           (72,429)         (33,289)         (20,126)
-----------------------------------------------------------------------------------------------------------------------------------

cash flows from financing activities:
  proceeds from issuance of long-term debt                                                 86,246           54,500           19,854
  principal payments on long-term debt                                                    (17,100)         (59,900)         (11,555)
  cash dividends paid                                                                      (1,786)          (1,513)          (1,236)
  proceeds from common stock issued                                                           562           17,086              306
  change in accounts payable - capital expenditures                                        (2,873)               9           (3,865)
-----------------------------------------------------------------------------------------------------------------------------------
          net cash provided by financing activities                                        65,049           10,182            3,504
-----------------------------------------------------------------------------------------------------------------------------------

increase (decrease) in cash and cash investments                                            1,482              332             (895)
cash and cash investments, beginning of year                                                  830              498            1,393
-----------------------------------------------------------------------------------------------------------------------------------
cash and cash investments, end of year                                                   $  2,312              830              498
===================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

20

Notes to Consolidated Financial Statements

 1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the company and its subsidiary, which is wholly-owned. All significant intercompany balances and transactions are eliminated in consolidation.
  DESCRIPTION OF BUSINESS The company primarily manufactures and markets furniture upholstery fabrics and mattress ticking for the furniture, bedding, and related industries, with the majority of its business conducted in the United States.
  FISCAL YEAR The company's fiscal year is the 52 or 53 week period ending on the Sunday closest to April 30. Fiscal year 1998 included 53 weeks and fiscal years 1997 and 1996 included 52 weeks.
  STATEMENTS OF CASH FLOWS For purposes of reporting cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash investments.
  ACCOUNTS RECEIVABLE Substantially all of the company's accounts receivable are due from manufacturers and distributors in the markets noted above. The company grants credit to customers, a substantial number of which are located in the United States. Management performs credit evaluations of the company's customers and generally does not require collateral.
  INVENTORIES Principally all inventories are valued at the lower of last-in, first-out (LIFO) cost or market.
  RESTRICTED INVESTMENTS Restricted investments were purchased with proceeds from industrial revenue bond issues and are invested pending application of such proceeds to project costs or repayment of the bonds. The investments are stated at cost which approximates market value.
  PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is recorded at cost. Depreciation is generally computed using the straight-line method over the estimated useful lives of the respective assets. Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Amounts received on disposal less the book value of assets sold are charged or credited to income.
  Interest costs of $678,000 incurred during the year ended May 3, 1998 for the purchase and construction of qualifying fixed assets were capitalized and are being amortized over the related assets' estimated useful lives.
  FOREIGN CURRENCY TRANSLATION The United States dollar is the functional currency for the company's Canadian subsidiary. Translation gains or losses for this subsidiary are reflected in net income.
  GOODWILL AND OTHER INTANGIBLE ASSETS Goodwill, which represents the unamortized excess of the purchase price over the fair values of the net assets acquired, is being amortized using the straight-line method over 40 years. The company assesses the recoverability of goodwill by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired businesses. The assessment of the recoverability of goodwill will be impacted if estimated cash flows are not achieved.
  Other intangible assets are included in other assets and consist principally of debt issue costs. Amortization is computed using the straight-line method over the respective terms of the debt agreements.
  INCOME TAXES Deferred taxes are recognized for the temporary differences between the financial statement carrying amounts and the tax bases of the company's assets and liabilities and operating loss and tax credit carryforwards at income tax rates expected to be in effect when such amounts are realized or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
  No provision is made for income taxes which may be payable if undistributed income of the company's Canadian subsidiary were to be paid as dividends to the company, since the company intends that such earnings will continue to be invested. At May 3, 1998, the amount of such undistributed income was $10.7 million. Foreign tax credits may be available as a reduction of United States income taxes in the event of such distributions.
  REVENUE RECOGNITION Revenue is recognized when products are shipped to customers. Provision is made currently for estimated product returns, claims and allowances.
  STOCK OPTION PLANS Prior to April 29, 1996, the company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On April 29, 1996, the company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma net income per share disclosures for employee stock option grants made in fiscal 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.
  FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amount of cash and cash investments, accounts receivable, other current assets, accounts payable and accrued expenses approximates fair value because of the short maturity of these financial instruments.
  The fair value of the company's long-term debt is estimated by discounting the future cash flows at rates currently offered to the company for similar debt instruments of comparable maturities. The fair value of the company's long-term debt approximates the carrying value of the debt at May 3, 1998.
  INTEREST RATE SWAP AGREEMENTS Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. These agreements are used to effectively fix the interest rates on certain variable rate borrowings. Net amounts paid or received are reflected as adjustments to interest expense.
  FORWARD CONTRACTS Gains and losses related to qualifying hedges of firm commitments and certain anticipated transactions of the company's Canadian subsidiary are deferred and included in the measurement of the related foreign currency transaction when the hedged transaction occurs.

  PER SHARE DATA During the third quarter of fiscal 1998, the company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both net income per share and net income per share, assuming dilution. Net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Net income per share, assuming dilution reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Prior periods have been restated to reflect the new standard. The following table reconciles the numerators and denominators of net income per share and net income per share, assuming dilution:

(Amounts in thousands,                       Income           Shares   Per Share
except per share data)                  (Numerator)    (Denominator)      Amount
--------------------------------------------------------------------------------
1998
Net income per share                       $ 15,513           12,744      $ 1.22
Effect of dilutive securities:
  Options                                         0              298
--------------------------------------------------------------------------------
Net income per share,
  assuming dilution                        $ 15,513           13,042      $ 1.19
================================================================================
1997
Net income per share                       $ 13,770           11,624      $ 1.18
Effect of dilutive securities:
  Options                                         0              305
--------------------------------------------------------------------------------
Net income per share,
  assuming dilution                        $ 13,770           11,929      $ 1.15
================================================================================
1996
Net income per share                       $ 10,980           11,234      $ 0.98
Effect of dilutive securities:
  Options                                         0              288
  Convertible note payable                      175              364
--------------------------------------------------------------------------------
Net income per share,
  assuming dilution                        $ 11,155           11,886      $ 0.94
================================================================================

  USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
  RECLASSIFICATION Certain items in the 1997 consolidated financial statements have been reclassified to conform with the presentation adopted in the current year. The reclassifications did not impact net income as previously reported.

2. ACQUISITIONS

On August 5, 1997, the company purchased the operations and certain assets relating to an upholstery fabric business operating as Phillips Weaving Mills, Phillips Velvet Mills, Phillips Printing and Phillips Mills (Phillips). The transaction was valued at approximately $39.5 million and involved the purchase of assets for cash, the assumption of certain notes, liabilities and contracts, the payments under the terms of certain obligations to Phillips and the issuance of an option for 100,000 shares of common stock. The consideration for the acquisition also included contingent payments to Phillips within three years following closing that could range from $0 to $5.5 million, depending upon the future sales performance of the Phillips jacquard fabric product line. Goodwill on the transaction was approximately $30.8 million, which is being amortized on the straight-line method over 40 years.
  On December 30, 1997, the company purchased the operations and certain assets relating to the Wetumpka spun yarn operation of Dan River Inc. The transaction was valued at approximately $1.4 million and involved the purchase of assets for cash.
  On February 2, 1998, the company purchased the operations and certain assets relating to a yarn manufacturing business operating as Artee Industries, Incorporated (Artee). The transaction was valued at approximately $17.9 million and involved the purchase of assets for cash, the assumption of certain liabilities and the issuance of a note payable and common stock of the company. The consideration for the acquisition also included contingent payments to Artee that could range from $0 to $7.6 million, depending upon the future profitability of Artee during the company's fiscal year ending May 2, 1999. Goodwill on the transaction was approximately $3.3 million, which is being amortized on the straight-line method over 40 years.
  The three acquisitions mentioned above were accounted for as purchases, and accordingly, the total purchase price has been allocated to the assets and retained liabilities acquired based on their estimated fair values at the dates of the acquisitions. The preliminary estimated fair values of assets and retained liabilities acquired are summarized below:

(dollars in thousands)
--------------------------------------------------------------------------------
accounts receivable, net                                               $   3,875
inventories                                                                7,447
other current assets                                                         907
property, plant and equipment                                             16,503
goodwill                                                                  34,133
other assets                                                               1,455
accounts payable and accrued expenses                                    (5,504)
--------------------------------------------------------------------------------
  total                                                                   58,816
issuance of 284,211 shares of Culp, Inc. common stock                      5,400
issuance of an option for 100,000 shares of
  Culp, Inc. common stock                                                    600
issuance of obligations to sellers                                         9,850
--------------------------------------------------------------------------------
  cash paid                                                             $ 42,966
================================================================================

The operating results of the three acquisitions mentioned above are included in the company's consolidated results of operations from the dates of the acquisitions. The following unaudited pro forma data presents the consolidated results of operations as if the acquisitions had occurred at the beginning of fiscal 1997, after giving effect to certain adjustments, including amortization of goodwill, interest expense on the debt of the acquisitions and related income tax effects. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of those dates or of results which may occur in the future.

22


(dollars in thousands, except per share data) (unaudited)      1998         1997
--------------------------------------------------------------------------------
net sales                                                 $ 505,950      471,751
net income                                                   16,283       15,652
net income per share                                           1.26         1.31
net income per share, assuming dilution                        1.23         1.28


3. ACCOUNTS RECEIVABLE

A summary of accounts receivable follows:

(dollars in thousands)                                         1998         1997
--------------------------------------------------------------------------------
customers                                                  $ 75,695       58,568
allowance for doubtful accounts                             (1,244)      (1,500)
reserve for returns and allowances                            (678)        (377)
--------------------------------------------------------------------------------
                                                           $ 73,773       56,691
================================================================================

4. INVENTORIES

A summary of inventories follows:

(dollars in thousands)                                         1998         1997
--------------------------------------------------------------------------------
inventories on the FIFO cost method
  raw materials                                            $ 45,319       32,025
  work-in-process                                             6,608        4,627
  finished goods                                             31,017       20,212
--------------------------------------------------------------------------------
    total inventories on the
         FIFO cost method                                    82,944       56,864
adjustments of certain inventories to the
  LIFO cost method                                          (2,364)      (3,401)
adjustments of certain inventories to market                (1,986)            -
--------------------------------------------------------------------------------
                                                           $ 78,594       53,463
================================================================================


5. PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment follows:

                              depreciable lives
(dollars in thousands)               (in years)       1998         1997
-------------------------------------------------------------------------
land and improvements                       10    $   2,205        1,795
buildings and improvements                7-40       21,548       13,719
leasehold improvements                    7-10        1,544        1,379
machinery and equipment                   3-12      162,070      124,531
office furniture and equipment            3-10       13,508       13,122
capital projects in progress                         23,659       19,019
-------------------------------------------------------------------------
                                                    224,534      173,565
accumulated depreciation                            (95,729)     (82,334)
-------------------------------------------------------------------------
                                                   $ 128,80     $ 91,231
=========================================================================


6. GOODWILL

A summary of goodwill follows:

(DOLLARS IN THOUSANDS)                                   1998              1997
--------------------------------------------------------------------------------
goodwill                                             $ 58,351            24,218
accumulated amortization                               (3,189)           (1,956)
--------------------------------------------------------------------------------
                                                     $ 55,162            22,262
================================================================================




7. ACCOUNTS PAYABLE

A summary of accounts payable follows:

(DOLLARS IN THOUSANDS)                                        1998          1997
--------------------------------------------------------------------------------
accounts payable - trade                                   $34,340        24,156
accounts payable - capital expenditures                      2,874         5,747
--------------------------------------------------------------------------------
                                                           $37,214        29,903
================================================================================


8. ACCRUED EXPENSES

A summary of accrued expenses follows:

(DOLLARS IN THOUSANDS)                                     1998             1997
--------------------------------------------------------------------------------
compensation and benefits                               $12,212           10,217
other                                                     5,724            4,857
--------------------------------------------------------------------------------
                                                        $17,936           15,074
================================================================================


9. INCOME TAXES

A summary of income taxes follows:

(DOLLARS IN THOUSANDS)                          1998         1997          1996
--------------------------------------------------------------------------------
current
  federal                                      $2,698        5,109         3,345
  state                                           493          881           700
  Canadian                                      1,729          789             0
--------------------------------------------------------------------------------
                                                4,920        6,779         4,045
--------------------------------------------------------------------------------
deferred
  federal                                         563          (26)        1,422
  state                                           102          (12)          145
  Canadian                                        751        1,004           698
--------------------------------------------------------------------------------
                                                1,416          966         2,265
--------------------------------------------------------------------------------
                                               $6,336        7,745         6,310
================================================================================

Income before income taxes related to the company's Canadian operation for the years ended May 3, 1998, April 27, 1997, and April 28, 1996 were $8,000,000,
$5,500,000 and $2,100,000, respectively.
  The following schedule summarizes the principal differences between income taxes at the federal income tax rate and the effective income tax rate reflected in the consolidated financial statements:

                                                   1998       1997       1996
------------------------------------------------------------------------------
federal income tax rate                             35.0%      35.0%      34.2%
state income taxes, net of federal
  income tax benefit                                 1.8        2.6        3.4
exempt income of foreign sales corporation          (6.4)      (1.7)      (1.7)
other                                               (1.4)       0.1        0.6
------------------------------------------------------------------------------
                                                    29.0%      36.0%      36.5%
================================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consist of the following:

(DOLLARS IN THOUSANDS)                                     1998            1997
-------------------------------------------------------------------------------
deferred tax liabilities:
  property, plant and equipment, net                   $(10,526)         (8,903)
  goodwill                                               (1,651)         (1,019)
  other                                                    (326)           (105)
-------------------------------------------------------------------------------
    total deferred tax liabilities                      (12,503)        (10,027)
deferred tax assets:
  accounts receivable                                       590             638
  inventories                                             1,356             380
  compensation                                            1,515           1,231
  liabilities and reserves                                1,673             691
-------------------------------------------------------------------------------
    gross deferred tax assets                             5,134           2,940
    valuation allowance                                       0               0
-------------------------------------------------------------------------------

    total deferred tax assets                             5,134           2,940
-------------------------------------------------------------------------------
                                                       $ (7,369)         (7,087)
================================================================================

Deferred taxes are classified in the accompanying consolidated balance sheet captions as follows:

(DOLLARS IN THOUSANDS)                                  1998               1997
-------------------------------------------------------------------------------
other current assets                                $  3,858              2,878
deferred income taxes                                (11,227)            (9,965)
-------------------------------------------------------------------------------
                                                    $ (7,369)            (7,087)
================================================================================

The company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.
  Income taxes paid, net of income tax refunds, were $5,218,000 in 1998; $5,396,000 in 1997; and $4,623,000 in 1996.


10. LONG-TERM DEBT

A summary of long-term debt follows:

(DOLLARS IN THOUSANDS)                                       1998          1997
-------------------------------------------------------------------------------
senior unsecured notes                                  $  75,000          --
industrial revenue bonds and other obligations             34,787        31,641
revolving credit facility                                  30,000        41,000
revolving line of credit                                    6,000         4,000
obligations to sellers                                      9,850          --
-------------------------------------------------------------------------------
                                                          155,637        76,641
--------------------------------------------------------------------------------
current maturities                                         (3,325)         (100)
--------------------------------------------------------------------------------
                                                        $ 152,312        76,541
================================================================================

On April 2, 1998, the company completed the sale of $75,000,000 of senior unsecured notes (the "Notes") in a private placement to insurance companies. The Notes have a fixed coupon rate of 6.76% and an average term of 10 years. The principal payments become due from March 2006 to March 2010 with interest payable semi-annually.
   The company's revolving credit agreement (the "Credit Agreement") provides an unsecured multi-currency revolving credit facility, which expires in April 2002, with a syndicate of banks in the United States and Europe. The Credit Agreement provides for a revolving loan commitment of $100,000,000. The agreement requires payment of a quarterly facility fee in advance. Additionally, the agreement requires payment of interest on any outstanding borrowings based on, at the company's option, (1) the reference rate of the agent acting on behalf of the syndicate of banks, or (2) a specified pricing grid which increases from LIBOR or IBOR based on the company's debt to EBITDA ratio, as defined by the agreement. At May 3, 1998, all of the outstanding borrowings under the multi-currency agreement were based on LIBOR and the interest rate was approximately 6.02%.
  The company's $6,000,000 revolving line of credit expires on May 31, 1999. However, the line of credit will automatically be extended for an additional three-month period on each August 31, November 30, February 28 and May 31 unless the bank notifies the company that the line of credit will not be extended. Additionally, the revolving line of credit requires payment of interest monthly on any outstanding borrowings at an interest rate based on LIBOR plus a margin based on the company's debt to EBITDA ratio, as defined in the credit facility. At May 3, 1998, the interest rate on outstanding borrowings was approximately 6.02%.
  The industrial revenue bonds (IRB) are generally due in balloon maturities which occur at various dates from 2006 to 2013. All of the bonds bear interest at variable rates of approximately 60% of the prime rate (prime at May 3, 1998 was 8.5%). The IRBs are collateralized by restricted investments of $4,021,000 and letters of credit for $35,036,000 at May 3, 1998.
  The company's loan agreements require, among other things, that the company maintain compliance with certain financial ratios. At May 3, 1998, the company was in compliance with these required financial covenants.
  At May 3, 1998, the company had three interest rate swap agreements with a bank in order to reduce its exposure to floating interest rates on a portion of its variable rate borrowings.
  The following table summarizes certain data regarding the interest rate swaps:

NOTIONAL AMOUNT     INTEREST RATE       EXPIRATION DATE
--------------------------------------------------------------------------------
$ 15,000,000             7.3%             April 2000
$  5,000,000             6.9%             June 2002
$  5,000,000             6.6%             July 2002


The estimated amount at which the company could terminate these agreements as of May 3, 1998 is approximately $476,000. Net amounts paid under these agreements increased interest expense by approximately $232,000 in 1998; $301,000 in 1997; and $290,000 in 1996. Management believes the risk of incurring losses resulting from the inability of the bank to fulfill its obligation under the interest rate swap agreements to be remote and that any losses incurred would be immaterial.
  The principal payment requirements of long-term debt during the next five years are: 1999 - $3,325,000; 2000 - $7,910,000; 2001 - $1,910,000; 2002 -
$31,910,000; and 2003 - $1,910,000.
   Interest paid during 1998, 1997 and 1996 totaled $7,067,000, $4,834,000, and
$5,365,000, respectively.


11. COMMITMENTS AND CONTINGENCIES

The company leases certain office, manufacturing and warehouse facilities and equipment, primarily computer, and vehicles, under noncancellable operating leases. Lease terms related to real estate range from five to ten

24


years with renewal options for additional periods ranging from five to fifteen years. The leases generally require the company to pay real estate taxes, maintenance, insurance and other expenses. Rental expense for operating leases, net of sublease income, was $6,065,000 in 1998, $4,590,000 in 1997; and
$3,502,000 in 1996. Future minimum rental commitments for noncancellable operating leases are $5,813,000 in 1999; $5,129,000 in 2000; $3,199,000 in 2001;
$2,205,000 in 2002; $1,990,000 in 2003; and $9,017,000 in later years.
  The company is involved in several legal proceedings and claims which have arisen in the ordinary course of its business. These actions, when ultimately concluded and settled, will not, in the opinion of management, have a material adverse effect upon the financial position, results of operations or liquidity of the company.
  The company has outstanding capital expenditure commitments of approximately $3,614,000 as of May 3, 1998.


12. STOCK OPTION PLANS

  The company has a fixed stock option plan under which options to purchase common stock may be granted to officers, directors and key employees. At May 3, 1998, 800,677 shares of common stock were authorized for issuance under the plan. Options are generally exercisable one year after the date of grant and generally expire beginning ten years after the date of grant.
  No compensation cost has been recognized for this stock option plan as options are granted under the plan at an option price not less than fair market value at the date of grant.
  A summary of the status of the plan as of May 3, 1998, April 27, 1997 and April 28, 1996 and changes during the years ended on those dates is presented below:
  During fiscal 1995, the company adopted a stock option plan which provided for the one-time grant to officers and certain senior managers of options to purchase 121,000 shares of the company's common stock at $.05 (par value) per share. Coincident with the adoption of this plan, the company's 1993 stock option plan was amended to reduce the number of shares issuable under that plan by 121,000 shares. The accelerated vesting provisions of this plan were achieved and all options vested 45 days after the end of fiscal 1997 and, as a result, the compensation expense recorded under APB opinion No. 25 was approximately $1,026,000 for the three-year period ended April 27, 1997. Since these options were granted in fiscal 1995, the provisions of SFAS No. 123 are not applicable. As of May 3, 1998, the 65,000 options outstanding under the plan have exercise prices of $0.05 and a weighted-average remaining contractual life of 5.7 years. Options exercised during fiscal 1998 were 49,000.
  During September 1997, the company's shareholders approved the 1997 performance-based option plan which provides for the one-time grant to certain officers and certain senior managers of options to purchase 106,000 shares of the company's common stock at $1.00 per share. Options under the plan are exercisable the earlier of January 1, 2006 or approximately 30 days after the end of fiscal 1999 if the company achieves net income per share of $1.50 for fiscal 1999, which would represent a 15% compound annual growth rate from fiscal 1996 net income per share of $0.98. During 1998, the compensation expense recorded under APB Opinion No. 25 was approximately $250,000.
  As of May 3, 1998, the 106,000 options outstanding under the plan have exercise prices of $1.00 and a weighted-average remaining contractual life of
8.7 years. The weighted-average fair value of the 106,000 options granted during 1998 was $19.10. Had compensation cost for this stock-based compensation plan and the fixed stock option plan with



                                                                         1998                        1997                      1996
                                                                 WEIGHTED-AVG.              WEIGHTED-AVG.              WEIGHTED-AVG.
                                                        SHARES  EXERCISE PRICE      SHARES EXERCISE PRICE  SHARES     EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                        407,228      $    8.69     443,437    $    7.46   455,721      $     6.65
Granted                                                 187,250          18.89      82,250        12.61    83,250            8.27
Exercised                                               (65,051)          8.63    (118,459)        6.81   (85,534)           3.51
Canceled/expired                                           --              --          --           --    (10,000)          11.25
------------------------------------------------------------------------------------------------------------------------------------

outstanding at end of year                              529,427          12.30     407,228         8.69   443,437            7.46
====================================================================================================================================
Options exercisable at year-end                         453,427          10.97     336,228         7.91   371,437            7.37
Weighted-average fair value of options
  granted during the year                             $    6.72                   $   4.55                $  2.98
====================================================================================================================================




                                 OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------------
                       NUMBER         WEIGHTED-AVG.                        NUMBER
RANGE OF          OUTSTANDING            REMAINING      WEIGHTED-AVG. EXERCISABLE    WEIGHTED-AVG.
EXERCISE PRICES     AT 5/3/98     CONTRACTUAL LIFE     EXERCISE PRICE  AT 5/3/98    EXERCISE PRICE
---------------------------------------------------------------------------------------------------
$ 2.82 --  $ 7.75     142,427            4.5 years        $    5.04     142,427        $    5.04
$ 8.00 --  $12.75     168,375            6.4                  10.83     168,375            10.83
$13.34 --  $20.25     207,375            6.8                  18.02     131,375            16.73
$20.94 --  $20.94      11,250            9.4                  20.94      11,250            20.94
---------------------------------------------------------------------------------------------------
                      529,427            6.1                  12.30     453,427            10.97
===================================================================================================

529,427 options outstanding at May 3, 1998 been determined consistent with SFAS No. 123, the company's net income, net income per share and net income per share, assuming dilution would have been reduced to the pro forma amounts indicated below:

(IN THOUSANDS, EXCEPT PER SHARE DATA)      1998        1997     1996
--------------------------------------------------------------------------------
Net income               As reported     $15,513      13,770   10,980
                         Pro forma        15,377      13,637   10,927
--------------------------------------------------------------------------------
Net income per share     As reported     $  1.22       1.18      0.98
                         Pro forma          1.21       1.17      0.97
--------------------------------------------------------------------------------
Net income per share,    As reported     $  1.19       1.15      0.94
  assuming dilution      Pro forma          1.18       1.14      0.93
--------------------------------------------------------------------------------


      The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yield of 1%, 1% and 1%; risk-free interest rates of 5.5%, 5% And 5%; expected volatility of 42%, 44% and 44%; and expected lives of 5.3 years, 3 years and 3 years.


13. BENEFIT PLANS

  The company has a defined contribution plan which covers substantially all employees and provides for participant contributions on a pre-tax basis and discretionary matching contributions by the company, which are determined annually. Company contributions to the plan were $1,103,000 in 1998; $ 875,000 in 1997; and $791,000 in 1996.
  In addition to the defined contribution plan, the company has a nonqualified deferred compensation plan covering officers and certain other associates. At May 3, 1998 and April 27, 1997, the company's nonqualified plan liability of $3,059,000 and $2,128,000 at May 3, 1998 and April 27, 1997, respectively, is included in accrued expenses in the accompanying consolidated balance sheets. The company also had assets related to the nonqualified plan of $2,355,000 and $1,774,000 at May 3, 1998 and April 27, 1997, respectively, which are included in other assets in the accompanying consolidated balance sheets.


14. INTERNATIONAL SALES

International sales, of which 94%, 91%, and 90% were denominated in U.S. dollars in 1998, 1997, and 1996, accounted for 29% of net sales in 1998, 25% in 1997, and 22% in 1996, and are summarized by geographic area as follows:

(DOLLARS IN THOUSANDS)                              1998        1997        1996
--------------------------------------------------------------------------------
North America (excluding USA)                    $31,160      27,479      23,528
Europe                                            30,775      25,245      18,927
Middle East                                       34,412      23,505      15,609
Asia and Pacific Rim                              32,344      19,646      12,124
South America                                      5,158       2,604       2,753
All other areas                                    3,374       3,092       4,456
--------------------------------------------------------------------------------
                                                $137,223     101,571      77,397
================================================================================


15. RELATED PARTY TRANSACTIONS

A director of the company is also an officer and director of a major customer of the company. The amount of sales to this customer was approximately $30,545,000 in 1998; $27,549,000 in 1997; and $27,739,000 in 1996. The amount due from this customer at May 3, 1998 was approximately $2,413,000 and at April 27, 1997 was approximately $2,718,000.
  A director of the company is also an officer and director of the lessor of the company's office facilities in High Point. Rent expense for the company's office facilities was approximately $482,000 in 1998; $436,000 in 1997; and $421,000 in 1996.
  Rents paid to entities owned by certain shareholders and officers of the company and their immediate families were $724,000 in 1998 and $680,000 in 1997 and 1996.


16. FOREIGN EXCHANGE FORWARD CONTRACTS

The company generally enters into foreign exchange forward and option contracts as a hedge against its exposure to currency fluctuations on firm commitments to purchase certain machinery and equipment and raw materials and certain anticipated Canadian dollar expenses of the company's Canadian subsidiary. The company had approximately $519,000 and $2,432,000 of outstanding foreign exchange forward and option contracts as of May 3, 1998 and April 27, 1997, respectively (primarily denominated in Belgian francs and German marks). The contracts outstanding at May 3, 1998 mature at various dates in fiscal 1999. Due to the short maturity of these financial instruments, the fair values of these contracts approximate the contract amounts at May 3, 1998 and April 27, 1997, respectively.


17. STOCK OFFERING

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

26



Selected Quarterly Data

                                                 FISCAL       FISCAL        FISCAL        FISCAL         FISCAL        FISCAL
                                                   1998         1998          1998          1998           1997          1997
(AMOUNTS IN THOUSANDS, EXCEPT PER
     SHARE AMOUNTS)                         4TH QUARTER   3RD QUARTER   2ND QUARTER   1ST QUARTER   4TH QUARTER   3RD QUARTER
-------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA (10)
  net sales                                   $ 135,834       118,457       122,926        99,498       105,678        97,468
  cost of sales                                 112,644        97,554       100,191        82,765        85,386        80,317
-------------------------------------------------------------------------------------------------------------------------------
    gross profit                                 23,190        20,903        22,735        16,733        20,292        17,151
  SG & A expenses                                15,277        13,162        13,632        10,916        11,730        10,760
-------------------------------------------------------------------------------------------------------------------------------
    income from operations                        7,913         7,741         9,103         5,817         8,562         6,391
  interest expense                                1,837         2,180         1,820         1,280         1,019         1,228
  interest income                                   (69)          (73)          (72)          (90)          (90)          (73)
  other expense                                     753           492           425           242           404           421
-------------------------------------------------------------------------------------------------------------------------------
    income before income taxes                    5,392         5,142         6,930         4,385         7,229         4,815

  income taxes                                    1,236         1,140         2,425         1,535         2,389         1,805
-------------------------------------------------------------------------------------------------------------------------------
    net income                                    4,156         4,002         4,505         2,850         4,840         3,010
===============================================================================================================================
  EBITDA (6)                                  $  11,796        11,390        12,643         9,012        11,582         9,279
  depreciation                                    4,148         3,791         3,613         3,256         3,248         3,119
  cash dividends                                    453           444           446           443           410           368
===============================================================================================================================
  weighted average shares outstanding            12,993        12,692        12,668        12,631        12,546        11,342
  weighted average shares outstanding,
    assuming dilution                            13,284        12,986        12,980        12,929        12,856        11,653
===============================================================================================================================
PER SHARE DATA (10)
  net income (9)                              $    0.32          0.32          0.36          0.23          0.39          0.27
  net income, assuming dilution (9)                0.31          0.31          0.35          0.22          0.38          0.26
  cash dividends                                  0.035         0.035         0.035         0.035        0.0325        0.0325
  book value                                      10.11          9.58          9.30          8.98          8.79          7.89
===============================================================================================================================
BALANCE SHEET DATA (10)
  working capital                             $ 102,730       104,026        98,833        88,969        69,777        60,689
  property, plant and equipment, net            128,805       113,658       107,377        97,128        91,231        86,146
  total assets                                  354,815       327,322       320,979       253,319       243,952       228,262
  capital expenditures                            7,696         8,967        10,063         9,153         8,333         8,949
  long-term debt                                152,312       144,079       139,991        96,016        76,541        86,266
  funded debt (1)                               151,616       141,223       131,833        87,930        65,623        80,588
  shareholders' equity                          131,519       121,613       118,005       113,537       110,789        89,578
  capital employed (7)                          283,135       262,836       249,838       201,467       176,412       170,166
===============================================================================================================================
RATIOS & OTHER DATA (10)
  gross profit margin                              17.1%         17.6%         18.5%         16.8%         19.2%         17.6%
  operating income margin                           5.8           6.5           7.4           5.8           8.1           6.6
  net income margin                                 3.1           3.4           3.7           2.9           4.6           3.1
  EBITDA margin                                     8.7           9.6          10.3           9.1          11.0           9.5
  effective income tax rate                        22.9          22.2          35.0          35.0          33.0          37.5
  funded debt-to-total capital ratio (1)           53.5          53.7          52.8          43.6          37.2          47.4
  working capital turnover                          4.7           4.7           4.8           5.1           5.3           5.3
  days sales in receivables                          49            52            55            50            49            47
  inventory turnover                                5.9           5.4           6.1           5.8           6.6           6.2
===============================================================================================================================
STOCK DATA
  stock price
    high                                      $   21.75         21.00         22.19         18.63         19.63         17.00
    low                                           18.63         18.38         17.38         16.50         14.50         13.50
    close                                         18.88         20.00         19.00         17.63         16.63         14.88
  P/E ratio (2)
    high                                           17.8          16.2          17.8          15.3          16.6          14.7
    low                                            15.3          14.1          13.9          13.5          12.3          11.6
  daily average trading volume (shares) (8)        16.9          17.5          13.9          15.8          33.3          15.0
===============================================================================================================================


                                                 FISCAL        FISCAL
                                                   1997          1997
(AMOUNTS IN THOUSANDS, EXCEPT PER
     SHARE AMOUNTS)                         2ND QUARTER   1ST QUARTER
----------------------------------------------------------------------
INCOME STATEMENT DATA (10)
  net sales                                     105,204        90,529
  cost of sales                                  86,082        74,609
----------------------------------------------------------------------
    gross profit                                 19,122        15,920
  SG & A expenses                                11,704        10,864
----------------------------------------------------------------------
    income from operations                        7,913         5,056
  interest expense                                1,242         1,182
  interest income                                   (60)          (57)
  other expense                                     301           395
----------------------------------------------------------------------
    income before income taxes                    5,935         3,536
  income taxes                                    2,225         1,326
----------------------------------------------------------------------
    net income                                    3,710         2,210
======================================================================
  EBITDA (6)                                     10,540         8,003
  depreciation                                    3,177         3,144
  cash dividends                                    367           368
======================================================================
  weighted average shares outstanding            11,312        11,297
  weighted average shares outstanding,
    assuming dilution                            11,608        11,592
======================================================================
PER SHARE DATA (10)
  net income (9)                                   0.33          0.20
  net income, assuming dilution (9)                0.32          0.19
  cash dividends                                 0.0325        0.0325
  book value                                       7.66          7.37
======================================================================
BALANCE SHEET DATA (10)
  working capital                                57,230        53,635
  property, plant and equipment, net             80,316        78,292
  total assets                                  219,527       208,283
  capital expenditures                            5,201         4,475
  long-term debt                                 72,891        70,916
  funded debt (1)                                74,612        72,772
  shareholders' equity                           86,835        83,356
  capital employed (7)                          161,447       156,128
======================================================================
RATIOS & OTHER DATA (10)
  gross profit margin                              18.2%         17.6%
  operating income margin                           7.1           5.6
  net income margin                                 3.5           2.4
  EBITDA margin                                    10.0           8.8
  effective income tax rate                        37.5          37.5
  funded debt-to-total capital ratio (1)           46.2          46.6
  working capital turnover                          5.4           5.4
  days sales in receivables                          45            43
  inventory turnover                                6.6           6.0
======================================================================
STOCK DATA
  stock price
    high                                          14.38         14.25
    low                                           11.75         11.50
    close                                         13.75         12.25
  P/E ratio (2)
    high                                           13.0          13.6
    low                                            10.6          11.0
  daily average trading volume (shares) (8)         8.8          21.3
======================================================================




(1)  FUNDED DEBT INCLUDES LONG- AND SHORT-TERM DEBT, LESS RESTRICTED
     INVESTMENTS.
(2)  P/E RATIOS BASED ON TRAILING 12-MONTH NET INCOME PER SHARE.
(3)  SHARE AND PER SHARE DATA ADJUSTED FOR STOCK SPLITS, EXCEPT FOR TRADING
     VOLUME.
(4) ROSSVILLE/CHROMATEX INCLUDED IN CONSOLIDATED RESULTS FROM ITS NOVEMBER 1, 1993 ACQUISITION BY CULP.
(5) RAYONESE INCLUDED IN CONSOLIDATED RESULTS FROM ITS MARCH 6, 1995 ACQUISITION BY CULP.
(6) EBITDA REPRESENTS EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION.
(7)  CAPITAL EMPLOYED INCLUDES FUNDED DEBT AND SHAREHOLDERS' EQUITY.
(8) CULP'S COMMON SHARES WERE LISTED ON THE NEW YORK STOCK EXCHANGE ON DECEMBER 31, 1996.
(9) NET INCOME PER SHARE DATA PRESENTED IN ACCORDANCE WITH SFAS NO. 128 WHICH WAS ADOPTED IN 1998.
(10) PHILLIPS, WETUMPKA AND ARTEE INCLUDED IN CONSOLIDATED RESULTS FROM THEIR AUGUST 5, 1997, DECEMBER 30, 1997 AND FEBRUARY 2, 1998 ACQUISITIONS BY CULP, RESPECTIVELY.


Selected Annual Data


                                                                                                                 PERCENT FIVE-YEAR
(AMOUNTS IN THOUSANDS, EXCEPT PER                FISCAL     FISCAL      FISCAL        FISCAL        FISCAL        CHANGE    GROWTH
     SHARE AMOUNTS)                                1998       1997        1996          1995          1994     1998/1997      RATE
-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA (4) (5) (10)
  net sales                                   $ 476,715    398,879     351,667       308,026       245,049         19.5%      18.9%
  cost of sales                                 393,154    326,394     289,129       253,345       202,426         20.5       18.5
-----------------------------------------------------------------------------------------------------------------------------------
    gross profit                                 83,561     72,485      62,538        54,681        42,623         15.3       21.0
  S G & A expenses                               52,987     45,058      39,068        33,432        27,858         17.6       17.0
-----------------------------------------------------------------------------------------------------------------------------------
    income from operations                       30,574     27,427      23,470        21,249        14,765         11.5       30.8
  interest expense                                7,117      4,671       5,316         4,715         2,515         52.4       38.3
  interest income                                  (304)      (280)        (92)          (64)          (79)         8.6       60.0
  other expense                                   1,912      1,521         956         1,082           350         25.73      53.2
-----------------------------------------------------------------------------------------------------------------------------------
    income before income taxes                   21,849     21,515      17,290        15,516        11,979          1.6       27.1
  income taxes                                    6,336      7,745       6,310         5,741         4,314        (18.2)      24.7
-----------------------------------------------------------------------------------------------------------------------------------
    net income                                   15,513     13,770      10,980         9,775         7,665         12.7       28.1
===================================================================================================================================
  EBITDA (6)                                  $  44,841     39,404      35,610        32,052        23,256         13.8       24.6
  depreciation                                   14,808     12,688      12,348        11,257         8,497         16.7       17.1
  cash dividends                                  1,786      1,513       1,236         1,120           887         18.0       20.7
===================================================================================================================================
  weighted average shares outstanding            12,744     11,624      11,234        11,203        11,076          9.6        3.2
  weighted average shares outstanding,
    assuming dilution                            13,042     11,929      11,886        11,461        11,344          9.3        3.3
===================================================================================================================================
PER SHARE DATA (3) (4) (5) (10)
  net income (9)                              $    1.22       1.18        0.98          0.87          0.69          3.4%      24.4%
  net income, assuming dilution (9)                1.19       1.15        0.94          0.86          0.68          3.5       23.8
  cash dividends                                   0.14       0.13        0.11          0.10          0.08          7.7       16.9
  book value                                      10.11       8.79        7.21          6.37          5.60         15.0       15.1
===================================================================================================================================
BALANCE SHEET DATA (4) (5) (10)
  working capital                             $ 102,730     69,777      56,953        38,612        37,949         47.2%      24.1%
  property, plant and equipment, net            128,805     91,231      76,961       75,8056         4,004         41.2       23.7
  total assets                                  354,815    243,952     211,644       194,999       164,948         45.4       27.2
  capital expenditures                           35,879     26,958      14,385        18,058        16,764         33.1       24.6
  businesses acquired                            58,816          0           0        10,455        38,205        100.0      100.0
  long-term debt                                152,312     76,541      74,941        62,187        58,512         99.0       45.8
  funded debt (1)                               151,616     65,623      76,791        72,947        58,639        131.0       41.7
  shareholders' equity                          131,519    110,789      81,446        71,396        62,649         18.7       19.3
  capital employed (7)                          283,135    176,412     158,237       144,343       121,288         60.5       28.4
===================================================================================================================================
RATIOS & OTHER DATA (4) (5) (10)
  gross profit margin                              17.5%      18.2%       17.8%        17.8%         17.4%
  operating income margin                           6.4        6.9         6.7          6.9           6.0
  net income margin                                 3.3        3.5         3.1          3.2           3.1
  EBITDA margin                                     9.4        9.9        10.1         10.4           9.5
  effective income tax rate                        29.0       36.0        36.5         37.0          36.0
  funded debt-to-total capital ratio (1)           53.5       37.2        48.5         50.5          48.3
  return on average total capital                   8.4       10.1         9.5          9.6           9.2
  return on average equity                         13.0       15.2        14.4         14.6          13.1
  working capital turnover                          4.7        5.3         5.3          5.6           5.7
  days sales in receivables                          49         49          46           47            43
  inventory turnover                                5.8        6.4         6.0          6.0           6.3
===================================================================================================================================
STOCK DATA (3)
  stock price
    high                                      $   22.19      19.63       13.25         12.50        17.33
    low                                           16.50      11.50        7.75          7.25         5.67
    close                                         18.88      16.63       13.00          9.75        11.63
  P/E ratio (2)
    high                                           18.2       16.6        13.5          14.3         25.1
    low                                            13.5        9.7         7.9           8.3          8.2
  daily average trading volume (shares) (8)        16.0       19.7        19.3          39.7         43.7
===================================================================================================================================

(1) - (10) SEE SELECTED QUARTERLY DATA TABLE FOOTNOTE

28


Report of Independent Auditors

To the Board of Directors and Shareholders of Culp, Inc.:

We have audited the accompanying consolidated balance sheets of Culp, Inc. and subsidiary as of May 3, 1998 and April 27, 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended May 3, 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Culp, Inc. and subsidiary as of May 3, 1998 and April 27, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended May 3, 1998, in conformity with generally accepted accounting principles.



/s/ KPMG PEAT MARWICK LLP
Greensboro, North Carolina
June 3, 1998


Management's Responsibility

  The management of Culp, Inc. is responsible for the accuracy and consistency of all the information contained in this Annual Report, including the financial statements. These statements have been prepared to conform with generally accepted accounting principles. The preparation of financial statements and related data involves estimates and the use of judgment.
  Culp, Inc. maintains internal accounting controls designed to provide reasonable assurance that the financial records are accurate, that the assets of the company are safeguarded, and that the financial statements present fairly the financial position and results of operations of the company.
  KPMG Peat Marwick LLP, the company's independent auditors, conducts an audit in accordance with generally accepted auditing standards and provides an opinion on the financial statements prepared by management. Their report for 1998 is presented above.
  The Audit Committee of the Board of Directors reviews the scope of the audit and the findings of the independent auditors. The internal auditor and the independent auditors meet with the Audit Committee to discuss audit and financial reporting issues. The Committee also reviews the company's principal accounting policies, significant internal accounting controls, the Annual Report and annual SEC filings (Form 10-K and Proxy Statement).



/s/ Robert G. Culp, III
Robert G. Culp, III
Chairman and Chief Executive Officer


/s/ Phillip W. Wilson
Phillip W. Wilson
Vice President and Chief Financial Officer
June 3, 1998
shareholder information


Corporate Address
101 South Main Street
Post Office Box 2686
High Point, NC   27261

Telephone:  (336) 889-5161
Fax:  (336) 887-7089
Internet:  www.culpinc.com

Registrar and Transfer Agent
Wachovia Bank of North Carolina, N.A.
Winston-Salem, NC   27102
(800) 633-4236


Written shareholder correspondence
should be sent to:
  Wachovia Shareholder Services
  P.O. Box 8218
  Boston, MA 02266-8218

Transfers should be sent to:
  Wachovia Shareholder Services
  P.O. Box 8217
  Boston, MA 02266-8217


Auditors
KPMG Peat Marwick LLP
Greensboro, NC  27401

Legal Counsel
Robinson, Bradshaw & Hinson, PA
Charlotte, NC   28246

Form 10-K and Quarterly Reports/Investor Contact
The Form 10-K Annual Report of Culp, Inc., as filed with the Securities and Exchange Commission, is available without charge to shareholders upon written request. Shareholders may also obtain copies of the corporate news releases issued in conjunction with the company's quarterly results. These requests and other investor contacts should be directed to Kathy Hardy at the corporate address.

NYSE Symbol
The Company's common stock is traded on the New York Stock Exchange under the symbol CFI.

Analyst Coverage
These analysts cover Culp, Inc.:
C.L. King & Associates - Tom Lewis
Interstate/Johnson Lane - Kay Norwood, CFA
Raymond, James & Associates - Budd Bugatch, CFA
Robinson-Humphrey Co., Inc. - Lorraine Miller, CFA
Wheat First Securities, Inc. - John Baugh, CFA
Value Line, Inc. - Noah Goldner

Stock Listing
Culp, Inc. common stock is traded on the New York Stock Exchange under the symbol CFI. As of May 3, 1998, Culp, Inc. had approximately 2,900 shareholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings.

Annual Meeting
Shareholders are cordially invited to attend the annual meeting to be held Tuesday, September 15, 1998 at the Radisson Hotel; 135 South Main Street; High Point, North Carolina.

(logo)
Culp, Inc.
101 South Main Street
Post Office Box 2686
High Point, NC   27261
(336) 889-5161
Internet: www.culpinc.com