Form 10-K, Exhibit 13
period 1999-05-02
CULP INC
filed 1999-07-30
CIK 723603

CULP, INC.
101 SOUTH MAIN STREET
POST OFFICE BOX 2686
HIGH POINT, NC 27261
(336) 889-5161

                                                                            1999
                                                                          Annual
                                                                          Report

                                                                     [LOGO] CULP

About Culp

Culp ranks as one of the world's largest marketers of upholstery fabrics for furniture and a leading supplier of mattress ticking. The Culp team of approximately 4,000 associates markets over 3,000 patterns of upholstery fabrics for furniture and over 1,000 styles of mattress ticking to an international array of customers. The company is a fully integrated marketer with manufacturing plants in North and South Carolina, Alabama, Tennessee, Pennsylvania and Canada.

HIGHLIGHTS

(AMOUNTS IN THOUSANDS,                                 PERCENT
EXCEPT PER SHARE DATA)             1999        1998     CHANGE
--------------------------------------------------------------------------------
STATEMENTS OF INCOME
  Net sales                    $483,084     476,715       1.3%
  Gross profit                   76,108      83,561      (8.9)
  Income from operations         16,140      30,574     (47.2)
  Net income                      3,102      15,513     (80.0)
  Average shares outstanding
   (diluted)                     13,064      13,042       0.2
PER SHARE
  Net income (diluted)         $   0.24        1.19     (79.8)%
  Cash dividends                   0.14        0.14       0.0
  Book value                      10.54       10.11       4.3
BALANCE SHEET
  Working capital              $ 99,324     102,730      (3.3)%
  Total assets                  330,612     354,815      (6.8)
  Funded debt                   138,650     151,616      (8.6)
  Shareholders' equity          127,326     131,519      (3.2)
RATIOS
  Gross profit margin              15.8%       17.5%
  Operating income margin           3.3         6.4
  Net income margin                 0.6         3.3
  Return on average equity          2.4        13.0
  Funded debt to capital           52.1        53.5



NET SALES FOR 1999 MARK A RECORD HIGH OF $483.1 MILLION, BUT NET INCOME OF $3.1 MILLION TRAILS YEAR-EARLIER TOTAL OF $15.5 MILLION.

OPERATIONAL REALIGNMENT INVOLVES REDUCTION FROM SIX TO FOUR DIVISIONS.

QUARTERLY FINANCIAL RESULTS SHOW POSITIVE TREND.

STOCK REPURCHASE PROGRAM INITIATED.


(THROUGHOUT THIS ANNUAL REPORT, 1999, 1998, 1997, 1996 AND 1995 ARE USED TO REFER, RESPECTIVELY, TO THE COMPANY'S FISCAL YEARS THAT ENDED IN THOSE SAME CALENDAR PERIODS.)

DEAR SHAREHOLDERS:


A year ago we indicated that we saw significant challenges in 1999 to extending Culp's long-term record of growth. Unfortunately, we did not know how serious those challenges would be! A substantial decline in international sales of several of our categories of upholstery fabrics led to a sharp reversal in our financial performance. The table on the preceding page summarizes the impact of this development that left net income for 1999 well below the prior year. We are disappointed with this report that prevented us from realizing our tenth consecutive year of increased earnings. The industry-wide difficulties we encountered, however, were not unique to Culp; and we are very encouraged by the determination of our associates to resume a pattern of growth. We are also enthusiastic about the results to date of the operational realignment that was implemented during the year. This change was made to capitalize more effectively on our managerial and physical resources. The bottom line is that the company's fundamental competitive position is stronger than ever, and we are optimistic that this break in our track record will prove temporary.

STOCK REPURCHASE PROGRAM INITIATED

In June 1998 the Board of Directors approved the investment of up to $5 million for the repurchase of the company's shares. This authorization was followed in March 1999 with approval to invest an additional $5 million. We are pleased that the company's improving performance and solid financial position supported the Board in approving the funds for this program. During fiscal 1999, we repurchased a total of 938,600 shares at an average price of $5.90 per share. The timing and size of future transactions will of course depend on market conditions, but we believe that these repurchases will prove to be a sound investment of the company's capital.

OPERATIONAL REALIGNMENT COMPLETED

Perhaps the most important internal development during 1999 for Culp was a corporate realignment to accommodate the expanded size of our various divisions and support future growth plans. The foundation of the new structure was the formation of four divisions, Culp Decorative Fabrics, Culp Velvets/Prints, Culp Yarn and Culp Home Fashions, that encompass all of our manufacturing and marketing operations. This represented a reduction from the six business units that existed at the start of the year.
      The slowdown in our international sales served as a catalyst in implementing this change. We had already identified the need, however, to shift our resources to ensure that our marketing program was as effective as possible. Our underlying drive to offer consistently high customer service had involved a considerable investment of capital in the years leading up to 1999 for modernization, expansion and vertical integration of our operations. Capital expenditures over the preceding five years had exceeded $110 million. This internal expansion had been complemented by the strategic acquisition of related operating units. During fiscal 1998 alone, we invested $59 million to purchase other manufacturing operations. These investments helped produce impressive growth that included more than doubling of net sales over the 1993-1998 period. The underlying challenge was to cast a long-term growth strategy by consolidating these new operations, unifying the related products and linking the various marketing activities.
      The formation of these four divisions has already provided meaningful advantages in increased managerial productivity and improved efficiency in our information systems. Having related product groups in a single division has promoted more effective working communications within the operating levels. These internal partnerships offer greater potential in developing fabrics and ticking with exciting designs, patterns and textures that still offer value for customers. An essential step in designing fabrics is considering the practical manufacturing issues that will be involved for a fabric to be commercially successful. Each division now controls a fully integrated design process that extends from the origin of each new idea to the production, sale and distribution of the products. This change has also supported our emphasis on correlating different fabrics into unified collections for customers. Culp has the broadest array of fabrics available from any manufacturer, and we are receiving a very positive response from the effort to present groupings of complementary fabrics that allow furniture manufacturers to select fabrics for entire room settings.

INDUSTRY FUNDAMENTALS FAVOR CULP

As we continue to refine our new organizational framework, we believe that several broad trends within the home furnishings industry are playing directly to our strengths. Probably the most significant pattern is the ongoing consolidation at all levels within the supply chain linking manufacturers with consumers. A recent survey by Furniture/Today reports that the 25 largest manufacturers of furniture in the United States accounted for 46% of total industry sales in 1998. The top 10 manufacturers alone represented 37% of the industry's shipments. These firms are finding that size indeed does matter in dealing with retailers who also are increasing their competitive presence. The 25 largest retailers of furniture supplied 26% of the market in the latest survey, up from 24% in the prior year. These larger companies are seeking true corporate partners who can provide not only the necessary volume of fabrics but also consistently high product quality and customer service. Culp is firmly committed to developing these relationships that increasingly rely on sophisticated information systems to shorten delivery schedules and yet provide consumers with the choices they demand.

INTERNATIONAL PROSPECTS APPEAR POSITIVE

After a decade of consistent yearly growth, Culp's international sales declined 17% in 1999 to $113.4 million. We believe that our experience mirrors that of other suppliers of fabrics to markets in Europe and Asia that were adversely affected by serious economic turbulence during the year. We do not believe that this decline suggests any structural shift in the competitive position of Culp or in the long-term opportunities that are presented by rising demand for furniture in developing countries. Our volume of international sales, while down from the preceding year, was still the second highest ever for Culp. Furniture manufacturers throughout the world value the designs and finishes on our fabrics as essential components of their marketing programs. American styles remain popular, and we have the advantage of a product with a relatively low labor content. We have a distribution capability to supply accounts throughout the world and are enhancing our computerized system to facilitate placing and tracking orders.

CONTINUED IMPROVEMENT EXPECTED FOR 2000

A primary goal for 2000 is to achieve continued improvement in Culp's performance. We ended 1999 on a strong note but recognize that the level of net income in the fourth quarter was still below the company's historical level of profitability. We continue to be interested in expansion opportunities, but the emphasis for the immediate term is to maximize the return from existing assets. Our new organizational structure is focused specifically on that objective, and we are optimistic about our prospects. The overall backdrop for demand for home furnishings appears favorable with high employment levels, stable interest rates and a high degree of consumer confidence.
      We sincerely appreciate the hard work throughout Culp during 1999. The enthusiasm to meet the challenges that we faced was contagious, and we are grateful to our associates for the strong, positive spirit they exhibited.


Sincerely,


/s/ Robert G. (Rob) Culp, III
-------------------------------------
Robert G. (Rob) Culp, III
Chairman and Chief Executive Officer


/s/ Howard L. Dunn, Jr.
-------------------------------------
Howard L. Dunn, Jr.
President and Chief Operating Officer

CORPORATE DIRECTORY



ROBERT G. CULP, III
Chairman of the Board and
Chief Executive Officer;
Director (E,N)

HOWARD L. DUNN, JR.
President and Chief Operating Officer;
Director (E)

FRANKLIN N. SAXON
Senior Vice President and President of
the Culp Velvets/Prints division;
Director (E)

DAN E. JACOBS
Senior Vice President and President of
the Culp Decorative Fabrics division

RODNEY A. SMITH
Senior Vice President and President of
the Culp Yarn division

KENNETH M. LUDWIG
Senior Vice President-Human Resources;
Assistant Secretary

PHILLIP W. WILSON
Vice President and Chief Financial Officer

KATHY J. HARDY
Corporate Secretary

HARRY R. CULP
Director; Private Investments,
High Point, NC

ROBERT T. DAVIS
Director, former chairman of
Artee Industries, Incorporated

EARL M. HONEYCUTT
Director (A,C); Retired President,
Amoco Fabrics and Fibers Company,
Atlanta, GA

PATRICK H. NORTON
Director (N); Chairman of the Board,
La-Z-Boy Incorporated, Monroe, MI

EARL N. PHILLIPS, JR.
Director; Chairman of the Board and
Chief Executive Officer, GE Capital
First Factors, High Point, NC

BLAND W. WORLEY*
Director (A,C,N); Retired Chairman of
the Board and Chief Executive Officer,
BarclaysAmericanCorporation,
Charlotte, NC

BAXTER P. FREEZE, SR.
Director Emeritus; Retired President,
Chairman of the Board,
Commonwealth Hosiery Mills, Inc.,
Randleman, NC


BOARD COMMITTEES:
A-AUDIT
C-COMPENSATION
E-EXECUTIVE
N-NOMINATING

* MR. WORLEY RESIGNED AS A MEMBER OF THE BOARD OF DIRECTORS AND ALL COMMITTEES OF THE BOARD ON JULY 23, 1999 FOR HEALTH REASONS.

MANAGEMENT'S DISCUSSION AND ANALYSIS of financial condition and results of operations


The following analysis of the financial condition and results of operations should be read in conjunction with the Financial Statements and Notes and other exhibits included elsewhere in this report.

OVERVIEW Culp is one of the largest manufacturers and marketers in the world for upholstery fabrics for furniture and is one of the leading global producers of mattress fabrics (or ticking). The company's fabrics are used primarily in the production of residential and commercial upholstered furniture and bedding products, including sofas, recliners, chairs, love seats, sectionals, sofa-beds, office seating and mattress sets. Although Culp markets fabrics at most price levels, the company emphasizes fabrics that have broad appeal in the promotional and popular-priced categories of furniture and bedding.
  Culp's worldwide leadership as a manufacturer and marketer of upholstery fabrics and mattress ticking has been achieved through internal expansion and the integration of strategic acquisitions.
  The company's operating segments are upholstery fabrics and mattress ticking, with related divisions organized within those segments. In upholstery fabrics, Culp Decorative Fabrics manufactures jacquard and dobby woven fabrics for residential and commercial furniture. Culp Velvets/Prints manufactures a broad range of printed and velvet fabrics used primarily for residential and juvenile furniture. Culp Yarn manufactures specialty filling yarn that is used by Culp and also marketed to outside customers. In mattress ticking, Culp Home Fashions manufactures and markets a broad array of fabrics used by bedding manufacturers.

RESULTS OF OPERATIONS The following table sets forth certain items in the company's consolidated statements of income as a percentage of net sales.

                                          1999       1998       1997
                                         -----      -----      -----
Net sales                                100.0%     100.0%     100.0%
Cost of sales                             84.2       82.5       81.8
                                         -----      -----      -----
  Gross profit                            15.8       17.5       18.2
Selling, general and administrative
  expenses                                12.4       11.1       11.3
                                         -----      -----      -----
  Income from operations                   3.3        6.4        6.9
Interest expense                           2.0        1.5        1.2
Interest income                           (0.0)      (0.1)      (0.1)
Other expense                              0.5        0.4        0.4
                                         -----      -----      -----
  Income before income taxes               0.9        4.6        5.4
  Income taxes (*)                        28.0       29.0       36.0
  Net income                               0.6%       3.3%       3.5%
                                         -----      -----      -----
----------
* Calculated as a percent of income before income taxes.

  The following table sets forth the company's sales by segment and division for each of the company's three most recent years. The table also sets forth the change in net sales for the segments and divisions as a percentage for comparative periods included in the table.

(DOLLARS IN THOUSANDS)                AMOUNTS                   PERCENT CHANGE
--------------------------------------------------------------------------------
                                                               1998-      1997-
SEGMENT/DIVISION             1999        1998        1997       1999       1998
----------------             ----        ----        ----       ----       ----
UPHOLSTERY FABRICS:
  Culp Decorative
    Fabrics             $ 222,058   $ 210,165   $ 167,730        5.7%      25.3%
  Culp Velvets/
    Prints                144,073     171,389     156,467      (15.9)       9.5
    Culp Yarn              21,513       7,876        --        173.1      100.0
                        ---------   ---------   ---------      -----      -----
                          387,644     389,430     324,197       (0.5)      20.1

MATTRESS TICKING:
  Culp Home
    Fashions               95,440      87,285      74,682        9.3       16.9
                        ---------   ---------   ---------      -----      -----
                        $ 483,084   $ 476,715   $ 398,879        1.3%      19.5%
                        ---------   ---------   ---------      -----      -----


1999 COMPARED WITH 1998

  NET SALES. Net sales for 1999 increased by $6.4 million, or 1.3%, compared with 1998. The company's sales of upholstery fabrics decreased $1.8 million, or 0.5% for 1999 compared with 1998. However, fiscal 1999 includes an incremental contribution of $13.6 million from Culp Yarn (formerly Artee Industries), which was acquired on February 2, 1998. Excluding the incremental sales from Culp Yarn, sales of upholstery fabrics decreased $15.4 million, or 4.0% for 1999 compared with 1998. The principal factor contributing to the lower sales was a pronounced slowdown in international sales of wet print and heat-transfer printed flock fabrics. This trend, which the company believes also affected other manufacturers of upholstery fabrics, became apparent after the close of 1998 and persisted throughout 1999. A large percentage of the company's sales of this product line were being shipped directly or indirectly to customers in the emerging consumer markets of Russia, other former Soviet countries and Eastern Europe. All of these areas encountered very weak economic conditions that, in turn, adversely affected demand for furniture and other home furnishings. During 1999, the company significantly curtailed production schedules for these fabrics and shifted its marketing focus for this product category to geographic areas where demand appears more favorable. The company also introduced a line of printed cotton upholstery fabrics utilizing some of the same manufacturing assets used to produce wet print and heat-transfer printed flock fabrics.
  International sales, consisting primarily of upholstery fabrics, decreased to $113.4 million, down 17.4% from 1998. International shipments accounted for 23.5% of the company's sales for 1999, down from 28.8% in 1998. The company is continuing to experience sluggish demand in some international markets, but has broadened its marketing program in other geographic areas.

  The increased sales by Culp Home Fashions (primarily mattress ticking) during 1999 marked a continuation of the longer-term expansion that this division has experienced. The introduction of new designs and fabric constructions, and the advantages of the company's vertical integration, are driving Culp's growth in mattress ticking. In particular, the ability to manufacture the jacquard greige (unfinished) goods that are then printed to produce mattress ticking has aided Culp in meeting faster delivery schedules reliably and providing improved overall customer service.
  GROSS PROFIT AND COST OF SALES. Gross profit for 1999 decreased 8.9% to $76.1 million. The decline was due principally to a sharp decline in international sales. Although the company took substantial steps to reduce operating expenses, it continued to be affected throughout 1999 by excess manufacturing capacity and lower absorption of fixed costs.
  To help offset the pressure on gross margins, the company instituted a number of actions during 1999. A major change involved reorganization from six to four divisions during the first quarter. This new corporate alignment brought related operations together under common management and was accompanied by several changes in managerial positions. Subsequent steps to improve profitability that are related to this realignment have included a significant reduction in the capacity for manufacturing printed flock fabrics, comprehensive programs to reduce inventories and an intense effort to reduce operating expenses and raise productivity. The cost of raw materials remained relatively stable in 1999.
  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased as a percentage of net sales for 1999 to 12.4% compared with 11.1% in 1998. The increase principally related to lower than expected sales for the year, higher marketing costs for new fabric designs, incremental costs from the Artee acquisition and increased costs for credit expenses, partially offset by lower accruals for incentive-based compensation plans.
  INTEREST EXPENSE. Net interest expense for 1999 of $9.4 million rose 38.3% from $6.8 million in 1998 due to higher average borrowings outstanding. The increased borrowings related principally to borrowings used to fund acquisitions during 1998 and the relatively high level of capital expenditures in 1998.
  OTHER EXPENSE. Other expense increased 26.2% to $2.4 million for 1999 compared with $1.9 million for 1998, due primarily to the incremental goodwill amortization related to acquired operations in fiscal 1998 and losses on disposal of fixed assets.
  INCOME TAXES. The effective tax rate for 1999 was 28.0% compared with 29.0% in 1998. The lower rates for 1999 and 1998 as compared with the federal statutory rate of 35% are due principally to tax benefits related to the company's international sales and to a higher proportion of earnings from the company's Canadian subsidiary that is taxed at a lower effective rate. The company expects the effective tax rate for 2000 to be approximately 34%.
  NET INCOME PER SHARE. Diluted net income per share for 1999 totaled $0.24 compared with $1.19 a year ago.

1998 COMPARED WITH 1997

  NET SALES. Net sales for 1998 increased by $77.8 million, or 19.5%, compared with 1997. The company's sales of upholstery fabrics increased $65.2 million, or 20.1%, in 1998 compared with 1997. The principal factor contributing to the increased sales was the contribution of $40.6 million from acquired operations ($32.7 million from Phillips Mills, which was acquired on August 5, 1997 and $7.9 million from Artee Industries, which was acquired on February 2, 1998). Sales from Culp Velvets/Prints, which manufactures and markets fabrics that have been especially popular in markets outside the United States, were up from the prior year. Although the strength in the U.S. dollar relative to other currencies affected demand for Culp's fabrics, Culp Velvets/Prints achieved increased international sales during 1998. Sales of Culp Decorative Fabrics rose at a lesser rate for 1998. Sales of Culp Home Fashions, which principally consist of mattress ticking and bedding products, rose 16.9% from 1997. International sales, consisting primarily of upholstery fabrics, increased to $137.2 million for 1998, up 35.1% from 1997. International shipments accounted for 28.8% of the company's sales for 1998, up from 25.5% in 1997.
  GROSS PROFIT AND COST OF SALES. Gross profit for 1998 increased by $11.1 million and amounted to 17.5% of net sales compared with 18.2% in 1997. The company benefited from an increased absorption of fixed costs as a result of the growth in sales, the investment in equipment designed to lower manufacturing costs and raise productivity and contributions from acquisitions. These benefits were more than offset in 1998 by the impact of competitive pressures on the margins of sales to certain U.S. and international customers and expansion projects that did not reach targeted levels of productivity. The cost of raw materials remained relatively stable in 1998.
  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses declined slightly as a percentage of net sales for 1998 to 11.1% compared with 11.3% a year ago. During 1998, the company continued to incur higher expenses related to expanded resources for designing fabrics with new patterns and textures and increased selling commissions associated with international sales. These factors were offset by lower accruals as a percentage of net sales for incentive-based compensation plans and by the increase in overall operating efficiency as a result of the growth in net sales.
  INTEREST EXPENSE. Net interest expense for 1998 of $6.8 million was up from $4.4 million in 1997 due principally to borrowings related to the acquisition of Phillips Mills on August 5, 1997. The company also incurred higher borrowings in 1998 to finance capital expenditures and additional working capital requirements.
  OTHER EXPENSE. Other expense increased to $1.9 million for 1998 compared with $1.5 million for 1997, principally due to the amortization of goodwill associated with the acquisition of Phillips Mills.

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

LIQUIDITY AND CAPITAL RESOURCES LIQUIDITY. Cash and cash investments were $509,000 as of May 2, 1999 compared with $2.3 million at the end of 1998. Funded debt (long-term debt, including current maturities, less restricted investments) decreased to $138.7 million at the close of 1999 from $151.6 million at the end of 1998. As a percentage of total capital (funded debt plus total shareholders' equity), the company's borrowings amounted to 52.1% as of May 2, 1999 compared with 53.5% at the end of 1998. The company's working capital as of May 2, 1999 was $99.3 million compared with $102.7 million at the close of 1998.
  The company's cash flow from operations was $32.5 million for 1999, consisting of $24.3 million from earnings (net income plus depreciation, amortization and deferred income taxes) plus $8.2 million from changes in working capital.
  In separate authorizations in June 1998 and March 1999, the board of directors of the company authorized the use of a total of $10.0 million to repurchase the company's common stock. During 1999, the company repurchased a total of 938,600 shares at an average price of $5.90 a share under these authorizations.
  FINANCING ARRANGEMENTS. In April 1998, Culp completed the sale of $75 million of senior unsecured notes ("Notes") in a private placement to institutional investors. The Notes have a fixed coupon rate of 6.76% and an average remaining term of nine years.
  Culp has an $88 million syndicated, unsecured, multi-currency revolving credit facility. The facility, which expires in April 2002, requires quarterly payments of interest on all outstanding borrowings and a quarterly facility fee paid in advance. In October 1998, the company amended the credit facility to amend certain covenants. Additionally, the amendment increased the interest rate 0.375% to LIBOR plus 1.125%. As of May 2, 1999, the company had outstanding balances of $25 million under the credit facility.
  The company also has a total of $35.3 million in currently outstanding industrial revenue bonds ("IRBs") which have been used to finance capital expenditures. The IRBs are collateralized by restricted investments of $3.3 million as of May 2, 1999 and letters of credit for the outstanding balance of the IRBs and certain interest payments due thereunder.
  The company's loan agreements require, among other things, that the company maintain compliance with certain financial ratios. As of May 2, 1999, the company was in compliance with these financial covenants.
  As of May 2, 1999, the company had three interest rate swap agreements to reduce its exposure to floating interest rates on a $25 million notional amount. The effect of these contracts is to "fix" the interest rate payable on $25 million of the company's variable rate borrowings at a weighted average rate of 7.1%. The company also enters into foreign exchange forward and option contracts to hedge against currency fluctuations with respect to firm commitments to purchase certain machinery, equipment and raw materials.
  CAPITAL EXPENDITURES. The company maintains an ongoing program of capital expenditures designed to increase capacity as needed, enhance manufacturing efficiencies through modernization and increase the company's vertical integration. Capital expenditures totaled $10.7 million for 1999, down from $35.9 million for 1998. The company anticipates capital spending of approximately $20 million in 2000.
  The company believes that cash flows from operations and funds available under existing credit facilities and committed IRB financings will be sufficient to fund capital expenditures and working capital requirements for the foreseeable future.

INFLATION The cost of the company's raw materials remained generally stable during 1999 and 1998. Factors that reasonably can be expected to influence margins in the future include changes in raw material prices, trends in other operating costs and overall competitive conditions.

SEASONALITY The company's business is slightly seasonal, with increased sales during the second and fourth fiscal quarters. This seasonality results from one-week closings of the company's manufacturing facilities, and the facilities of most of its customers in the United States, during the first and third quarters for the holiday weeks including July 4th and Christmas.

NEW ACCOUNTING PRONOUNCEMENTS In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for periods beginning after December 15, 1997. The purpose of this standard is to disclose disaggregated information which provides information about the operating segments an enterprise engages in, consistent with how management reviews financial information to make decisions about the enterprise's operating matters. The company adopted SFAS No. 131 for fiscal year 1999 (see disclosure in note 14 to the consolidated financial statements).
  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for periods beginning after June 15, 2000, although early adoption is allowed. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The company has not determined the financial impact of adopting this SFAS and has not determined if it will adopt its provisions prior to its effective date.

YEAR 2000 CONSIDERATIONS Management has developed a plan to modify the company's information technology to recognize the year 2000. The plan has three distinct areas of focus; namely, traditional information systems, technology used in support areas, and preparedness of suppliers and customers.
  The initiative for traditional information systems, which started in 1992, has led to substantial completion of the assessment, required changes and testing of the company's operational systems (order entry, billing, sales, finished goods) and financial systems (payroll, human resources, accounts payable, accounts receivable, general ledger, fixed assets). The company is currently focused on modifying the remaining systems that support the company's manufacturing processes. The programming and testing of these systems was substantially completed by April 1, 1999, and implementation of these systems was substantially completed by June 30, 1999. The remaining system implementations are scheduled for completion during the second quarter of fiscal 2000.
  The second area of focus has been an assessment of non-traditional information technology, which includes the electronics in equipment such as telephone switches and manufacturing equipment. Inventories of this equipment have been completed and correspondence has been initiated with vendors and suppliers of this equipment. The company is currently evaluating the vendor responses and testing the equipment. After the testing phase is complete, the company will conduct a review of the inventories and the testing procedures, with this phase expected to also be completed during the second quarter of fiscal 2000.
  The third area of focus is communications with suppliers and customers to understand their level of readiness and assure a constant flow of materials to support business plans. Communication to date has shown a high level of awareness and planning by these parties. The company has a response rate in the 60% - 70% range, and at the present time no material problems or concerns are indicated by these responses. However, if a significant vendor or customer is non-compliant, the company can give no assurance that such occurrence will not have an adverse affect on the company's results. The company believes its action plans will minimize these risks and prevent any major interruptions in the flow of materials and products.
  Formal contingency plans will not be formulated unless the company has identified specific areas where there is a substantial risk of year 2000 problems occurring. No such areas have been identified.
  The plan is being administered by a team of internal staff and management. Costs incurred in the company's readiness effort are being expensed as incurred. Anticipated costs are expected to approximate $800,000 and to date an estimated $500,000 has been spent. This project, and the year 2000 issue in general, are not expected to have a significant effect on the company's operations, though no assurance can be given in this regard.

FORWARD-LOOKING INFORMATION This annual report to shareholders and the company's annual report on Form 10-K contain statements that could be deemed "forward-looking statements" within the meaning of the federal securities laws. Such statements are inherently subject to risks and uncertainties. Forward-looking statements are statements that include projections, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by qualifying words such as "expect," "believe," "estimate," "plan," and "project" and their derivatives. Factors that could influence the matters discussed in such statements include the level of housing starts and sales of existing homes, consumer confidence, trends in disposable income and general economic conditions. Decreases in these economic indicators could have a negative effect on the company's business and prospects. Likewise, increases in interest rates, particularly home mortgage rates, and increases in consumer debt or the general rate of inflation, could affect the company adversely. Because of the significant percentage of the company's sales derived from international shipments, strengthening of the U.S. dollar against other currencies could make the company's products less competitive on the basis of price in markets outside the United States and adversely affect the company. Additionally, economic and political instability in the international area could affect the demand for the company's products.

CONSOLIDATED BALANCE SHEETS

MAY 2, 1999 AND MAY 3, 1998 (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)       1999       1998
                                                                        --------   --------
ASSETS
  current assets:
    cash and cash investments                                           $    509      2,312
    accounts receivable                                                   70,503     73,773
    inventories                                                           67,070     78,594
    other current assets                                                   9,633      7,808
                                                                        --------   --------
      total current assets                                               147,715    162,487

  restricted investments                                                   3,340      4,021
  property, plant and equipment, net                                     123,310    128,805
  goodwill                                                                51,269     55,162
  other assets                                                             4,978      4,340
                                                                        --------   --------
      total assets                                                      $330,612    354,815
                                                                        ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
  current liabilities:
    current maturities of long-term debt                                $  1,678      3,325
    accounts payable                                                      25,687     37,214
    accrued expenses                                                      21,026     17,936
    income taxes payable                                                       0      1,282
                                                                        --------   --------
      total current liabilities                                           48,391     59,757

  long-term debt                                                         140,312    152,312
  deferred income taxes                                                   14,583     11,227
                                                                        --------   --------
      total liabilities                                                  203,286    223,296
                                                                        --------   --------

  commitments and contingencies (notes 10 and 11)
  shareholders' equity:
    preferred stock, $.05 par value, authorized 10,000,000 shares              0          0
    common stock, $.05 par value, authorized 40,000,000 shares, issued and outstanding 12,079,171 at May 2, 1999 and
      13,007,021 at May 3, 1998                                              604        650
    capital contributed in excess of par value                            37,966     40,882
    retained earnings                                                     88,756     89,987
                                                                        --------   --------
      total shareholders' equity                                         127,326    131,519
                                                                        --------   --------
      total liabilities and shareholders' equity                        $330,612    354,815
                                                                        ========   ========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MAY 2, 1999, MAY 3, 1998,
AND APRIL 27, 1997 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)        1999         1998         1997
                                                                   ---------      -------      -------
net sales                                                          $ 483,084      476,715      398,879
cost of sales                                                        406,976      393,154      326,394
                                                                   ---------      -------      -------
  gross profit                                                        76,108       83,561       72,485
selling, general and administrative expenses                          59,968       52,987       45,058
                                                                   ---------      -------      -------
  income from operations                                              16,140       30,574       27,427
interest expense                                                       9,615        7,117        4,671
interest income                                                         (195)        (304)        (280)
other expense                                                          2,412        1,912        1,521
                                                                   ---------      -------      -------
  income before income taxes                                           4,308       21,849       21,515
income taxes                                                           1,206        6,336        7,745
                                                                   ---------      -------      -------
  net income                                                       $   3,102       15,513       13,770
                                                                   =========      =======      =======
net income per share                                               $    0.24         1.22         1.18
                                                                   ---------      -------      -------
net income per share, assuming dilution                            $    0.24         1.19         1.15
                                                                   =========      =======      =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                    CAPITAL
FOR THE YEARS ENDED MAY 2, 1999,                COMMON         COMMON           CONTRIBUTED                              TOTAL
MAY 3, 1998 AND APRIL 27, 1997                   STOCK          STOCK          IN EXCESS OF       RETAINED       SHAREHOLDERS'
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)       SHARES         AMOUNT             PAR VALUE       EARNINGS              EQUITY

balance, April 28, 1996                     11,290,300    $       565                16,878         64,003              81,446
  proceeds from public offering of
    1,200,000 shares                         1,200,000             60                16,235                             16,295
  cash dividends ($0.13 per share)                                                                  (1,513)             (1,513)
  net income                                                                                        13,770              13,770
  common stock issued in connection
    with stock option plan                     118,459              5                   786                                791
                                            ----------    -----------                ------         ------             -------
balance, April 27, 1997                     12,608,759            630                33,899         76,260             110,789
  cash dividends ($0.14 per share)                                                                  (1,786)             (1,786)
  net income                                                                                        15,513              15,513
  common stock issued in connection
    with stock option plans                    114,051              6                   997                              1,003
  common stock issued in connection
    with acquisition of Artee
    Industries, Incorporated's assets          284,211             14                 5,386                              5,400
  stock options issued in connection
    with acquisition of Phillips' assets                                                600                                600
                                            ----------    -----------                ------         ------             -------
balance, May 3, 1998                        13,007,021            650                40,882         89,987             131,519
  cash dividends ($0.14 per share)                                                                  (1,788)             (1,788)
  net income                                                                                         3,102               3,102
  common stock issued in connection
    with stock option plans                     10,750              1                    34                                 35
  common stock purchased                      (938,600)           (47)               (2,950)        (2,545)             (5,542)
                                            ----------    -----------                ------         ------             -------
balance, May 2, 1999                        12,079,171    $       604                37,966         88,756             127,326
                                            ==========    ===========                ======         ======             =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MAY 2, 1999,
MAY 3, 1998 AND APRIL 27, 1997
(DOLLARS IN THOUSANDS)                                           1999        1998        1997
                                                               ------      ------      ------
cash flows from operating activities:
  net income                                                 $  3,102      15,513      13,770
  adjustments to reconcile net income to net cash
    provided by operating activities:
      depreciation                                             18,549      14,808      12,688
      amortization of intangible assets                         1,570       1,371         810
      provision for deferred income taxes                       1,064       1,416         966
      changes in assets and liabilities, net of effects of
        businesses acquired:
        accounts receivable                                     3,133     (13,207)     (4,653)
        inventories                                            12,124     (17,684)     (6,068)
        other current assets                                      522        (660)       (348)
        other assets                                             (106)       (380)       (205)
        accounts payable                                       (8,893)      6,477       2,586
        accrued expenses                                        2,736       1,506       2,510
        income taxes payable                                   (1,282)       (298)      1,383
                                                             --------      ------      ------
          net cash provided by operating activities            32,519       8,862      23,439
                                                             --------      ------      ------

cash flows from investing activities:
  capital expenditures                                        (10,689)    (35,879)    (26,958)
  purchase of restricted investments                             (119)     (8,770)     (9,770)
  purchase of investments to fund deferred
    compensation liability                                       (735)       (581)       (563)
  sale of restricted investments                                  800      15,767       4,002
  payments for businesses acquired                               --       (42,966)       --
                                                             --------      ------      ------
          net cash used in investing activities               (10,743)    (72,429)    (33,289)
                                                             --------      ------      ------

cash flows from financing activities:
  proceeds from issuance of long-term debt                      2,637      86,246      54,500
  principal payments on long-term debt                        (16,284)    (17,100)    (59,900)
  cash dividends paid                                          (1,788)     (1,786)     (1,513)
  proceeds from common stock issued                                35         562      17,086
  payments to acquire common stock                             (5,542)       --          --
  change in accounts payable - capital expenditures            (2,637)     (2,873)          9
                                                             --------      ------      ------
          net cash provided by (used in)
                financing activities                          (23,579)     65,049      10,182
                                                             --------      ------      ------

increase (decrease) in cash and cash investments               (1,803)      1,482         332
cash and cash investments, beginning of year                    2,312         830         498
                                                             --------      ------      ------
cash and cash investments, end of year                       $    509       2,312         830
                                                             ========      ======      ======

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

Fiscal Year - The company's fiscal year is the 52 or 53 week period ending on the Sunday closest to April 30. Fiscal years 1999 and 1997 included 52 weeks and fiscal year 1998 included 53 weeks.

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

  Interest costs of $365,000 and $678,000 incurred during the years ended May 2, 1999 and May 3, 1998, respectively, for the purchase and construction of qualifying fixed assets were capitalized and are being amortized over the related assets' estimated useful lives.

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

Income Taxes - Deferred taxes are recognized for the temporary differences between the financial statement carrying amounts and the tax bases of the company's assets and liabilities and operating loss and tax credit carryforwards at income tax rates expected to be in effect when such amounts are realized or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
  No provision is made for income taxes which may be payable if undistributed income of the company's Canadian subsidiary were to be paid as dividends to the company, since the company intends that such earnings will continue to be invested. At May 2, 1999, the amount of such undistributed income was $15.3 million. Foreign tax credits may be available as a reduction of United States income taxes in the event of such distributions.

Revenue Recognition - Revenue is recognized when products are shipped to customers. Provision is made currently for estimated product returns, claims and allowances.

Stock Option Plans - On April 29, 1996, the company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which requires disclosure of the fair value and other characteristics of stock options (see note 12). The company has chosen under the provisions of SFAS No. 123 to continue using the intrinsic-value method of accounting for employee stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees.

Fair Value of Financial Instruments - The carrying amount of cash and cash investments, accounts receivable, other current assets, accounts payable and accrued expenses approximates fair value because of the short maturity of these financial instruments.
  The fair value of the company's long-term debt is estimated by discounting the future cash flows at rates currently offered to the company for similar debt instruments of comparable maturities. The fair value of the company's long-term debt approximates the carrying value of the debt at May 2, 1999.

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

Per Share Data - During fiscal 1998, the company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both net income per share and net income per share, assuming dilution. The following table reconciles the numerators and denominators of net income per share and net income per share, assuming dilution:

(Amounts in thousands,               Income             Shares         Per Share
except per share data)          (Numerator)      (Denominator)            Amount
1999
Net income per share                $ 3,102             12,909           $  0.24
Effect of dilutive securities:
  Options                                 0                155
                                    -------             ------           -------
Net income per share,
  assuming dilution                 $ 3,102             13,064           $  0.24
                                    =======             ======           =======
1998
Net income per share                $15,513             12,744           $  1.22
Effect of dilutive securities:
  Options                                 0                298
                                    -------             ------           -------
Net income per share,
  assuming dilution                 $15,513             13,042           $  1.19
                                    =======             ======           =======
1997
Net income per share                $13,770             11,624           $  1.18
Effect of dilutive securities:
  Options                                 0                305
                                    -------             ------           -------
Net income per share,
  assuming dilution                 $13,770             11,929           $  1.15
                                    =======             ======           =======


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

Reclassification - Certain items in the 1998 consolidated financial statements have been reclassified to conform with the presentation adopted in the current year. The reclassifications did not impact net income as previously reported.


2    ACQUISITIONS
On August 5, 1997, the company purchased the operations and certain assets relating to an upholstery fabric business operating as Phillips Weaving Mills, Phillips Velvet Mills, Phillips Printing and Phillips Mills (Phillips). The transaction was valued at approximately $39.5 million and involved the purchase of assets for cash, the assumption of certain notes, liabilities and contracts, the payments under the terms of certain obligations to Phillips and the issuance of an option for 100,000 shares of common stock. Goodwill on the transaction was approximately $30.8 million, which is being amortized on the straight-line method over 40 years.
  On December 30, 1997, the company purchased the operations and certain assets relating to the Wetumpka spun yarn operation of Dan River Inc. The transaction was valued at approximately $1.4 million and involved the purchase of assets for cash.
  On February 2, 1998, the company purchased the operations and certain assets relating to a yarn manufacturing business operating as Artee Industries, Incorporated (Artee). The transaction was valued at approximately $17.9 million and involved the purchase of assets for cash, the assumption of certain liabilities and the issuance of a note payable and common stock of the company. Goodwill on the transaction was approximately $800,000, which is being amortized on the straight-line method over 40 years.
  The three acquisitions mentioned above were accounted for as purchases, and accordingly, the net assets and operations have been included in the company's consolidated financial statements since the dates of the acquisitions.


3   ACCOUNTS RECEIVABLE
A summary of accounts receivable follows:

(dollars in thousands)                   1999               1998
                                     --------             ------
customers                            $ 73,089             75,695
allowance for doubtful accounts        (1,452)            (1,244)
reserve for returns and allowances     (1,134)              (678)
                                     --------             ------
                                     $ 70,503             73,773
                                     ========             ======

4   INVENTORIES
A summary of inventories follows:

(dollars in thousands)                    1999        1998
----------------------                    ----        ----
inventories on the FIFO cost method
  raw materials                       $ 40,728      45,319
  work-in-process                        6,790       6,608
  finished goods                        24,885      31,017
                                      --------      ------
    total inventories on the
      FIFO cost method                  72,403      82,944
adjustments of certain inventories
  to the LIFO cost method               (1,478)     (2,364)
adjustments of certain inventories
  to market                             (3,855)     (1,986)
                                      --------      ------
                                      $ 67,070      78,594
                                      ========      ======


5   PROPERTY, PLANT AND EQUIPMENT
A summary of property, plant and equipment follows:

                                   depreciable lives
(dollars in thousands)                (in years)        1999         1998
----------------------                ----------        ----         ----
land and improvements                         10   $   2,227        2,205
buildings and improvements                  7-40      30,098       21,548
leasehold improvements                      7-10       2,511        1,544
machinery and equipment                     3-12     182,189      162,070
office furniture and equipment              3-10      15,548       13,508
capital projects in progress                           2,788       23,659
                                                   ---------      -------
                                                     235,361      224,534
accumulated depreciation                            (112,051)     (95,729)
                                                   ---------      -------
                                                   $ 123,310      128,805
                                                   =========      =======


6   GOODWILL
A summary of goodwill follows:

(dollars in thousands)         1999        1998
----------------------         ----        ----
goodwill                   $ 55,547      58,351
accumulated amortization     (4,278)     (3,189)
                           --------      ------
                           $ 51,269      55,162
                           ========      ======


7   ACCOUNTS PAYABLE
A summary of accounts payable follows:

(dollars in thousands)                       1999      1998
----------------------                       ----      ----
accounts payable - trade                  $25,450    34,340
accounts payable - capital expenditures       237     2,874
                                          -------    ------
                                          $25,687    37,214
                                          =======    ======


8   ACCRUED EXPENSES
A summary of accrued expenses follows:

(dollars in thousands)         1999      1998
----------------------         ----      ----
compensation and benefits   $13,136    12,212
other                         7,890     5,724
                            -------    ------
                            $21,026    17,936
                            =======    ======


9   INCOME TAXES
A summary of income taxes follows:

(dollars in thousands)         1999       1998      1997
----------------------         ----       ----      ----
current
  federal                   $(1,508)     2,698     5,109
  state                        (442)       493       881
  Canadian                    2,092      1,729       789
                            -------      -----     -----
                                142      4,920     6,779
                            -------      -----     -----
deferred
  federal                       612        563       (26)
  state                         279        102       (12)
  Canadian                      173        751     1,004
                            -------      -----     -----
                              1,064      1,416       966
                            -------      -----     -----
                            $ 1,206      6,336     7,745
                            =======      =====     =====


Income before income taxes related to the company's Canadian operation for the years ended May 2, 1999, May 3, 1998, and April 27, 1997 were $6,900,000,
$8,000,000 and $5,500,000, respectively.
  The following schedule summarizes the principal differences between income taxes at the federal income tax rate and the effective income tax rate reflected in the consolidated financial statements:

                                       1999     1998     1997
                                       ----     ----     ----
federal income tax rate                35.0%    35.0%    35.0%
state income taxes, net of federal
  income tax benefit                   (2.5)     1.8      2.6
exempt income of foreign
  sales corporation                    (3.1)    (6.4)    (1.7)
other                                  (1.4)    (1.4)     0.1
                                       ----     ----     ----
                                       28.0%    29.0%    36.0%
                                       ====     ====     ====


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consist of the following:

(dollars in thousands)                     1999        1998
----------------------                     ----        ----
deferred tax liabilities:
  property, plant and equipment, net   $(13,038)    (10,526)
  goodwill                               (2,431)     (1,651)
  other                                    (108)       (326)
                                       --------     -------
    total deferred tax liabilities      (15,577)    (12,503)
deferred tax assets:
  accounts receivable                       840         590
  inventories                             1,733       1,356
  compensation                            1,995       1,515
  liabilities and reserves                1,841       1,673
  alternative minimum tax                   849           0
                                       --------     -------
    gross deferred tax assets             7,258       5,134
    valuation allowance                       0           0
                                       --------     -------
    total deferred tax assets             7,258       5,134
                                       --------     -------
                                       $ (8,319)     (7,369)
                                       ========     =======

Deferred taxes are classified in the accompanying consolidated balance sheet captions as follows:

(dollars in thousands)       1999        1998
----------------------       ----        ----
other current assets     $  6,264       3,858
deferred income taxes     (14,583)    (11,227)
                         --------      ------
                         $ (8,319)     (7,369)
                         ========      ======

At May 2, 1999, the company had an alternative minimum tax credit carryforward of approximately $849,000 for federal income tax purposes. The company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.
  Income taxes paid, net of income tax refunds, were $2,217,000 in 1999; $5,218,000 in 1998; and $5,396,000 in 1997.


10   LONG-TERM DEBT
A summary of long-term debt follows:

(dollars in thousands)              1999         1998
----------------------              ----         ----
senior unsecured notes         $  75,000       75,000
industrial revenue bonds and
  other obligations               35,278       34,787
revolving credit facility         25,000       30,000
revolving line of credit               0        6,000
obligations to sellers             6,712        9,850
                               ---------      -------
                                 141,990      155,637
current maturities                (1,678)      (3,325)
                               ---------      -------
                               $ 140,312      152,312
                               =========      =======


The senior unsecured notes have a fixed coupon rate of 6.76% and an average remaining term of 9 years. The principal payments become due from March 2006 to March 2010 with interest payable semi-annually.
  The company's revolving credit agreement (the "Credit Agreement") provides an unsecured multi-currency revolving credit facility, which expires in April 2002, with a syndicate of banks in the United States. The Credit Agreement provides for a revolving loan commitment of $88,000,000. The agreement requires payment of a quarterly facility fee in advance. In October 1998, the company amended the Credit Agreement to amend certain covenants. Additionally, the amendment increased the interest rate 0.375% to LIBOR plus 1.125%. On borrowings outstanding at May 2, 1999, the interest rate was 6.26%.
  The company's $6,000,000 revolving line of credit expires on May 31, 2000. However, the line of credit will automatically be extended for an additional three-month period on each August 31, November 30, February 28 and May 31 unless the bank notifies the company that the line of credit will not be extended. At May 2, 1999, no borrowings were outstanding under the revolving line of credit.
  The industrial revenue bonds (IRB) are generally due in balloon maturities which occur at various dates from 2006 to 2013. All of the bonds bear interest at variable rates of approximately 66% of the prime rate (prime at May 2, 1999 was 7.75%). The IRBs are collateralized by restricted investments of $3,340,000 and letters of credit for the outstanding balance of the IRBs and certain interest payments due thereunder.
  The company's loan agreements require, among other things, that the company maintain compliance with certain financial ratios. At May 2, 1999, the company was in compliance with these amended financial covenants.
  At May 2, 1999, the company had three interest rate swap agreements with a bank in order to reduce its exposure to floating interest rates on a portion of its variable rate borrowings.
  The following table summarizes certain data regarding the interest rate swaps:


NOTIONAL AMOUNT     INTEREST RATE       EXPIRATION DATE
---------------     -------------       ---------------
  $  15,000,000              7.3%            April 2000
  $   5,000,000              6.9%             June 2002
  $   5,000,000              6.6%             July 2002


The estimated amount at which the company could terminate these agreements as of May 2, 1999 is approximately $478,000. Net amounts paid under these agreements increased interest expense by approximately $308,000 in 1999; $232,000 in 1998; and $301,000 in 1997. Management believes the risk of incurring losses resulting from the inability of the bank to fulfill its obligation under the interest rate swap agreements to be remote and that any losses incurred would be immaterial.
  The principal payment requirements of long-term debt during the next five years are: 2000 - $1,678,000; 2001 - $1,678,000; 2002 - $27,051,000; 2003 -
$2,051,000; and 2004 - $373,000.
  Interest paid during 1999, 1998 and 1997 totaled $9,579,000, $7,067,000, and
$4,834,000, respectively.


11   COMMITMENTS AND CONTINGENCIES
The company leases certain office, manufacturing and warehouse facilities and equipment, primarily computer, and vehicles, under noncancellable operating leases. Lease terms related to real estate range from five to ten years with renewal options for additional periods ranging from five to fifteen years. The leases generally require the company to pay real estate taxes, maintenance, insurance and other expenses. Rental expense for operating leases, net of sublease income, was $7,440,000 in 1999, $6,065,000 in 1998; and $4,590,000 in
1997. Future minimum rental commitments for noncancellable operating leases are $6,356,000 in 2000; $4,480,000 in 2001; $2,968,000 in 2002; $2,302,000 in 2003;
$1,825,000 in 2004; and $5,571,000 in later years.
  The company is involved in several legal proceedings and claims which have arisen in the ordinary course of its business. These actions, when ultimately concluded and settled, will not, in the opinion of management, have a material adverse effect upon the financial position, results of operations or liquidity of the company.
  The company has outstanding capital expenditure commitments of approximately $5,068,000 as of May 2, 1999.

12  STOCK OPTION PLANS

The company has a fixed stock option plan under which options to purchase common stock may be granted to officers, directors and key employees. At May 2, 1999, 789,927 shares of common stock were authorized for issuance under the plan. Options are generally exercisable one year after the date of grant and generally expire beginning ten years after the date of grant.

  No compensation cost has been recognized for this stock option plan as options are granted under the plan at an option price not less than fair market value at the date of grant.

  A summary of the status of the plan as of May 2, 1999, May 3, 1998 and April 27, 1997 and changes during the years ended on those dates is presented below:

                                                     1999                        1998                         1997
-----------------------------------------------------------------------------------------------------------------------
                                               Weighted-Avg.                Weighted-Avg.               Weighted-Avg.
                                   Shares     Exercise Price     Shares    Exercise Price     Shares    Exercise Price
-----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning
  of year                          529,427        $12.30         407,228        $8.69         443,437       $ 7.46
Granted                            209,375          7.62         187,250        18.89          82,250        12.61
Exercised                         (10,750)          3.28         (65,051)        8.63        (118,459)        6.81
Canceled/expired                   (6,000)         10.56               -            -               -            -
-----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year        722,052          11.09         529,427        12.30         407,228         8.69
======================================================================================================================
Options exercisable at year-end   522,052          12.42         453,427        10.97         336,228         7.91
Weighted-average fair value
  of options granted
  during the year                $   2.88                         $ 6.72                     $   4.55
======================================================================================================================



                             Options Outstanding                                Options Exercisable
----------------------------------------------------------------------------------------------------------
                      Number     Weighted-Avg.                             Number
Range of         Outstanding        Remaining          Weighted-Avg.       Exercisable     Weighted-Avg.
Exercise Prices    at 5/2/99  Contractual Life         Exercise Price      at 5/2/99      Exercise Price
---------------------------------------------------------------------------------------------------------
  $ 2.82 - $ 7.50    108,052         3.4 years         $ 4.60              108,052       $ 4.60
  $ 7.63 - $ 7.63    200,000         9.4                 7.63                    0            0
  $ 7.75 - $12.75    195,375         5.5                10.31              195,375        10.31
  $13.34 - $20.94    218,625         6.1                18.17              218,625        18.17
---------------------------------------------------------------------------------------------------------
                     722,052         6.5                11.09              522,052        12.42
---------------------------------------------------------------------------------------------------------

  During fiscal 1995, the company adopted a stock option plan which provided for the one-time grant to officers and certain senior managers of options to purchase 121,000 shares of the company's common stock at $.05 (par value) per share. Coincident with the adoption of this plan, the company's 1993 stock option plan was amended to reduce the number of shares issuable under that plan by 121,000 shares. The accelerated vesting provisions of this plan were achieved and all options vested 45 days after the end of fiscal 1997 and, as a result, the compensation expense recorded under APB Opinion No. 25 was approximately $1,026,000 for the three-year period ended April 27, 1997. Since these options were granted in fiscal 1995, the provisions of SFAS No. 123 are not applicable. As of May 2, 1999, the 65,000 options outstanding under the plan have exercise prices of $0.05 and a weighted-average remaining contractual life of 4.7 years. Options exercised during fiscal 1999 and 1998 were 0 and 49,000, respectively.

  During September 1997, the company's shareholders approved the 1997 performance-based option plan which provides for the one-time grant to certain officers and certain senior managers of options to purchase 106,000 shares of the company's common stock at $1.00 per share. Options under the plan are exercisable on January 1, 2006 due to the company not achieving net income per share of $1.50 for fiscal 1999. During fiscal 1999 and 1998, the compensation expense recorded under APB Opinion No. 25 was $250,000 in each year.

  As of May 2, 1999, the 106,000 options outstanding under the plan have exercise prices of $1.00 and a weighted-average remaining contractual life of
7.7 years. The weighted-average fair value of the 106,000 options granted during 1998 was $19.10. Had compensation cost for this stock-based compensation plan and the fixed stock option plan with 722,052 options outstanding at May 2, 1999 been determined consistent with SFAS No. 123, the company's net income, net income per share and net income per share, assuming dilution would have been reduced to the pro forma amounts indicated below:

(dollars in thousands,
except per share data)                        1999      1998      1997
---------------------------------------------------------------------------
Net income               As reported         $3,102    15,513    13,770
                         Pro forma            2,827    15,377    13,637
---------------------------------------------------------------------------
Net income per share     As reported          $0.24      1.22      1.18
                         Pro forma             0.22      1.21      1.17
---------------------------------------------------------------------------
Net income per share,    As reported          $0.24      1.19      1.15
     assuming dilution   Pro forma             0.22      1.18      1.14
---------------------------------------------------------------------------

  The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yield of 1.5%, 1% and 1%; risk-free interest rates of 5.4%, 5.5% and 5%; expected volatility of 47%, 42% and 44%; and expected lives of 4 years, 5.3 years and 3 years.

13  BENEFIT PLANS

The company has a defined contribution plan which covers substantially all employees and provides for participant contributions on a pre-tax basis and discretionary matching contributions by the company, which are determined annually. Company contributions to the plan were $1,091,000 in 1999; $1,103,000 in 1998; and $875,000 in 1997.

  In addition to the defined contribution plan, the company has a nonqualified deferred compensation plan covering officers and certain other associates. The company's nonqualified plan liability of $4,044,000 and $3,059,000 at May 2, 1999 and May 3, 1998, respectively, is included in accrued expenses in the accompanying consolidated balance sheets. The company also had assets related to the nonqualified plan of $3,091,000 and $2,355,000 at May 2, 1999 and May 3, 1998, respectively, which are included in other assets in the accompanying consolidated balance sheets.

14  SEGMENT INFORMATION

The company's operations are classified into two business segments: upholstery fabrics and mattress ticking. The upholstery fabrics segment principally manufactures and sells woven jacquards and dobbies, wet and heat-transfer prints, and woven and tufted velvets primarily to residential and commercial (contract) furniture manufacturers. The mattress ticking segment principally manufactures and sells woven jacquards, heat-transfer prints and pigment prints to bedding manufacturers.

  International sales, of which 94%, 94%, and 91% were denominated in U.S. dollars in 1999, 1998, and 1997, accounted for 23% of net sales in 1999, 29% in 1998, and 25% in 1997, and are summarized by geographic area as follows:

(dollars in thousands)              1999       1998      1997
------------------------------------------------------------------
North America (excluding USA)     $31,102     31,160    27,479
Europe                             19,578     30,775    25,245
Middle East                        33,996     34,412    23,505
Asia and Pacific Rim               21,371     32,344    19,646
South America                       3,484      5,158     2,604
All other areas                     3,823      3,374     3,092
------------------------------------------------------------------
                                 $113,354    137,223   101,571
==================================================================

  In 1999, 1998 and 1997, no customer represented over 10% of consolidated net sales. In addition, company assets located outside the United States are not material for any of the three years presented.

  The company internally manages and reports selling, general and administrative expenses, interest expense, interest income, other expense and income taxes on a total company basis. Thus, profit by business segment represents gross profit. In addition, the company internally manages and reports cash and cash investments, accounts receivable, other current assets, restricted investments, property, plant and equipment, goodwill and other assets on a total company basis. Thus, identifiable assets by business segment represent inventories.

  Sales, gross profit and inventories for the company's operating segments are as follows:

(dollars in thousands)          1999          1998           1997
Net sales
  Upholstery Fabrics          $387,644       389,430        324,197
  Mattress Ticking              95,440        87,285         74,682
                              --------       -------        -------
                              $483,084       476,715        398,879
                              ========       =======        =======
Gross profit
  Upholstery Fabrics           $52,286        61,922         56,994
  Mattress Ticking              23,822        21,639         15,491
                              --------       -------        -------
                               $76,108        83,561         72,485
                              ========       =======        =======
Inventories
  Upholstery Fabrics           $55,565        66,336         44,239
  Mattress Ticking              11,505        12,258          9,224
                              --------       -------        -------
                               $67,070        78,594         53,463
                              ========       =======        =======

15  RELATED PARTY TRANSACTIONS

A director of the company is also an officer and director of a major customer of the company. The amount of sales to this customer was approximately $34,313,000 in 1999; $30,545,000 in 1998; and $27,549,000 in 1997. The amount due from this customer at May 2, 1999 was approximately $4,517,000 and at May 3, 1998 was approximately $2,413,000.

  A director of the company is also an officer and director of the lessor of the company's office facilities in High Point. Rent expense for the company's office facilities was approximately $555,000 in 1999; $482,000 in 1998; and $436,000 in 1997.

  Rents paid to entities owned by certain shareholders and officers of the company and their immediate families were $752,000 in 1999; $724,000 in 1998; and $680,000 in 1997.

16  FOREIGN EXCHANGE FORWARD CONTRACTS

The company generally enters into foreign exchange forward and option contracts as a hedge against its exposure to currency fluctuations on firm commitments to purchase certain machinery and equipment and raw materials. The company had $0 and $519,000 of outstanding foreign exchange forward and option contracts as of May 2, 1999 and May 3, 1998, respectively (denominated in Belgian francs at May 3, 1998). Due to the short maturity of these financial instruments, the fair values of these contracts approximate the contract amounts at May 2, 1999 and May 3, 1998, respectively.

17  STOCK OFFERING

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

SELECTED QUARTERLY DATA


                                          fiscal          fiscal         fiscal         fiscal         fiscal       fiscal
(amounts in thousands,                     1999            1999           1999           1999           1998         1998
except per share amounts)              4th quarter     3rd quarter    2nd quarter    1st quarter    4th quarter  3rd quarter
-------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA (8)
  net sales                             $132,165         112,093        128,159      110,667         135,834       118,457
  cost of sales                          109,324          92,911        107,685       97,056         112,644        97,554
-------------------------------------------------------------------------------------------------------------------------------
    gross profit                          22,841          19,182         20,474       13,611          23,190        20,903
  SG & A expenses                         15,921          14,100         15,474       14,473          15,277        13,162
-------------------------------------------------------------------------------------------------------------------------------
    income (loss) from operations          6,920           5,082          5,000         (862)          7,913         7,741
  interest expense                         2,482           2,308          2,464        2,361           1,837         2,180
  interest income                           (113)            (10)           (19)         (53)            (69)          (73)
  other expense                              546             492            604          770             753           492
-------------------------------------------------------------------------------------------------------------------------------
    income (loss) before income taxes      4,005           2,292          1,951       (3,940)          5,392         5,142
  income taxes                             1,109             753            644       (1,300)          1,236         1,140
-------------------------------------------------------------------------------------------------------------------------------
    net income (loss)                      2,896           1,539          1,307       (2,640)          4,156         4,002
-------------------------------------------------------------------------------------------------------------------------------
  EBITDA (4)                             $11,534           9,522          9,649        3,142          11,796        11,390
  depreciation                             4,764           4,587          4,822        4,376           4,148         3,791
  cash dividends                             423             455            455          455             453           444
-------------------------------------------------------------------------------------------------------------------------------
  weighted average shares outstanding     12,645          12,995         12,995       13,000          12,993        12,692
  weighted average shares outstanding,
    assuming dilution                     12,742          13,124         13,120       13,203          13,284        12,986
-------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (8)
  net income (loss) (7)                  $  0.23            0.12           0.10        (0.20)           0.32          0.32
  net income (loss), assuming dilution (7)  0.23            0.12           0.10        (0.20)           0.31          0.31
  cash dividends                           0.035           0.035          0.035        0.035           0.035         0.035
  book value                               10.54           10.02           9.94         9.87           10.11          9.58
-------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (8)
  working capital                        $99,324          95,712        102,336      103,406         102,730       104,026
  property, plant and equipment, net     123,310         125,885        126,050      127,287         128,805       113,658
  total assets                           330,612         326,448        342,022      342,698         354,815       327,322
  capital expenditures                     2,189           2,057          3,585        2,858           7,696         8,967
  long-term debt                         140,312         140,210        150,210      154,383         152,312       144,079
  funded debt (1)                        138,650         138,472        148,479      153,559         151,616       141,223
  shareholders' equity                   127,326         130,208        129,124      128,272         131,519       121,613
  capital employed (5)                   265,976         268,680        277,603      281,831         283,135       262,836
-------------------------------------------------------------------------------------------------------------------------------
RATIOS & OTHER DATA (8)
  gross profit margin                       17.3%           17.1%          16.0%        12.3%           17.1%         17.6%
  operating income (loss) margin             5.2             4.5            3.9         (0.8)            5.8           6.5
  net income (loss) margin                   2.2             1.4            1.0         (2.4)            3.1           3.4
  EBITDA margin                              8.7             8.5            7.5          2.8             8.7           9.6
  effective income tax rate                 27.7            32.9           33.0         33.0            22.9          22.2
  funded debt-to-total capital ratio (1)    52.1            51.5           53.5         54.5            53.5          53.7
  working capital turnover                   4.3             4.4            4.4          4.5             4.7           4.7
  days sales in receivables                   49              47             52           48              49            52
  inventory turnover                         6.4             5.2            5.7          4.9             5.9           5.4
-------------------------------------------------------------------------------------------------------------------------------
STOCK DATA
  stock price
    high                                 $  8.50            8.94          10.44        19.13           21.75         21.00
    low                                     5.13            6.50           5.94         9.19           18.63         18.38
    close                                   8.25            6.56           7.25         9.19           18.88         20.00
  P/E ratio (2)
    high                                    35.4            26.6           19.8         24.5            17.8          16.2
    low                                     21.3            19.4           11.2         11.8            15.3          14.1
  daily average trading
    volume (shares) (6)                     34.9            20.3           27.5         38.5            16.9          17.5
-------------------------------------------------------------------------------------------------------------------------------


                                          fiscal         fiscal
(amounts in thousands,                     1998           1998
except per share amounts)              2nd quarter    1st quarter
----------------------------------------------------------------
INCOME STATEMENT DATA (8)
  net sales                              122,926          99,498
  cost of sales                          100,191          82,765
----------------------------------------------------------------
    gross profit                          22,735          16,733
  SG & A expenses                         13,632          10,916
----------------------------------------------------------------
    income (loss) from operations          9,103           5,817
  interest expense                         1,820           1,280
  interest income                            (72)            (90)
  other expense                              425             242
----------------------------------------------------------------
    income (loss) before income taxes      6,930           4,385
  income taxes                             2,425           1,535
----------------------------------------------------------------
    net income (loss)                      4,505           2,850
----------------------------------------------------------------
  EBITDA (4)                              12,643           9,012
  depreciation                             3,613           3,256
  cash dividends                             446             443
----------------------------------------------------------------
  weighted average shares outstanding     12,668          12,631
  weighted average shares outstanding,
    assuming dilution                     12,980          12,929
----------------------------------------------------------------
PER SHARE DATA (8)
  net income (loss) (7)                     0.36            0.23
  net income (loss), assuming dilution (7)  0.35            0.22
  cash dividends                           0.035           0.035
  book value                                9.30            8.98
----------------------------------------------------------------
BALANCE SHEET DATA (8)
  working capital                         98,833          88,969
  property, plant and equipment, net     107,377          97,128
  total assets                           320,979         253,319
  capital expenditures                    10,063           9,153
  long-term debt                         139,991          96,016
  funded debt (1)                        131,833          87,930
  shareholders' equity                   118,005         113,537
  capital employed (5)                   249,838         201,467
----------------------------------------------------------------
RATIOS & OTHER DATA (8)
  gross profit margin                       18.5%           16.8%
  operating income (loss) margin             7.4             5.8
  net income (loss) margin                   3.7             2.9
  EBITDA margin                             10.3             9.1
  effective income tax rate                 35.0            35.0
  funded debt-to-total capital ratio(1)     52.8            43.6
  working capital turnover                   4.8             5.1
  days sales in receivables                   55              50
  inventory turnover                         6.1             5.8
----------------------------------------------------------------
STOCK DATA
  stock price
    high                                   22.19           18.63
    low                                    17.38           16.50
    close                                  19.00           17.63
  P/E ratio (2)
    high                                    17.8            15.3
    low                                     13.9            13.5
  daily average trading                     13.9            15.8
    volume (shares) (6)
----------------------------------------------------------------

(1) Funded debt includes long- and short-term debt, less restricted investments.
(2) P/E ratios based on trailing 12-month net income per share.
(3) Rayonese included in consolidated results from its March 6, 1995 acquisition by Culp.
(4) EBITDA represents earnings before interest, income taxes, depreciation and amortization.
(5) Capital employed includes funded debt and shareholders' equity.


(6) Culp's common shares were listed on the New York Stock Exchange on December 31, 1996.
(7) Net income per share data presented in accordance with SFAS No. 128 which was adopted in 1998.
(8) Phillips, Wetumpka and Artee included in consolidated results from their August 5, 1997, December 30, 1997 and February 2, 1998 acquisitions by Culp, respectively.

SELECTED ANNUAL DATA

                                                                                                                 percent
                                                                                                                  change   five-year
                                                  fiscal         fiscal         fiscal      fiscal     fiscal      1999-    growth
(amounts in thousands, except per share amounts)   1999           1998           1997        1996       1995       1998      rate
--------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA (3) (8)
  net sales                                     $483,084         476,715       398,879      351,667   308,026      1.3%     14.5%
  cost of sales                                  406,976         393,154       326,394      289,129   253,345      3.5      15.0
--------------------------------------------------------------------------------------------------------------------------------
    gross profit                                 76,108          83,561         72,485       62,538    54,681     (8.9)     12.3
  S G & A expenses                               59,968          52,987         45,058       39,068    33,432     13.2      16.6
--------------------------------------------------------------------------------------------------------------------------------
    income from operations                       16,140          30,574         27,427       23,470    21,249    (47.2)      1.8
  interest expense                               9,615            7,117          4,671        5,316     4,715     35.1      30.8
  interest income                                (195)            (304)          (280)         (92)      (64)    (35.9)     19.8
  other expense                                  2,412            1,912          1,521          956     1,082     26.2      47.1
--------------------------------------------------------------------------------------------------------------------------------
    income before income taxes                   4,308           21,849         21,515       17,290    15,516    (80.3)    (18.5)
  income taxes                                   1,206            6,336          7,745        6,310     5,741    (81.0)    (22.5)
--------------------------------------------------------------------------------------------------------------------------------
    net income                                   3,102           15,513         13,770       10,980     9,775    (80.0)    (16.6)
--------------------------------------------------------------------------------------------------------------------------------
  EBITDA (4)                                    33,847           44,841         39,404       35,610    32,052    (24.5)      7.8
  depreciation                                  18,549           14,808         12,688       12,348    11,257     25.3      16.9
  cash dividends                                 1,788            1,786          1,513        1,236     1,120      0.1      15.1
--------------------------------------------------------------------------------------------------------------------------------
  weighted average shares outstanding           12,909           12,744         11,624       11,234    11,203      1.3       3.1
  weighted average shares outstanding,
    assuming dilution                           13,064           13,042         11,929       11,886    11,461      0.2       2.9
--------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (3) (8)
  net income (7)                                  0.24             1.22           1.18         0.98      0.87    (80.3)%   (19.0)%
  net income, assuming dilution (7)               0.24             1.19           1.15         0.94      0.86    (79.8)    (18.8)
  cash dividends                                  0.14             0.14           0.13         0.11      0.10      0.0      11.8
  book value                                     10.54            10.11           8.79         7.21      6.37      4.3      13.5
--------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (3) (8)
  working capital                              $99,324          102,730         69,777       56,953    38,612     (3.3)%    21.2%
  property, plant and equipment, net           123,310          128,805         91,231       76,961    75,805     (4.3)     14.0
  total assets                                 330,612          354,815        243,952      211,644   194,999     (6.8)     14.9
  capital expenditures                          10,689           35,879         26,958       14,385    18,058    (70.2)     (8.6)
  businesses acquired                                0           58,816              0            0    10,455   (100.0)   (100.0)
  long-term debt                               140,312          152,312         76,541       74,941    62,187     (7.9)     19.1
  funded debt (1)                              138,650          151,616         65,623       76,791    72,947     (8.6)     18.8
  shareholders' equity                         127,326          131,519        110,789       81,446    71,396     (3.2)     15.2
  capital employed (5)                         265,976          283,135        176,412      158,237   144,343     (6.1)     17.0
--------------------------------------------------------------------------------------------------------------------------------
RATIOS & OTHER DATA (3) (8)
  gross profit margin                             15.8%            17.5%          18.2%        17.8%     17.8%
  operating income margin                          3.3              6.4            6.9          6.7       6.9
  net income margin                                0.6              3.3            3.5          3.1       3.2
  EBITDA margin                                    7.0              9.4            9.9         10.1      10.4
  effective income tax rate                       28.0             29.0           36.0         36.5      37.0
  funded debt-to-total capital ratio (1)          52.1             53.5           37.2         48.5      50.5
  return on average total capital                  3.4              8.4           10.1          9.5       9.6
  return on average equity                         2.4             13.0           15.2         14.4      14.6
  working capital turnover                         4.3              4.7            5.3          5.3       5.6
  days sales in receivables                         49               49             49           46        47
  inventory turnover                               5.6              5.8            6.4          6.0       6.0
-------------------------------------------------------------------------------------------------------------
STOCK DATA
  stock price
    high                                        $19.13            22.19          19.63        13.25     12.50
    low                                           5.13            16.50          11.50         7.75      7.25
    close                                         8.25            18.88          16.63        13.00      9.75
  P/E ratio (2)
    high                                          79.6             18.2           16.6         13.5      14.3
    low                                           21.3             13.5            9.7          7.9       8.3
  daily average trading volume (shares) (6)       30.4             16.0           19.7         19.3      39.7
-------------------------------------------------------------------------------------------------------------

(1) - (8) See selected quarterly data table footnote

REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders of Culp, Inc.:

We have audited the accompanying consolidated balance sheets of Culp, Inc. and subsidiary as of May 2, 1999 and May 3, 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended May 2, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Culp, Inc. and subsidiary as of May 2, 1999 and May 3, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended May 2, 1999, in conformity with generally accepted accounting principles.


KPMG LLP

Charlotte, North Carolina
June 2, 1999

MANAGEMENT'S RESPONSIBILITY

  The management of Culp, Inc. is responsible for the accuracy and consistency of all the information contained in this Annual Report, including the financial statements. These statements have been prepared to conform with generally accepted accounting principles. The preparation of financial statements and related data involves estimates and the use of judgment.
  Culp, Inc. maintains internal accounting controls designed to provide reasonable assurance that the financial records are accurate, that the assets of the company are safeguarded, and that the financial statements present fairly the financial position and results of operations of the company.
  KPMG LLP, the company's independent auditors, conducts an audit in accordance with generally accepted auditing standards and provides an opinion on the financial statements prepared by management. Their report for 1999 is presented above.
  The Audit Committee of the Board of Directors reviews the scope of the audit and the findings of the independent auditors. The internal auditor and the independent auditors meet with the Audit Committee to discuss audit and financial reporting issues. The Committee also reviews the company's principal accounting policies, significant internal accounting controls, the Annual Report and annual SEC filings (Form 10-K and Proxy Statement).


/s/Robert G. Culp, III
Robert G. Culp, III
Chairman and Chief Executive Officer


/s/Phillip W. Wilson
Phillip W. Wilson
Vice President and Chief Financial Officer
June 2, 1999
shareholder information

CORPORATE ADDRESS
101 South Main Street
Post Office Box 2686
High Point, NC 27261
Telephone: (336) 889-5161
Fax: (336) 887-7089

REGISTRAR AND TRANSFER AGENT
Equiserve
150 Royall Street
Canton, MA 02021
(781) 575-3951

Written shareholder correspondence and transfers should be sent to:
Equiserve
P.O. Box 8217
Boston, MA 02266-8217

AUDITORS
KPMG LLP
Charlotte, NC 28282

LEGAL COUNSEL
Robinson, Bradshaw & Hinson, PA
Charlotte, NC 28246

FORM 10-K AND QUARTERLY REPORTS/INVESTOR CONTACT
The Form 10-K Annual Report of Culp, Inc., as filed with the Securities and Exchange Commission, is available without charge to shareholders upon written request. Shareholders may also obtain copies of the corporate news releases issued in conjunction with the company's quarterly results. These requests and other investor contacts should be directed to Kathy J. Hardy, Corporate Secretary, at the corporate address.

ANALYST COVERAGE
These analysts cover Culp, Inc.:

First Union Capital Markets
  - John Baugh, CFA
C.L. King & Associates
  - Tom Lewis
Raymond, James & Associates
  - Budd Bugatch, CFA
Wachovia Securities, Inc.
  - Kay Norwood, CFA
Value Line
  - Noah Goldner

STOCK LISTING
Culp, Inc. common stock is traded on the New York Stock Exchange under the symbol CFI. As of May 2, 1999, Culp, Inc. had approximately 2,700 shareholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings.

ANNUAL MEETING
Shareholders are cordially invited to attend the annual meeting to be held Tuesday, September 21, 1999 at the Radisson Hotel; 135 South Main Street; High Point, North Carolina.